Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on October 2, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

PET Acquisition LLC

to be converted as described herein into a corporation named

(Exact name of registrant as specified in its charter)

Delaware	5990	81-1005932
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10850 Via Frontera

San Diego, California 92127

(858) 453-7845

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald Coughlin, Jr.

Chief Executive Officer

PET Acquisition LLC

10850 Via Frontera

San Diego, California 92127

(858) 453-7845

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew L. Fabens Sean P. Griffiths Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	Michael Nuzzo Ilene Eskenazi Marty Lorenzo PET Acquisition LLC 10850 Via Frontera San Diego, California 92127 (858) 453-7845	Michael Benjamin Brian D. Paulson Tad J. Freese Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☒	Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.001 per share	$	$

(1)	Includes shares of Class A common stock issuable upon the exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

PET Acquisition LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, PET Acquisition LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to                  as described in the section captioned “Recapitalization and Corporate Conversion” of the accompanying prospectus. As a result of the Corporate Conversion, the members of PET Acquisition LLC will become holders of the common stock of                 . Except as disclosed in the prospectus, the historical consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of PET Acquisition LLC, and do not give effect to the Corporate Conversion. Shares of the Class A common stock of                  are being offered by the prospectus included in this registration statement.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2020

Preliminary Prospectus

            Shares

Class A Common Stock

This is the initial public offering of the Class A common stock, par value $0.001 per share, of             . We are offering              shares of our Class A common stock.

Currently, no public market exists for our Class A common stock. We expect the initial public offering price will be between $             and $            per share. We expect to apply to list our Class A common stock on                      under the symbol “            .”

After giving effect to the Corporate Conversion (as defined herein) and the completion of this offering, we will have three classes of common stock: Class A common stock; Class B-1 common stock; and Class B-2 common stock. The rights of the holders of our Class A common stock and our Class B-1 common stock are identical in all respects, except that our Class B-1 common stock does not vote on the election or removal of our directors. The rights of the holders of our Class B-2 common stock differ from the rights of the holders of our Class A common stock and Class B-1 common stock in that holders of our Class B-2 common stock only possess the right to vote on the election or removal of our directors. Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of              because our Sponsors (as defined herein) will continue to collectively control approximately     % of the voting power of our common stock (or approximately     % of the voting power if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Please read “Management—Status as a Controlled Company.”

INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS, INCLUDING THOSE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 18 OF THIS PROSPECTUS.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Please read “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters have a 30-day option to purchase up to an additional                  shares of our Class A common stock at the public offering price, less the underwriting discounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of our Class A common stock is expected to be made on or about                     , 2020 through the book-entry facilities of The Depository Trust Company.

Prospectus dated                    , 2020

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus authorized by us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

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NOTE ON THE PRESENTATION

Unless otherwise indicated, (i) references in this prospectus to “Petco,” “our company,” “we,” “our,” and “us,” or like terms, refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to PET Acquisition LLC and our subsidiaries, and after the Corporate Conversion, to                  and its subsidiaries taken as a whole, and (ii) “Petco Animal Supplies” refers to Petco Animal Supplies, Inc., our wholly owned subsidiary. Unless the context otherwise requires, references to “common stock” refer to our Class A common stock, our Class B-1 common stock and our Class B-2 common stock, collectively. References to our certificate of incorporation and bylaws are to our amended and restated certificate of incorporation and our amended and restated bylaws, respectively, each of which will become effective upon completion of this offering.

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. References to “fiscal year” mean the year in which that fiscal year began. For example, references to Fiscal 2019 refer to the fiscal year beginning February 3, 2019 and ending February 1, 2020. Please read “Selected Historical Consolidated Financial Data” for more information regarding the presentation of our fiscal years.

TRADEMARKS AND SERVICE MARKS

We own or have rights to various trademarks, service marks, and trade names that we use in connection with the operation of our business. The following trademarks are registered or pending registration: Bond & Co., Good 2 Go, Good Lovin’, Harmony, Imagitarium, Leaps & Bounds, Pals Rewards, Petco, PetCoach, PupBox, Reddy, Ruff & Mews, So Phresh, Vetco, Well & Good, WholeHearted, and You & Me. This prospectus may also contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of a third party’s trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, and trade names.

INDUSTRY AND MARKET DATA

This prospectus includes market data and forecasts with respect to the pet care industry. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, such as Packaged Facts, and other externally obtained data that we believe to be reliable. Some market and industry data, and statistical information and forecasts, are also based on management’s estimates, which are derived from our review of internal surveys as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties, including those discussed under the caption “Risk Factors.” As a result, although we believe that these sources are reliable, we have not independently verified the information.

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Confidential Treatment Requested by PET Acquisition LLC

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SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. In addition to this summary, we urge you to read the entire prospectus carefully, including the information set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Our Mission

We love pets. We are a purpose-driven company dedicated to improving the lives of pets, their parents, and the partners who work for us. We are committed to being the leading, most trusted resource in pet care, providing a comprehensive portfolio of essential products and services with expert advice that addresses all aspects of pet health and wellness.

Our Company

We are a beloved brand in the U.S. pet care industry with more than 50 years of experience delivering health, wellness, and happy experiences to pets and the people who love them. Over the last three years, we have transformed the business from a successful traditional retailer to a disruptive, fully-integrated, digital-focused provider of pet health and wellness offerings. We revamped our leadership team and invested over $300 million to build out leading capabilities across e-commerce and digital, owned brands, data analytics, and a full suite of on-site services including veterinary care. Our investments have delivered a comprehensive, integrated, and technology-enabled ecosystem of channels and offerings, complemented by a rapid innovation capability that is disrupting the pet market and providing pet parents with a differentiated holistic solution for all their pet care needs.

Our go-to-market strategy is powered by a multi-channel platform that integrates our strong digital presence with our nationwide physical network. Our data-driven digital footprint, consisting of an entirely redesigned e-commerce site and personalized mobile app, delivers an exceptional customer experience and serves as a hub for pet parents to manage their pets’ health, wellness, and merchandise needs, while enabling them to shop wherever, whenever, and however they want. By strategically leveraging our extensive physical network consisting of approximately 1,470 pet care centers located within three miles of 54% of our customers, we are able to offer our comprehensive product and service offering in a localized manner with a meaningful last-mile advantage over our competition. Through our connected platform, we serve our customers in a differentiated manner by offering the convenience of ship-from-store, buy-online, pick-up in-store (“BOPUS”), and curbside pick-up. This integrated, multi-channel approach clearly resonates with our customers, as the number of customers who engage with us across multiple channels has grown by 20% over the last three years. Further, these multi-channel customers spend between 3x to 6x more with us compared to single-channel customers.

Through our multi-channel platform, we provide a comprehensive offering of differentiated products and services that fulfill all the needs of pet parents and their pets. Our product offering leverages our owned brand portfolio and partnerships with premium third-party brands to deliver high quality food that avoids artificial ingredients, complemented by a wide variety of premium pet care

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supplies. We augment this premier product offering with a broad suite of professional services, including grooming as well as in-store and online training. Our service offering is further enhanced by a rapidly expanding, affordable veterinary service platform, which includes full-service, outpatient veterinary care service locations (“veterinary hospitals”), Vetco clinics, and tele-veterinarian services. In addition, we are increasingly linking our offerings with subscription programs such as membership and pet health insurance that create deeper engagement with our over 19 million Active Customers (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business”), with our Pals loyalty program members accounting for over 80% of transactions in Fiscal 2019. In addition to providing differentiated products and services, our over 26,000 knowledgeable, passionate partners provide important high-quality advice to our customers in our pet care centers. With our integrated platform and comprehensive offering, we provide a complete pet health and wellness ecosystem that drives engagement across our enterprise and creates life-long customer relationships.

Complete Pet Health and Wellness Ecosystem

Industry Dynamics

The U.S. pet care industry is a large, attractive growth market experiencing a significant acceleration in response to multiple secular themes. The industry serves more than 69 million households with pets and represents a total addressable market of $95 billion as of 2019. Since 2008, the industry has grown at a 4% compound annual growth rate (“CAGR”), driven by steady, predictable growth in the underlying pet population coupled with strong tailwinds associated with pet humanization.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Due to the essential, consumable nature of pet care, the industry has demonstrated resilience across economic cycles. During the Great Recession, the industry delivered strong performance, growing at a CAGR of 3% from 2008 to 2010. With respect to our business, we are strategically focused on growing our presence in three of the fastest-growing areas of the market: services, e-commerce, and veterinary, which are projected to grow at 12%, 12%, and 9% CAGRs, respectively, from 2020 to 2024.

As a result of the COVID-19 pandemic, the industry is experiencing a significant increase in demand that is expected to be a tailwind for years to come. According to Packaged Facts, the number of households with pets in the United States is expected to increase by 4% in 2020. Given the long-term, recurring demand for pet care products and services, which is expected to continue to grow in response to the pet humanization trend, this step function increase in the pet population represents a meaningful acceleration in total industry growth from 4% historically to 7% through 2024, according to Packaged Facts. As pet care demand continues to grow, we believe we are well-positioned to capture an outsized portion of the growing market as the only fully-integrated, comprehensive pet care provider in the industry.

U.S. Pet Care Industry CAGR	U.S. Pet Care Industry by Category ($ in billions, 2019)
Source: Packaged Facts	Source: Packaged Facts

Our Transformation

Three years ago, we saw several major opportunities to accelerate our business. First, customers were shifting online and we saw a meaningful opportunity to better leverage our differentiated strengths and physical network to benefit from this shift. Second, research showed that pet parents had multiple care needs across products and services, but they were confused and looking for a partner to help them navigate to the right health and wellness decisions. Third, we recognized a need to become much more analytical and operationally rigorous. Lastly, the organization required clear strategic direction following a period of transition and cost cutting. Our transformation actions were focused on the following major initiatives and investments:

•	assembled a next generation leadership team to drive transformation;

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•	built leading e-commerce and digital capabilities that leverage our physical network;

•	reinvented grooming and training, and launched a full-service veterinary hospital network;

•	created a highly differentiated owned and exclusive product offering;

•	implemented a performance culture led by data analytics; and

•	attracted exceptional talent in key growth areas.

Recent Financial Performance

Our transformation initiatives have driven strong top line growth in our business. Comparing Fiscal 2018 and Fiscal 2019, we achieved the following results:

•	increase in sales from $4.39 billion to $4.43 billion, representing year-over-year growth of 1.0%;

•	comparable sales growth of 3.9%;

•	increase in operating income (loss) from ($214.7) million to $110.6 million, representing year-over-year growth of 151.5%;

•	a decrease in net loss attributable to members from ($413.8) million to ($95.9) million, representing a year-over-year improvement of 76.8%; and

•	a decrease in Adjusted EBITDA from $437.8 million to $424.5 million, representing a year-over-decline of 3.0%.

For a description of our non-GAAP measures and reconciliations to their most comparable U.S. GAAP measures, please read the section titled “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

Category-Defining Brand with Long-Term Customer Relationships Built on Trust

Since our founding in 1965, we have focused on building long-term relationships with pet parents by providing an exceptional customer experience. Our top-of-mind awareness is among the highest in the industry, cited by 28% of customers as the first brand that comes to mind when asked to name a brand in pet products. Across our platform, we have a team of over 26,000 highly trained pet care experts who love animals and are passionate about sharing their expertise with pet parents. Through our people—such as digital experts, sales and engagement partners, groomers, trainers, companion animal experts, and veterinarians—we are able to build and maintain long-term, high-touch relationships with pet parents.

Our brand is consistently strengthened by the touchpoints we have with our customers across channels, products, and services. In Fiscal 2019, we served over 19 million Active Customers, with members of our Pals loyalty program representing over 80% of our transactions in Fiscal 2019 and ranking among the largest loyalty programs in the industry. We leverage the data from our Pals program via in-store technology (including hand-held devices that our partners use to assist customers with shopping), content, and recommendations in a highly personalized manner. Our customer relationships are built on trust and supported by high customer affinity, as demonstrated by our average nine-out-of-ten Voice of Consumer rating in the first half of Fiscal 2020.

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The Only Fully-Integrated Comprehensive Offering of Pet Products and Services Nationwide

We provide the only fully-integrated comprehensive offering of pet care products and services that meet the needs of pet parents everywhere—something that none of our competitors currently offer.

Our product strategy is built around an extensive offering that features premium owned and partner brands known for quality and innovation. We offer leading varieties of wholesome, premium food that build upon our expertise in pet nutrition. For example, we proudly offer premium brands such as human-grade Just Food For Dogs, which are not widely available in other national pet specialty stores. In addition to food, we offer a wide range of pet supplies to meet the needs of pet parents. The combination of our differentiated food and supplies strategy, including owned and exclusive brands, has enabled us to offer a premium product offering, with more than 50% of our offering not available via online or mass competitors.

Our service offering consists of professional grooming, training, and veterinary services. In addition to acting as a profitable driver of new customer acquisition, our service platform helps retain and expand the yearly spend of existing customers, drive visit frequency and digital engagement, and build long-term loyalty.

Through our connected multi-channel ecosystem, we are able to offer our comprehensive product and service offering across all channels to meet our customer wherever, whenever, and however they want to shop. During the 12 months ended July 2020, customers who shopped across the four channels we track for these purposes (pet care center merchandise, e-commerce and digital, grooming and training services, and veterinary services including veterinary hospitals and Vetco clinics) spent on average 6x with us versus customers who only shopped one of these channels.

Connected Ecosystem Combining Leading Digital Capabilities and a Strategic Physical Network

We have built a connected ecosystem comprising leading digital capabilities and a national physical network. Through our Petco.com website and Petco app, we offer premier digital navigation, speed, assortment, market-based pricing, content, and personalization features. Through our physical network, we have the ability to consistently fulfill and deliver a growing assortment of products directly to consumers in addition to convenient offerings such as BOPUS and curbside pick-up. Our physical proximity to our customers also provides us a significant last-mile cost advantage relative to competitors. In the six months ended August 1, 2020, approximately 80% of Petco.com orders were fulfilled by our pet care centers, either as ship-from-store, BOPUS, or curbside pick-up. For customers seeking even greater convenience, we offer repeat delivery options that facilitate recurring purchases. Through repeat delivery, we have a revenue stream that has increased 13% in Fiscal 2019. Finally, we continually leverage our digital capabilities to innovate, such as online booking of grooming appointments, convenient at-home services like on-line training, and mobile grooming. Our connected ecosystem provides us with a singular view of our customer, which fuels our highly effective performance marketing function to drive repeat visits and grow customer lifetime value.

Rapidly Growing Veterinary Services Offering Stack

According to Packaged Facts, more than 70% of pet owners have concerns about the affordability of veterinary healthcare. In response, we have established a differentiated and highly

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scalable, affordable veterinary healthcare service platform that consists of our full-service veterinary hospitals, Vetco clinics, and tele-veterinary services. In Fiscal 2019, we serviced over 400,000 customers through our veterinary offering platform.

We are rapidly expanding our full-service veterinary hospitals across the country to provide expanded service coverage. By integrating these veterinary hospitals into existing pet care centers, we benefit from significant structural advantages compared to existing veterinary care providers, positioning us to deliver a more affordable solution to our customers. Through our digitally enabled approach, we offer competitive and affordable exam fees, supported by convenient online appointment scheduling, text reminders and weekend booking availability. We have experienced strong early success from our veterinary hospital strategy driven by highly compelling unit economics. Our veterinary hospitals have historically required approximately $600,000 in build-out costs and generate four-wall profitability by year two. We target sales and four-wall EBITDA margins at maturity of approximately $1.5 million and 20%, respectively. The ability for customers to conveniently purchase health-related products, including prescription food, at the time of a veterinary appointment creates a strong complementary relationship in an under-penetrated category for Petco. Despite reducing the total selling square footage of an existing pet center when we add a veterinary hospital, we experience a sales uplift in merchandise and non-veterinary services, with average non-veterinary sales increasing by approximately 600 basis points in the first year of veterinary hospital operations. Our recent introduction of Petco Membership, a subscription program that provides access to our holistic health and wellness offering, and Petco Insurance leverage our growing veterinary services network to provide incremental benefits and convenience for customers.

Industry-Leading Grooming and Training Business Driving Recurring Trip Frequency

Leveraging our strategic physical network, we have built one of the largest grooming and training businesses in the pet care industry. These essential services drive recurring visits into our pet care centers, allowing us to earn a greater share of wallet from our customers, as demonstrated by the fact that over the past three years our service customers tend to spend 2x as much with us compared to our non-service customers.

In our grooming business, we served over 2 million pets across approximately 1,350 of our pet care centers during Fiscal 2019. We are building on the success of our investment strategy with the addition of new elements such as our “Spa Club” grooming loyalty program, breed-specific marketing, and mobile grooming. Spa Club has helped drive a 14% improvement in customer retention rate between the fourth quarter of Fiscal 2018 and the fourth quarter of Fiscal 2019.

In our training business, we served over 180,000 pets across approximately 1,470 pet care centers during Fiscal 2019. Because training is generally conducted at an early stage in a pet’s life, this offering is a strategic customer acquisition tool to engender long-term loyalty with new pet parents. We continue to focus on augmenting our core in-store training offering with the launch of at-home and online training classes. In Fiscal 2019, on average, our training customers spent 3.3x more with us than our non-training customers.

Premier Owned Brand Product Development and Innovation Platform

We operate a leading, owned brand portfolio that has grown rapidly and is highly accretive to our product gross margins, typically driving a margin rate that is between 1,500 and 2,000 basis points higher than comparable third-party brands. Our extensive direct customer relationships provide us with insights that allow us to identify unmet customer needs and trends and rapidly build products and

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services around those needs. We have an established infrastructure for developing, launching, and fostering growth in owned brand products, including an in-house packaged goods insights function, experienced fashion leadership, and a dedicated sourcing office in Asia.

Over the last three years, we have demonstrated the speed and depth of our innovation platform through the launch of 89 new brands and 5,000 new products. In 2016, we launched our first major proprietary pet food brand, WholeHearted, which features a premium ingredient panel, an attractive price point, quality packaging, and authentic branding that effectively targets millennial pet parents. In Fiscal 2019, we launched Reddy, our proprietary supplies brand that features premium fabrics and urban contemporary styling appealing to fashion-focused pet parents. We also believe our Well & Good brand has similar potential to tap into customer demand for premium wellness products. Sales of our owned brand portfolio have grown at a 14% CAGR between Fiscal 2017 and Fiscal 2019, and for Fiscal 2019, our owned brands generated sales of $1.1 billion, or approximately 27% of total product sales, up from 17% of product sales in Fiscal 2015.

Best-in-Pet Technology Capabilities

We have developed the ability to compete with the best-in-class innovation capabilities of our competitors. We invested over $150 million over the past three years in our digital systems and recruited leading digital talent, employing over 100 technology and analytics experts organized in rapid deployment “squad” structures linked to major areas like e-commerce, services, and customer relationship management “CRM.” Our operating experience and insights enable us to develop, test, and scale solutions in a rapid innovation cycle. We also seek to leverage our existing assets and advantages in the market to ensure our innovation implementations are not easily replicable by the competition. In the last 24 months, we have launched new programs, such as curbside pick-up, online dog training, an online food coach, our complete pet wellness app, pet medical record consolidation, and Petco Membership. Our ability to leverage our physical network has been a distinct competitive advantage. We believe our advanced innovation capabilities provide us with insights and opportunities to continue to enhance customer engagement, rapidly improve our offerings, and expand into new product and service lines faster and better than competitors.

Highly Experienced and Proven Management Team

We have an experienced and proven management team of successful retail, consumer, and technology industry veterans and a deep bench of talent supporting our emerging services, e-commerce, and omni-channel competencies.

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Our Chief Executive Officer, Ron Coughlin, who has been with Petco for over two years, brings 11 years of experience at HP, including eight as Division President, and 13 years of marketing experience at PepsiCo where he left as a Chief Marketing Officer

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Our Chief Financial and Operating Officer, Michael Nuzzo, actively oversees our supply chain and our services and veterinary businesses, after joining us in 2015, and has over 20 years of experience managing financial and operational strategy at leading public and private retail companies, including GNC and Abercrombie & Fitch

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Our Chief Digital & Innovation Officer, Darren MacDonald, brings critical e-commerce experience having built one of the leading global e-commerce platforms during his prior roles at Walmart and Jet.com, and having developed one of the most trafficked online shopping comparison engines as CEO of Pronto Network, an IAC company

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•	Our Chief Stores Officer, Justin Tichy, offers deep field experience with leading store teams at public retail companies, including Best Buy, Target, and Walmart

•	Our Chief Merchandising Officer, Nick Konat, brings leading consumer and retail expertise from managing merchandising strategies at Target as well as from his experience as a consultant at Accenture

•	Our Chief Human Resources Officer, Michelle Bonfilio, has prior experience in the pet industry and senior human resources roles with leading public retailers, including The Gap and Williams Sonoma

•	Our Chief Information and Administrative Offer, John Zavada, brings valuable information technology experience, formerly serving as CIO of Restoration Hardware and L Brands, among others

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Our Chief Legal Officer and Secretary, Ilene Eskenazi, brings over 20 years of legal experience from leading retail, apparel, and consumer packaged goods companies, having served as general counsel for other leading global brands such as Red Bull and True Religion

The balance of the senior team has experience from a host of high caliber companies.

Our Growth Strategies

Building upon our success to date, we see a significant opportunity to drive long-term growth across our business by executing on the following growth strategies:

Continue to Acquire New Customers and Drive Engagement Across All our Channels.

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Acquire New Customers: Strong secular trends in the industry are introducing new pet parents to the category. We are distinctively positioned to acquire new customers through our effective marketing, e-commerce engagement, new pet programs, Pals loyalty program, Petco app, and sticky services offerings, as well as our strategic physical network, which provides a low-cost acquisition and powerful brand awareness vehicle. As one of the most recognizable brands in the industry and the only fully-integrated complete solution for all pet health and wellness needs, we are distinctively positioned to successfully acquire new customers looking for the best first stop as new pet parents.

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Increase Engagement and Monetization Across All Channels and Offerings: Our multi-channel and multi-category customers represent our highest yearly and lifetime value spend levels and will be a meaningful contributor to our future growth. We plan to drive these spend levels higher as we scale our e-commerce platform and full-service veterinary hospitals. Further, we believe we have an embedded opportunity to significantly grow the value of our active customer base by attracting customers to additional channels, leveraging our comprehensive health and wellness offering, in-store cross-selling, Petco app, advanced CRM capabilities, and subscription programs like repeat delivery, which directly facilitate multi-channel purchases.

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Source: Company data

Note: Channels consist of pet care center merchandise, e-commerce and digital, grooming and training services, and veterinary services.

•

Maximize Customer Engagement and Loyalty with Subscription Programs: Beyond our repeat delivery program, we have only begun to capitalize on subscription revenue opportunities, including through the recent launches of additional value-add subscription programs:

•	Petco Membership: an annual fee-based membership program that provides preferred access to our holistic health and wellness offering across products, grooming, and veterinary care;

•	Pupbox: a service that provides monthly shipments of premium food, treats, and merchandise to puppy parents; and

•	Petco Insurance: an annual service that provides affordable, full-service pet health coverage with added pet product and services perquisites not offered by traditional insurance company plans.

All three programs have experienced strong initial customer reception to date. While these programs are relatively nascent, we are excited by the opportunity to bring together our product and service offerings under subscription programs that we believe will positively impact the customer experience while providing us with an attractive revenue stream from subscription businesses.

Continue to Grow Our Digital Business.

We intend to leverage our fully-integrated ecosystem, high-performance website and mobile app experience, fulfilment cost advantages, and differentiated services offerings to capitalize on the continued strong growth of e-commerce in the pet industry. In particular, we expect the continued expansion of BOPUS and curbside pick-up, which we are able to offer profitably given our strategic physical network, to allow us to substantially grow e-commerce sales while maintaining a leading customer fulfillment proposition. Our ability to connect our online platform with our in-person offerings, such as grooming, training, and veterinary care, creates a “flywheel” that drives greater online visits, which in turn create more opportunities for product cross-selling. By leveraging our technology and operational assets, we plan to continue delivering innovation and new multi-channel offerings with a goal of meeting or exceeding overall pet e-commerce industry growth, as well as increasing our e-commerce penetration.

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Expand Our Health & Wellness Services.

•

Rapid Expansion of our Differentiated Veterinary Services:    Veterinary care is one of the fastest-growing categories in the pet industry and one of our key strategic priorities. Through our comprehensive veterinary offering stack and affordable care positioning, we are disrupting the industry and intend to gain market share by expanding on our proven, replicable model of offering affordable, high-quality veterinary services to pet parents everywhere. We have experienced strong results from the 100 full-service veterinary hospitals currently open and plan to continue to add 60 to 70 hospitals per year to new, relocated, and remodeled pet care centers as we execute on a 900+ location white space. We also have the opportunity to utilize tele-veterinary services to grow the revenue base of our hospitals through convenient online appointments. Outside of our full-service veterinary hospitals, we are expanding our Vetco clinic business both within Petco and through partnerships with other retail partners. We believe that through our affordable, convenient, and tech-enabled veterinary proposition, we are well-positioned to capture increasing share in the attractive veterinary services market while driving overall share of customer wallet by marketing and cross-selling our non-veterinary offerings.

•

Continue to Grow Our Core Grooming and Training Businesses:    The grooming and training markets are highly fragmented and offer us an opportunity to meaningfully grow our market share. Grooming is a large addressable market in the United States, representing approximately $3.4 billion in 2019, according to Packaged Facts. Relative to our competitors, our scale and digital capabilities, such as convenient online scheduling, provide us with a compelling advantage. In our grooming business, we have an opportunity to increase productivity by adding staff to meet elevated customer demand, selling higher priced service packages, and adding mobile grooming capabilities to capture demand for at-home services. In our training business, we have a multi-year growth opportunity with our recently expanded offerings beyond our standard in-store group classes, including private, one-on-one classes both in-store and at-home, as well as online training classes taught by our elite trainers.

Drive Product Sales with Emphasis on Owned Brand Innovation and Exclusive Brands.

We have a significant opportunity to leverage our differentiated owned brand development and innovation capabilities to accelerate growth of our leading owned brand portfolio, which has experienced growth at a CAGR of 14% between Fiscal 2017 and Fiscal 2019. During Fiscal 2019, our owned brand business accounted for $1.1 billion of sales, or 27% of total product sales, driven by the success of our WholeHearted and recently launched Reddy brands. Looking ahead, owned brands are a key strategic priority for us as we will leverage consumer insights to drive continued innovation in our offerings across food and supplies in a manner that is differentiated relative to our competitors. Additionally, we intend to grow our brand portfolio through new partnerships with premium brands in the industry, as well as expanding existing partnerships, such as a broader rollout of Just Food For Dogs pantries and on-site kitchens. Our differentiated food and supplies offering is a key driver of customer loyalty and stickiness, with more than 50% of our offering not available in online or mass competitors.

Leverage Category Capabilities to Expand Our Offerings and Geographies.

Our journey is just beginning. Our fully-integrated multi-channel ecosystem provides us with tremendous data and insights, as well as the ability to continually innovate and add new capabilities and offerings. We plan to continue to add to our service offerings with new elements of our breed-specific at-home and online training classes. In the subscription offering area, we are planning

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initiatives in proprietary credit card, membership, and wellness programs. Within our technology platform, we plan to build upon our strong momentum to rapidly innovate and roll out new capabilities.

Internationally, we see significant opportunity to deploy our comprehensive model to expand our presence in new markets. We will leverage the success of our joint venture with Grupo Gigante in Mexico, where we have over 80 locations, and our wholesale partnership with Canadian Tire in Canada, where we have Petco products in approximately 450 locations, including the initial launch and build-out of dedicated Petco shop-in-shops, to continue to grow in these geographies. Looking ahead, we also see a meaningful opportunity to pursue a wholesale distribution approach like with Canadian Tire in new international geographies in Central and South America, Europe, and Asia.

Summary of Risks Related to Our Business

An investment in our Class A common stock involves a high degree of risk. Among these important risks are the following:

•	A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

•

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

•	Our continued success is substantially dependent on positive perceptions of Petco, including our owned or exclusive brands.

•

Competition in the markets in which we operate, including internet-based competition, is strong and if we are unable to compete effectively, our ability to generate sales may suffer and our operating income and net income could decline.

•	We may be unable to execute our growth strategies successfully or manage and sustain our growth and, as a result, our business may be adversely affected.

•	We may experience difficulties recruiting and retaining skilled veterinarians due to shortages that could disrupt our business.

•	We face various risks as an e-commerce retailer.

•	If we fail to generate or obtain sufficient capital to finance our growth strategies, we may be unable to sustain our growth and our business may be adversely affected.

•	We depend on key personnel, and if we lose the services of any of our principal executive officers, we may not be able to run our business effectively.

•	The loss of any of our key merchandise vendors, or of any of our exclusive distribution arrangements with certain of our vendors, would negatively impact our business.

•

We face various risks related to health epidemics, pandemics, and similar outbreaks, such as the recent outbreak of COVID-19, which may materially and adversely affect our business, financial position, results of operations, and cash flows.

•

A disruption, malfunction, or increased costs in the operation, expansion, or replenishment of our distribution centers or our supply chain would affect our ability to deliver to our locations and e-commerce customers or increase our expenses, which could harm our sales and profitability.

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•

Our reputation and business may be harmed if our or our vendors’ computer network security or any of the databases containing customer, employee, or other personal information maintained by us or our third-party providers is compromised, which could materially adversely affect our results of operations.

•	If our information systems or infrastructure fail to perform as designed or are interrupted for a significant period of time, our business could be adversely affected.

•	Pet food safety, quality, and health concerns could adversely affect our business.

•	Our substantial indebtedness could adversely affect our cash flows and prevent us from fulfilling our obligations under existing debt agreements.

•

Our Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

•

We are a “controlled company” within the meaning of the rules of                  and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 18 and the other information in this prospectus for an explanation of these risks before investing in our Class A common stock.

Our Sponsors

We are currently controlled by Scooby LP, which is indirectly owned by certain funds (the “CVC Funds”) advised and/or managed by CVC Capital Partners (“CVC”), CPP Investments, a Canadian company (together with its affiliates, “CPP” and together with the CVC Funds, our “Sponsors”), and certain co-investors. Prior to the completion of this offering, Scooby LP will transfer our equity that it holds to a newly formed and wholly owned subsidiary.

After giving effect to the Corporate Conversion and the completion of this offering, our Sponsors will control                 shares of our Class A common stock,                 shares of our Class B-1 common stock, and                 shares of our Class B-2 common stock representing collectively approximately                % of the voting power of our company. For more information on our ownership of our common stock by our principal stockholders and the voting and economic rights associated with each class of our common stock, please read “Principal Stockholders” and “Description of Capital Stock,” respectively.

Recapitalization and Corporate Conversion

Prior to the completion of this offering, the 3.00% Senior Notes of our company held by noteholders, including Scooby LP, will be contributed to us and canceled, and the Floating Rate Senior Notes of Petco Animal Supplies will be partially exchanged for indebtedness of an affiliate of Scooby LP, with such exchanged notes contributed to us by the affiliate and canceled. These transactions, which we refer to collectively as the “Recapitalization,” will have the net effect of reducing our indebtedness and increasing our stockholders’ equity. For more information regarding this indebtedness, please read “Recapitalization and Corporate Conversion” and Note 9 to the historical consolidated financial statements included elsewhere in this prospectus.

We currently operate as a Delaware limited liability company under the name PET Acquisition LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, PET

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Acquisition LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to                 . In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the “Corporate Conversion.” For more information regarding our conversion to a corporation, please read “Recapitalization and Corporate Conversion.”

Corporate Information and Structure

PET Acquisition LLC is a Delaware limited liability company. Prior to the effectiveness of the registration of which this prospectus forms a part, we will convert into a Delaware corporation pursuant to a statutory conversion and be renamed                 . Please read the section captioned “Recapitalization and Corporate Conversion.” Our principal executive offices are located at 10850 Via Frontera, San Diego, California 92127, and our telephone number at that address is (858) 453-7845. Our only material asset is the indirect ownership of 100% of the equity of Petco Animal Supplies Stores, Inc., a Delaware corporation, through which we conduct all of our business. Our website is www.petco.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our Controlled Company Status

Because our Sponsors will control                  shares of Class A common stock,                  shares of Class B-1 common stock, and                  shares of Class B-2 common stock, representing approximately                % of the voting power of our company, following the completion of this offering, we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and rules of the applicable stock exchange. A controlled company is not required to have a majority of independent directors or form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules that require us to have an audit committee composed entirely of independent directors, subject to the “phase-in” rules applicable to newly public companies. Under the “phase-in” rules, we are required to have at least three independent directors on our audit committee within one year of the effectiveness of the registration statement of which this prospectus forms a part. We expect to have                  independent directors upon the completion of this offering. Please read “Management—Status as a Controlled Company.”

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The Offering

Class A common stock offered by us	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Class A common stock to be outstanding after this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Voting Rights	Shares of our Class A common stock will be entitled to one vote per share on all matters presented to our stockholders generally. Holders of our Class B-1 common stock will not be entitled to vote in the election or removal of directors. Holders of our Class B-2 common stock will only have the right to vote in the election or removal of directors. Shares of our Class B-1 common stock and Class B-2 stock will together be convertible on a combined, share-for-share basis into shares of our Class A common stock at the election of the holder.

Use of proceeds	We expect to receive approximately $ million of net proceeds from this offering (or $ million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), based upon the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to redeem in full the Floating Rate Senior Notes (as defined herein) and the remainder of the proceeds, plus cash on hand, to repay a portion of the term loan facility (as defined herein).

Dividend policy	We do not anticipate paying any cash dividends on our Class A common stock in the near future. In addition, our credit facilities place certain restrictions on our ability to pay cash dividends. Please read “Dividend Policy.”

Listing and trading symbol	We intend to apply to list our Class A common stock on under the symbol “ .”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

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Unless the context requires otherwise, references to the number and percentage of shares of our common stock to be outstanding immediately after this offering are based on                  shares of our Class A common stock outstanding as of                 , 2020 and assume the underwriters’ option to purchase additional shares of our Class A common stock will not be exercised.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to our certificate of incorporation and bylaws, which will be in effect prior to the completion of this offering;

•	assumes an initial public offering price of $ per share of our Class A common stock, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus; and

•	excludes shares of our Class A common stock that will be reserved for future issuance under the 2020 plan, as further described in “Executive Compensation—2020 Equity Incentive Plan.”

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Summary Historical Consolidated Financial Data

The following table presents our summary historical consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the fiscal years ended 2019 and 2018 are derived from the audited historical consolidated financial statements included elsewhere in this prospectus.

Historical results are not necessarily indicative of the results to be expected for future periods. We refer you to the notes to our historical consolidated financial statements for a discussion of the basis on which our historical consolidated financial statements are prepared.

Our fiscal year ends on the Saturday closest to January 31, resulting in fiscal years of either 52 or 53 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year. For example, references to Fiscal 2019 refer to the fiscal year beginning February 3, 2019 and ending February 1, 2020. Fiscal 2019 and Fiscal 2018 each include 52 weeks.

This table should be read in conjunction with the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Fiscal Year
	2019 (52 weeks ended February 1, 2020)		2018 (52 weeks ended February 2, 2019)
(dollars in thousands)
Statement of operations data:
Net sales		$4,434,514		$4,392,173
Cost of sales		2,527,995		2,487,334

Gross profit		1,906,519		1,904,839
SG&A expenses		1,776,919		1,746,387
Goodwill & indefinite-lived intangible impairment		19,000		373,172

Operating income		110,600		(214,720)
Interest income		(335)		(420)
Interest expense		253,018		243,744
Loss on extinguishment of debt		—		460

(Loss) Income before income taxes and (income) loss from equity method investees		(142,083)		(458,504)
Income tax (benefit) expense		(35,658)		(45,840)
(Income) loss from equity method investees		(2,441)		1,124

Net (loss) income		(103,984)		(413,788)
Net (loss) attributable to noncontrolling interest(1)		(8,111)		—

Net (loss) income attributable to members		$(95,873)		$(413,788)

Per unit data:
Net (loss) income per unit attributable to members	$		$
Basic
Diluted
Weighted average common units outstanding
Basic
Diluted
Cash dividends declared per common unit	$		$

Statement of cash flow data:
Net cash provided by (used for)
Operating activities		$110,337		$203,202
Investing activities		(139,041)		(142,682)
Financing activities		(3,071)		(32,099)

Net (decrease) increase in cash, cash equivalents and restricted cash		$(31,775)		$28,421

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	Fiscal Year
	2019 (52 weeks ended February 1, 2020)	2018 (52 weeks ended February 2, 2019)
(dollars in thousands)
Balance Sheet data (end of period):
Cash and cash equivalents	$148,785	$180,649
Merchandise inventories, net	478,968	470,144
Working capital (deficit)(2)	(130,936)	218,138
Fixed assets, net	656,256	683,547
Total assets(3)	6,155,118	4,924,379
Total debt(4)	3,270,131	3,239,167
Members’ equity	561,061	637,909

Other Financial and Operational Data:
Comparable sales increase (decrease)(5)	3.9%	(1.1%)
Total pet care centers at end of period	1,478	1,490
Total pet care centers with veterinarian practices at end of period	81	39
Total Active Customers (in thousands)(6)	19,651	19,075
Total Active Multi-Channel Customers (in thousands)(7)	3,024	2,786
Net (loss) profit margin(8)	(2.3%)	(9.4%)
Adjusted EBITDA(9)	$424,547	$437,836
Adjusted EBITDA margin(9)	9.6%	10.0%

(1)

The non-controlling interest represents 50% of the net loss of our veterinary joint venture, which is a variable interest entity for which we were deemed to be the primary beneficiary beginning in Fiscal 2019 due to revisions made in the joint operating agreement. Prior to Fiscal 2019, the joint venture was accounted for as an equity method investment.

(2)	Working capital is defined as current assets minus current liabilities.
(3)

We adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842),” and related amendments as of February 3, 2019, the beginning of Fiscal 2019 on a prospective basis and therefore, fiscal years prior to 2019 have not been revised.

(4)

Total debt includes obligations under the senior secured credit facilities (as defined herein), the Floating Rate Senior Notes, the 3.00% Senior Notes, and finance leases. Amounts are reflected net of unamortized discounts and debt issuance costs.

(5)

Comparable sales growth is for our total enterprise. A new location or digital site is included in comparable sales beginning on the first day of the fiscal month following 12 full fiscal months of operation and is subsequently compared to like time periods from the previous year. Relocated stores become comparable stores on the first day of operation if the original store was open longer than 12 full fiscal months. If, during the period presented, a store was closed, sales from that store are included up to the first day of the month of closing. Additionally, our comparable sales exclude the impact of the wind-down and migration of our Drs. Foster & Smith digital site to Petco.com in Fiscal 2018 and Fiscal 2019. Please read “Management’s Discussion and Analysis of Results of Operations and Financial Condition—How We Assess the Performance of Our Business.”

(6)

As of the last date of a reporting period, Total Active Customers is defined as the total number of trackable unique customers (including Pals Loyalty members) that have made at least one transaction with us, across any of our channels, during the prior 12-month period.

(7)

As of the last date of a reporting period, Total Active Multi-Channel Customers is defined as the total number of trackable unique customers that have transacted with us across at least two of our channels during the prior 12-month period.

(8)	Net (loss) profit margin is defined as net (loss) income divided by net sales.
(9)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. Please read “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.

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RISK FACTORS

Investing in our Class A common stock involves uncertainty and risk due to a variety of factors. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our Class A common stock. Further, the risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. If any of the following risks were to occur, our business, financial condition, and results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. For a summary of these risks, please read “Summary—Summary of Risks Related to Our Business.”

Risks Related to Our Business

A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

Our sales depend on consumer spending, which is influenced by factors beyond our control, including general economic conditions, disruption or volatility in global financial markets, changes in interest rates, the availability of discretionary income and credit, weather, consumer confidence, unemployment levels and government orders restricting freedom of movement. We may experience declines in sales or changes in the types of products and services sold during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or a decrease in the sales of higher-margin products, which could reduce our profitability and adversely affect our business.

We have also benefited from increasing pet ownership, discretionary spending on pets and current trends in humanization and premiumization in the pet industry, as well as favorable pet ownership demographics. To the extent these trends slow or reverse, our sales and profitability would be adversely affected. In particular, COVID-19 has driven an increase in pet ownership and consumer demand for our products that may not be sustained or may reverse at any time. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns and pet care needs could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products and services to meet the requirements of pet parents. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, and our ability to leverage our digital and data capabilities to gather and respond to consumer feedback.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire

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product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition and results of operations may be materially adversely affected.

Our continued success is substantially dependent on positive perceptions of Petco, including our owned or exclusive brands.

We believe that one of the reasons our customers prefer to shop at Petco, and that our partners choose Petco as a place of employment, is the reputation we have built over many years of serving our primary constituencies: customers, partners, and the communities in which we operate. These are core elements of the Petco mission and brand. To be successful in the future, we must continue to preserve, grow, and leverage the value of our reputation and our brand. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents that erode trust and confidence, particularly if they result in adverse publicity or widespread reaction on social media, governmental investigations, or litigation, can have an adverse impact on these perceptions and lead to adverse effects on our business, including decreased comparable sales, consumer boycotts, loss of new pet care center development opportunities, lower partner morale and productivity, or partner recruiting difficulties.

In addition, we sell many products under our owned or private label brands. Maintaining consistent product quality, competitive pricing, and availability of our branded products for our customers is essential to developing and maintaining customer loyalty and brand awareness. These products often have higher margins than national brand products. If one or more of these brands experience a loss of consumer acceptance or confidence, our sales and gross margin could be adversely affected.

Competition in the markets in which we operate, including internet-based competition, is strong and if we are unable to compete effectively, our ability to generate sales may suffer and our operating income and net income could decline.

The pet care industry is highly competitive. We compete with a number of specialty pet store chains and independent pet stores. We also compete with online retailers, supermarkets, warehouse clubs and mass merchants. The pet care industry has become increasingly competitive due to the expansion of pet-related product offerings by certain supermarkets, warehouse clubs, other retail merchandisers, and online retailers, and the entrance of additional independent pet stores with unique product offerings and other pet specialty retailers into the pet food and pet supply market, some of which have developed store formats similar to ours. Some competitors are larger and have access to greater capital and the ability to invest in more resources than we do.

We may face greater competition from national, regional, local and online retailers in the future. In particular, if any of our major competitors seeks to gain or retain market share by reducing prices or by introducing additional products or services, we may be required to reduce prices on our key products or services or introduce new offerings in order to remain competitive, which may negatively affect our profitability and require a change in our operating strategies.

If consumer preferences change and thereby decrease the attractiveness of what we believe to be our competitive advantages, including our extensive product assortment, premium product offerings, competitive pricing, high-quality service offerings, and a unique customer experience, or if we fail to otherwise positively differentiate our customer experience from that of our competitors, our business and results of operations could be adversely affected.

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We may be unable to execute our growth strategies successfully or manage and sustain our growth, and as a result, our business may be adversely affected.

Our strategies include expanding our veterinary service offerings and building out our digital and data capabilities, growing our market share in services like grooming and training, enhancing our owned brand portfolio, and introducing new offerings to better connect with our customers. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:

•	whether we have adequate capital resources to expand our offerings and build out our digital and data capabilities;

•	our ability to include veterinary services in our existing pet care centers or in our remodeled or relocated pet care centers;

•	our ability to relocate our pet care centers and obtain favorable sites and negotiate acceptable lease terms;

•	our ability to hire, train and retain skilled managers and personnel, including veterinarians, information technology professionals, owned brand merchants, and groomers and trainers;
and

•	our ability to continue to upgrade our information and other operating systems and to make use of the data that we collect through these systems to offer better products and services to our customers.

Our existing locations may not maintain their current levels of sales and profitability, and our growth strategies may not generate sales levels necessary to achieve pet care center level profitability comparable to that of our existing locations. To the extent that we are unable to execute on our growth strategies in accordance with our expectations, our sales growth would come primarily from the organic growth of existing product and service offerings.

We may experience difficulties recruiting and retaining skilled veterinarians due to shortages that could disrupt our business.

The successful growth of our veterinary services business depends on our ability to recruit and retain skilled veterinarians and other veterinary technical staff. We face competition from other veterinary service providers in the labor market for veterinarians, and from time to time, we may experience shortages of skilled veterinarians in markets in which we operate our veterinary service businesses, which may require us or our affiliated veterinary practices to increase wages and enhance benefits to recruit and retain enough qualified veterinarians to adequately staff our veterinary services operations. If we are unable to recruit and retain qualified veterinarians, or to control our labor costs, our business, financial condition, and results of operations may be materially adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we seek to further integrate our in-store and online operations and have made significant investments to integrate and grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, it could have an adverse effect on our business.

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In some circumstances, increased transactions through our website may result in reduced customer traffic in our pet care centers, particularly as customers take advantage of home delivery services available for online orders when making certain types of purchases, such as for bulk orders or heavy pet products. There is a risk that any such reduced customer traffic may reduce the sales of certain products and services in our pet care centers. The availability of free shipping of online and “extended aisle” orders increases our costs and could adversely affect our profitability.

In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we fail to generate or obtain sufficient capital to finance our growth strategies, we may be unable to sustain our growth and our business may be adversely affected.

Our growth rate depends, to a large degree, on the availability of adequate capital to fund the expansion of our offerings, including veterinary services and digital capabilities, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. We cannot assure you that we will be able to maintain sufficient cash flow or obtain sufficient equity or debt capital on acceptable terms, or at all, to support our expansion plans.

Moreover, the credit agreements governing the senior secured credit facilities contain provisions that restrict the amount of debt we may incur in the future, and certain other covenants that may restrict or impair our growth plans. If we are not successful in generating or obtaining sufficient capital, we may be unable to invest in our growth, which may adversely affect our results of operations.

We depend on key personnel, and if we lose the services of any of our principal executive officers, we may not be able to run our business effectively.

We are dependent upon the efforts of our principal executive officers. The loss of any of our principal executive officers could affect our ability to run our business effectively. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense, and we cannot assure you that we can retain our personnel. The loss of a member of senior management requires the remaining executive officers to divert immediate and substantial attention to seeking a replacement. The inability to fill vacancies in our senior executive positions on a timely basis could adversely affect our ability to implement our business strategy, which would negatively impact our results of operations.

The loss of any of our key merchandise vendors, or of any of our exclusive distribution arrangements with certain of our vendors, would negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current pet food or supply vendors will be able to accommodate our anticipated growth and expansion of our locations and e-commerce business. As a result of the disruptions resulting from COVID-19, some of our existing vendors have not been able to supply us with products in a timely or cost-effective manner. While we believe these disruptions to be temporary, a continued inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations. We do not maintain long-term supply contracts with any of our merchandise vendors. Any vendor could discontinue selling to us at any time. The loss of any of our significant vendors of pet food, particularly premium pet food, or pet supplies offered by us would have a negative impact on our

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business, financial condition, and results of operations. In addition, in our experience, it is challenging to persuade pet food buyers to switch to a different product, which could make it difficult to retain a customer if we lose a pet food vendor.

We continually seek to expand our base of pet food and supply vendors and to identify new pet products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

Most of the premium pet food brands that we purchase are not widely carried in supermarkets, warehouse clubs, or mass merchants. If any premium pet food manufacturers were to make premium pet food products widely available in supermarkets or through mass merchants, or if the premium brands currently available to supermarkets and mass merchants were to increase their market share at the expense of the premium brands sold only through specialty pet food and supplies retailers, our ability to attract and retain customers or our competitive position may suffer. Further, if supermarkets, warehouse clubs, or mass merchants begin offering any of these premium pet food brands at lower prices, our sales and gross margin could be adversely affected.

Several of the pet food brands and product lines we currently purchase and offer for sale to our customers are not offered by our closest pet specialty competitor. However, in most cases, we have not entered into formal exclusivity agreements with the vendors for such brands. In the event these vendors choose to enter into distribution arrangements with other specialty pet retailers or other competitors our sales could suffer and our business could be adversely affected.

Our principal vendors currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability.

We face various risks related to health epidemics, pandemics, and similar outbreaks, such as the recent outbreak of COVID-19, which may materially and adversely affect our business, financial position, results of operations, and cash flows.

Our business and financial results have been, and could be in the future, adversely affected by health epidemics, pandemics, and similar outbreaks. The COVID-19 outbreak has been declared a pandemic by the World Health Organization and continues to spread in the United States and in many other countries globally. As a result of the COVID-19 pandemic, we have reduced operations in many of our pet care centers, which has decreased our pet care center revenues and may continue to adversely affect such revenues for an uncertain period of time. Despite our efforts to manage these matters, their ultimate effects also depend on factors beyond our knowledge or control, including the duration, severity, and recurrence of any outbreak and actions taken to contain its spread and mitigate its public health effects. The pandemic may continue to adversely affect our business, financial position, results of operations, and cash flows, including by resulting in (i) significant volatility in demand for our products and services, (ii) changes in consumer behavior and preferences, (iii) disruptions of our manufacturing and supply chain operations, (iv) disruption of our cost saving programs and restructuring initiatives, (v) limitations on our employees’ ability to work and travel, and (vi) changes to economic or political conditions in markets in which we operate.

As a result of COVID-19, many of our personnel are working remotely, and it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

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Further, as a result of COVID-19, the operations of our pet care centers and distribution centers have been, and could be in the future, substantially disrupted by federal or state mandates ordering shutdowns of non-essential services or by the inability of our employees to travel to work. Our expansion plans for pet care centers, veterinary services, and distribution centers may also be delayed by or become costlier due to the continuing spread of COVID-19. Disruptions to the operations of our pet care centers and distribution centers and delays or increased costs in the expansion of our pet care center or distribution center capacity may negatively impact our financial performance and slow our future growth.

The uncertainty around the duration of business disruptions and the extent of the spread of the virus in the United States and to other areas of the world will likely continue to adversely impact the national or global economy and negatively impact consumer spending. Any of these outcomes could have a material adverse impact on our business, financial condition, results of operations, and ability to execute and capitalize on our strategies. The full extent of COVID-19’s impact on our operations and financial performance depends on future developments that are uncertain and unpredictable, including the duration and spread of the pandemic, any long-term health impacts on any partners who have been infected with COVID-19, its impact on capital and financial markets, and any new information that may emerge concerning the severity of the virus and its spread to other regions, as well as the actions taken to contain it, among others.

In the weeks leading up to stay-at-home conditions in March and April 2020, consumer demand for our products, specifically essential pet food, surged. During this surge, we could not fulfill demand for all of our product orders. If such surges outpace our capacity build or occur at unexpected times, we may be unable to fully meet our customers’ demands for our products. Further, it is unknown what impact a “second wave” of outbreaks in 2020 or beyond could have on our operations and workforce. Such impacts could include effects on our business and operations from additional government restrictions on travel, shipping, and workforce activities, including stay-at-home orders.

A disruption, malfunction, or increased costs in the operation, expansion or replenishment of our distribution centers or our supply chain would affect our ability to deliver to our locations and e-commerce customers or increase our expenses, which could harm our sales and profitability.

Our vendors generally ship merchandise to one or more of our distribution centers, which receive and allocate merchandise to our locations and e-commerce customers. The success of our pet care centers depends on their timely receipt of merchandise. If any shipped merchandise were to be delayed because of the impact of weather on transnational shipping, particularly from our vendors in Asia, our operations would likely be significantly disrupted. Disruption to shipping and transportation channels due to slowdowns or work stoppages at ports on the West Coast of the United States have occurred in the past, and to the extent they occur in the future, could cause us to rely more heavily on airfreight to achieve timely delivery to our customers, resulting in significantly higher freight costs. We may not be able to pass all or any portion of these higher costs on to our customers or adjust our pricing structure in a timely manner in order to remain competitive, either of which could have a material adverse effect on our results of operations.

We have faced labor shortages at several of our distribution centers due to factors directly or indirectly related to COVID-19, which has adversely affected our results of operations. If any of our distribution centers were to shut down, continue to suffer substantial labor shortages, or lose significant capacity for any reason, our operations would likely be significantly disrupted. We compete with other retailers for the supply of personnel to staff our distribution centers, some of whom are larger than us and have access to greater capital resources than we do. If we are unable to successfully recruit and retain personnel to staff our distribution centers, we may face labor shortages or be forced to increase

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wages and enhance benefits for such personnel, which may have an adverse effect on our results of operations. In addition, any interruption or malfunction in our distribution operations, including, but not limited to, the loss of a key vendor that provides transportation of merchandise to or from our distribution centers, or regulatory issues with respect to any of our distribution centers, could adversely affect our sales and results of operations. An interruption in our inventory supply chain could result in out-of-stock or excess merchandise inventory levels or adversely affect our ability to make timely deliveries to e-commerce customers, and could adversely affect our sales and results of operations.

Our operations are subject to extensive governmental regulation, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations. Our failure to comply with such laws and regulations may result in enforcements, recalls, and other adverse actions that could disrupt our operations and adversely affect our financial results.

Our operations, including some of our vendors, are subject to federal, state, and local laws and regulations established by the Occupational Safety and Health Administration (“OSHA”), the U.S. Food and Drug Administration (the “FDA”), the U.S. Department of Agriculture (the “USDA”), the Drug Enforcement Administration (the “DEA”), the U.S. Environmental Protection Agency (the “EPA”), the National Labor Relations Board, and by various other federal, state, local, and foreign authorities. These laws and regulations govern, among other things, our relationships with employees, including minimum wage requirements, overtime, terms and conditions of employment, working conditions, and citizenship requirements; the weights and measures of our products; the manufacturing and distribution of foods, drugs, and controlled substances intended for animal use; our businesses that provide veterinary services and pet insurance plans; the transportation, handling, and sale of small pets; emissions to air and water and the generation, handling, storage, discharge, transportation, disposal, and remediation of waste and hazardous materials; the processing, storage, distribution, safety, advertising, labeling, promotion, and import or export of our products; providing services to our customers; contracted services with various third-party providers; credit and debit card processing; the handling, security, protection, and use of customer and associate information; and the licensing and certification of services. In addition, we are subject to a wide range of state and local regulations relating to COVID-19, which are frequently changing. Read “Business—Government Regulation.”

Violations of or liability under applicable laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses, or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, or third-party liability claims against us, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our outsourced private brand manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. Some of these laws and regulations are subject to varying and uncertain interpretations, application, and enforcement by courts and regulatory authorities with broad discretion, which can mean that our efforts to maintain compliance in all jurisdictions are not always successful. Liabilities under, costs of compliance with, and the impacts on us of any alleged or determined non-compliance with any such laws and regulations could materially and adversely affect our business, reputation, financial condition, and results of operations. In addition, changes in the laws and regulations to which we are subject could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business costlier and less efficient to conduct, and compromise our growth strategy. Although we routinely obtain broad indemnities from our vendors in respect of their products, we could be adversely affected if we were found not to be in compliance with applicable regulations and we were not made whole by our vendors.

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Among other regulatory requirements, the FDA regulates the inclusion of specific claims in pet food labeling. For example, pet food products that are labeled or marketed with claims that may suggest that they are intended to treat or prevent disease in pets would potentially meet the statutory definitions of both a food and a drug. The FDA has issued guidance containing a list of specific factors it will consider in determining whether to initiate enforcement action against such products if they do not comply with the regulatory requirements applicable to drugs. These factors include, among other things, whether the product is only made available through or under the direction of a veterinarian and does not present a known safety risk when used as labeled. While we believe that we market our products in compliance with the policy articulated in FDA’s guidance and in other claim-specific guidance, the FDA may disagree or may classify some of our products differently than we do, and may impose more stringent regulations which could lead to alleged regulatory violations, enforcement actions, and/or product recalls. In addition, we may produce new products in the future that may be subject to FDA pre-market review before we can market and sell such products. Our distribution centers are also subject to periodic inspection by the FDA or other governmental authorities.

Currently, many states in the United States have adopted the Association of American Feed Control Officials (the “AAFCO”) definition of the term “natural” with respect to the pet food industry, which means a feed or feed ingredient derived solely from plant, animal, or mined sources, not having been produced by or subject to a chemically synthetic process and not containing any additives or processing aids that are chemically synthetic except in amounts as might occur in good manufacturing practices. Certain of our pet food products use the term “natural” in their labelling or marketing materials. As a result, we may incur material costs to comply with any new labeling requirements relating to the term “natural” and could be subject to liabilities if we fail to timely comply with such requirements, which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with governmental regulations or the expansion of existing or the enactment of new laws or regulations applicable to our veterinary services could adversely affect our business and our financial condition or lead to fines, litigation, or our inability to offer veterinary products or services in certain states.

All of the states in which we operate impose various registration, permit, and/or licensing requirements relating to the provision of veterinary products and services. To fulfill these requirements, we believe that we have registered with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our veterinary service businesses are required to maintain valid state licenses to practice.

In addition, certain states have laws, rules, and regulations which require that veterinary medical practices be owned by licensed veterinarians and that corporations which are not owned by licensed veterinarians refrain from providing, or holding themselves out as providers of, veterinary medical care, or directly employing or otherwise exercising control over veterinarians providing such care. We may experience difficulty in expanding our operations into other states or jurisdictions with similar laws, rules, and regulations. Our provision of veterinary services through tele-veterinarian offerings is also subject to an evolving set of state laws, rules, and regulations. Although we believe that we have structured our operations to comply with our understanding of the veterinary medicine laws of each state or jurisdiction in which we operate, interpretive legal precedent and regulatory guidance varies by jurisdiction and is often sparse and not fully developed. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any jurisdiction in which we operate could have a material adverse effect on us, particularly if we are unable to restructure our operations to comply with the requirements of that jurisdiction.

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Pursuant to 17 C.F.R. Section 200.83

We strive to comply with all applicable laws, regulations and other legal obligations applicable to our veterinary services. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. We cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements, and obligations. Any failure, or perceived failure, by us to comply with our filed permits and licenses with any applicable federal-, state-, or international-related laws, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand, and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities. Any such claim, proceeding, or action could hurt our reputation, brand and business, force us to incur significant expenses in defending such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws or regulations applicable to our veterinary services. In addition, various federal, state, and foreign legislative and regulatory bodies may expand existing laws or regulations, enact new laws or regulations, or issue revised rules or guidance applicable to our veterinary services. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition, and results of operations.

We occasionally seek to grow our business through acquisitions of or investments in new or complementary businesses, products or services, or through strategic ventures, and the failure to successfully identify these opportunities, manage and integrate these acquisitions, investments, or alliances, or to achieve an adequate return on these investments, could have an adverse effect on us.

The pet care industry is highly fragmented. We have completed acquisitions in the past and may pursue expansion and acquisition opportunities in the future. If we are unable to manage acquisitions, investments, or strategic ventures, or integrate any acquired businesses, services, or technologies effectively, we may not realize the expected benefits from the transaction relative to the consideration paid, and our business, financial condition, and results of operations may be adversely affected. To be successful, the integration process requires us to achieve the benefits of combining the companies, including generating operating efficiencies and synergies and eliminating or reducing redundant costs. This integration process involves inherent uncertainties, and we cannot assure you that the anticipated benefits of these acquisitions will be fully realized without incurring unanticipated costs or diverting management’s attention from our core operations.

From time to time we also make strategic investments. These investments typically involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of our resources, the inability of the new venture to generate sufficient revenues, the management of relationships with third parties, and potential expenses. Strategic ventures have the added risk that the other strategic venture partners may have economic, business, or legal interests or objectives that are inconsistent with our interests and objectives.

Further, we may be unsuccessful in identifying and evaluating business, legal, or financial risks as part of the due diligence process associated with a particular transaction. In addition, some investments may result in the incurrence of debt or may have contingent consideration components that may require us to pay additional amounts in the future in relation to future performance results of the subject business. If we do enter into agreements with respect to these transactions, we may fail to complete them due to factors such as failure to obtain regulatory or other approvals. We may be unable to realize the full benefits from these transactions, such as increased net sales or enhanced

Confidential Treatment Requested by PET Acquisition LLC

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efficiencies, within the timeframes that we expect or at all. These events could divert attention from our other businesses and adversely affect our business, financial condition, and results of operations. Any future acquisitions also could result in potentially dilutive issuances of equity securities, the incurrence of additional debt, or the assumption of contingent liabilities.

We are subject to risks related to online payment methods.

We currently accept payments using a variety of methods, including credit cards, debit cards, Paypal, and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud, and other risks. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry (“PCI”) Data Security Standard (“PCI DSS”), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical administrative and technical storage, processing, and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute data encryption standards and payment network security operating guidelines. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. As well, the Fair and Accurate Credit Transactions Act requires systems that print payment card receipts to employ personal account number truncation so that the customer’s full account number is not viewable on the slip.

Further, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. In the future, as we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements, and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines, legal proceedings, or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and results of operations could be materially and adversely affected.

We also occasionally receive orders placed with fraudulent data. If we are unable to detect or control fraud, our liability for these transactions could harm our business, financial condition, and results of operations.

Our marketing programs, e-commerce initiatives, and use of consumer information are governed by an evolving set of laws and enforcement trends, and changes in privacy laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, maintain, use, and share consumer data provided to us through online activities and other consumer interactions in our business in order to provide a better experience for our customers. Our current and future marketing programs depend on our ability to collect, maintain, use and share this information with service providers, and our ability to do so depends on the trust that our customers place in us and our ability to maintain that trust. Additionally, our use of consumer data is subject to the terms of our privacy policies and certain contractual restrictions in third-party contracts as well as evolving federal, state, and international laws and enforcement trends. While we strive to comply with all such regulatory and contractual obligations and believe that we are good stewards of our

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customers’ data, this area is rapidly evolving, and it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, or may conflict with our practices. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management, increase our costs of doing business, and result in monetary liability.

One of the ways we track consumer data and interactions for marketing purposes is through the use of third-party “cookies.” Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party cookies and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered, or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition, and results of operations.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand or further enforce current laws or regulations, enact new laws or regulations, or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. For example, in June 2018, California enacted the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain sales of personal information, and receive detailed information about what personal information is collected, how their personal information is used, and how that personal information is shared. The CCPA provides for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for data breaches that is expected to increase data breach litigation. There is already a ballot measure in California intended to revise the CCPA, which could result in additional compliance considerations. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. We have incurred and may continue to incur costs to adapt our systems and practices to comply with the current CCPA requirements and these costs may adversely affect our financial condition and results of operations. Additionally, the Federal Trade Commission (the “FTC”), and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination, and security of other personal data. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security, and access. Consumer protection laws require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Further, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute

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unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act.

Each of these privacy, security, and data protection laws and regulations—and others, including the CAN-SPAM Act of 2003, regulating our use of certain electronic mail marketing and state data breach notification laws requiring notifications to state residents in certain instances—and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business costlier or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition, and results of operations.

We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

We send short message service, or SMS, text messages to customers. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. Numerous class-action suits under federal and state laws have been filed in recent years against companies who conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. Any future such litigation against us could be costly and time-consuming to defend. For example, the Telephone Consumer Protection Act of 1991, a federal statute that protects consumers from unwanted telephone calls, faxes and text messages, restricts telemarketing and the use of automated SMS text messages without proper consent. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our SMS texting practices are not adequate or violate applicable law. This may in the future result in civil claims against us. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity, and our business, financial condition and results of operations could be adversely affected. Even an unsuccessful challenge of our SMS texting practices by our customers, regulatory authorities, or other third parties could result in negative publicity and could require a costly response from and defense by us.

Our reputation and business may be harmed if our or our vendors’ computer network security or any of the databases containing customer, employee, or other personal information maintained by us or our third-party providers is compromised, which could materially adversely affect our results of operations.

We collect, store, and transmit proprietary or confidential information regarding our customers, employees, job applicants, and others, including credit card information and personally identifiable information. We also collect, store, and transmit employees’ health information in order to administer employee benefits; accommodate disabilities and injuries; to comply with public health requirements; and to mitigate the spread of COVID-19 in the workplace. The protection of customer, employee, and company data in the information technology systems we use (including those maintained by third-party providers) is critical. In the normal course of business, we are and have been the target of malicious cyber-attack attempts and have experienced other security incidents. To date, such identified security events have not been material or significant to us, including to our reputation or business operations, or had a material financial impact, but there can be no assurance that present or future cyber-attacks will not be material or significant. Security could be compromised and confidential information, such as customer credit card numbers, employee information, or other personally identifiable information that we or our vendors collect, transmit, or store, could be misappropriated or system disruptions could

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occur. In addition, cyber-attacks such as ransomware attacks could lock us out of our information systems and disrupt our operations. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Attacks may be targeted at us, our customers, our employees, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries, or other developments may result in the breach or compromise of the technology used by us to protect transactions or other sensitive data. In addition, data and security breaches could also occur as a result of non-technical issues, including intentional or inadvertent breach by our employees or by persons with whom we have commercial relationships, that result in the unauthorized release of personal or confidential information. Any compromise or breach of our or our vendors’ computer network security could result in a violation of applicable privacy and other laws, costly investigations, litigation, and notification, as well as potential regulatory or other actions by governmental agencies and harm to our brand, business, and results of operations. As a result of any of the foregoing, including our efforts to comply with or failure to comply with applicable legislation, we could experience adverse publicity, loss of sales, the cost of remedial measures and significant expenditures to reimburse third parties for damages, which could adversely impact our results of operations. Any insurance we maintain against the risk of this type of loss may not be sufficient to cover actual losses or may not apply to the circumstances relating to any particular loss.

The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target. Accordingly, we or our vendors may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Failure by us or our vendors to comply with data security requirements, including the CCPA’s new “reasonable security” requirement in light of the private right of action, or rectify a security issue may result in fines and the imposition of restrictions on our ability to accept payment cards, which could adversely affect our operations. We cannot assure you that we or our vendors will be able to satisfy the PCI data security standards. In addition, PCI is controlled by a limited number of vendors that have the ability to impose changes in fee structures and operational requirements without negotiation. Such changes in fees and operational requirements may result in our failure to comply with PCI security standards, as well as significant unanticipated expenses. Any unauthorized access into our customers’ sensitive information, or other data handled by or on behalf of us, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our customers’ confidence in us, and subject us to potential litigation, liability, fines, and penalties and consent decrees, which could require us to expend significant resources related to remediation or result in a disruption of our operations, any of which could have a material adverse effect on our business, financial condition, and results of operations.

If our information systems or infrastructure fail to perform as designed or are interrupted for a significant period of time, our business could be adversely affected.

The efficient operation of our business is dependent on our information systems. In particular, we rely on our information systems to effectively manage our financial and operational data, to maintain our in-stock positions, and to transact the sale of our products in our pet care centers. The failure of our information systems to perform as designed, loss of data, or any interruption of our information systems for a significant period of time could disrupt our business.

Our operations also depend on our ability to maintain and protect the computer systems we use to manage our purchase orders, pet care center inventory levels, web applications, accounting functions, and other critical aspects of our business. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, terrorist and cyber-attacks, and similar events. Our disaster recovery planning may not be sufficient to adequately respond to any such

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

events. In addition, we may have inadequate insurance coverage to compensate for any related losses and expenses. Any of these events could damage our reputation, disrupt our business, and be expensive to remedy.

We continue to invest in our information systems and IT infrastructure. Enhancement to or replacement of our major financial or operational information systems could have a significant impact on our ability to conduct our business operations and increase our risk of loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information systems. It may also require us to divest resources to ensure that implementation is successful. We can make no assurances that the costs of investments in our information systems will not exceed estimates, that the systems will be implemented without material disruption, or that the systems will be as beneficial as predicted. If any of these events occur, our results of operations could be adversely affected.

If we are required to restructure our operations to comply with regulations governing the transportation and sale of small animals, it could have a material adverse effect on our business and results of operations.

The transportation and sale of small animals is governed by various state and local regulations. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. We cannot assure you that, given varying and uncertain interpretations of these laws, we would be found to be in compliance in all states. A determination that we are in violation of applicable laws in any state in which we operate could require us to restructure our operations to comply with the requirements of that state, which could have a material adverse effect on our business and results of operations.

Negative publicity arising from claims that we do not properly care for animals we handle or sell could adversely affect how we are perceived by the public and reduce our sales and profitability.

From time to time we receive claims or complaints alleging that we do not properly care for some of the pets we handle or for companion animals we handle and sell, which may include dogs, cats, birds, fish, reptiles, and other small animals. Deaths or injuries sometimes occur while animals are in our care. As a result, we may be subject to claims that our animal care practices, including grooming, training, veterinary, and other services, or the related training of our associates, do not provide the proper level of care. Our efforts to establish our reputation as a “health and wellness” company increases the risk of claims or complaints regarding our practices. Any such claims or complaints, as well as any related news reports or reports on social media, even if inaccurate or untrue, could cause negative publicity, which in turn could harm our business and have a material adverse effect on our results of operations.

Our international operations and evolving foreign trade policy may result in additional market risks, which may adversely affect our business.

As our international operations grow, they may require greater management and financial resources. International operations require the integration of personnel with varying cultural and business backgrounds and an understanding of the relevant differences in the cultural, legal, and regulatory environments. Our results may be increasingly affected by the risks of our international activities, including:

•	challenges anticipating or responding to the impact that local culture and market forces may have on local consumer preferences and trends;

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Pursuant to 17 C.F.R. Section 200.83

•	fluctuations in currency exchanges rates;

•	changes in international staffing and employment issues;

•	the imposition of taxes, duties, tariffs, or other trade barriers;

•	shipping delays, such as the recent slowdown or work stoppage at ports on the West Coast, or customs delays;

•	greater difficulty in utilizing and enforcing our intellectual property rights;

•	the burden of complying with foreign laws, including regulatory regimes, tax laws, privacy laws, and financial accounting standards;

•	political and economic instability and developments;

•	issues or disputes arising with our joint venture partners, if any, in such operations; and

•

the risk that COVID-19 spreads widely in any country where we have significant employee presence, facilities, or critical operations, thereby impairing our ability to manage day-to-day operations and service our customers, increasing our costs of operations, and resulting in potential losses in revenue.

Moreover, certain policies and statements of the President of the United States and senior administration officials have given rise to uncertainty regarding the future of international trade agreements and the United States’ position on international trade. For example, the U.S. government has threatened to undertake a number of actions relating to trade with Mexico, including the closure of the border and the imposition of escalating tariffs on goods imported into the United States from Mexico. It remains unclear what additional actions, if any, the current U.S. administration will take with respect to trade relationships. Additional trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us and to our vendors based in the United States and may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.

Our products are sourced from a wide variety of vendors, including from vendors overseas, particularly in China. In addition, some of the products that we purchase from vendors in the United States also depend, in whole or in part, on vendors located outside the U.S. In 2018 and 2019, the United States imposed significant tariffs on various products imported from China, including certain products we source from China. The United States has also stated that further tariffs may be imposed on additional products imported from China if a trade agreement is not reached. On January 15, 2020, a “phase one” trade deal was signed between the United States and China and was accompanied by a decision from the United States to cancel a plan to increase tariffs on an additional list of Chinese products. However, given the limited scope of the phase one agreement, concerns over the stability of bilateral trade relations remain. At this time, we cannot assure you that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate the existing tariffs.

If additional tariffs are imposed on our products, or other retaliatory trade measures are taken, our costs could increase and we may be required to raise our prices. Further, efforts to mitigate this tariff risk, including a shift of production to places outside of China, could result in increased costs and disruption to our operations. These potential outcomes could result in the loss of customers and adversely affect our operating performance. To mitigate tariff risks with China, we may also seek to shift production outside of China, which could result in increased costs and disruption to our operations.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Our quarterly operating results may fluctuate due to the timing of expenses, new pet care center openings, pet care center closures, and other factors.

Our expansion plans, including the timing of new and remodeled pet care centers and veterinary hospitals, and related pre-opening costs, the amount of net sales contributed by new and existing pet care centers, and the timing of and estimated costs associated with pet care center closings or relocations, may cause our quarterly results of operations to fluctuate. Further, new pet care centers and service offerings tend to experience higher payroll, advertising and other store-level expenses as a percentage of net sales than more mature pet care centers, and such openings also often contribute to lower pet care center operating margins until those pet care centers become established, which may result in quarterly fluctuations in operating results. Quarterly operating results are not necessarily accurate predictors of performance.

Quarterly operating results may also vary depending on a number of factors, many of which are outside our control, including:

•	changes in our pricing policies or those of our competitors;

•	our sales and channels mix and the relevant gross margins of the products and services sold;

•	the hiring and retention of key personnel;

•	wage and cost pressures;

•	changes in fuel prices or electrical rates;

•	costs related to acquisitions of businesses; and

•	general economic factors.

Pet food safety, quality, and health concerns could adversely affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our owned brand or vendor-supplied pet food products and supplies. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our locations or cause vendor production and delivery disruptions. The actual or perceived sale of contaminated pet food products by our vendors or us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have an adverse effect on our sales and operations. In addition, if our products are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded, or adulterated, or to otherwise be in violation of governmental regulations, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. If this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product. Given the difficulty in converting pet food customers, if we lose customers due to a loss of confidence in safety or quality, it may be difficult to reacquire such customers.

Restrictions imposed in reaction to outbreaks of animal diseases or COVID-19 could have a material adverse effect on our business, financial condition, and results of operations.

If animal diseases, such as mad cow disease, foot-and-mouth disease, or highly pathogenic avian influenza, also known as “bird flu,” impact the availability of the protein-based ingredients our vendors use in products, our vendors may be required to locate alternative sources for protein-based ingredients. Those sources may not be available to sustain our sales volumes, may be costlier, and may affect the quality and nutritional value of our products. If outbreaks of mad cow disease, foot-and-mouth disease, bird flu, or any other animal disease, or the regulation or publicity resulting therefrom impacts the cost of the protein-based ingredients we have in our products, or the cost of the

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

alternative protein-based ingredients necessary for our products as compared to our current costs, we may be required to increase the selling price of our products to avoid margin deterioration. However, we may not be able to charge higher prices for our products without negatively impacting future sales volumes.

As a result of the disruptions resulting from COVID-19, some manufacturers of pork and other protein-based ingredients we use in our products were forced to shut down processing plants or take other adverse actions. While our supply chain was not disrupted, similar disruptions in the future due to COVID-19 or other outbreaks could potentially limit the supply of or increase prices for certain of meat proteins used in our pet food products, adversely affecting our business and results of operations.

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from several hundred different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our pet care centers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

Fluctuations in the prices and availability of certain commodities, such as rawhide, grains, and meat protein, could materially adversely affect our operating results.

The pet food and supplies industry is subject to risks related to increases in the price of and the availability of certain commodities used in the production of certain pet food and other pet-related products, specifically seed, wheat, and rice, as well as other materials such as rawhide, that are used in certain pet accessories. Additionally, increased human consumption or population increases may potentially limit the supply of or increase prices for certain of meat proteins used in animal feed. Historically, in circumstances where these price increases have resulted in our manufacturers or vendors increasing the costs we pay for our food products, we have been able to pass these increases on to customers. However, our ability to pass on increased purchase costs in the future will be significantly impacted by market conditions and competitive factors. If we are unable to pass on any increased purchase costs to customers, we may experience reduced margins, which could have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Failure to establish, maintain, protect, and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of our technology or our brand could harm our competitive position or require us to incur significant expenses to enforce our rights.

Our trademarks, such as Bond & Co., Good 2 Go, Good Lovin’, Harmony, Imagitarium, Leaps & Bounds, Pals Rewards, Petco, PetCoach, PupBox, Reddy, Ruff & Mews, So Phresh, Vetco, Well & Good, WholeHearted, and You & Me are valuable assets that support our brand and consumers’ perception of our products. We rely on trademark, copyright, trade secret, patent, and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks, trade names, proprietary information, technologies, and processes. We might not be able to obtain broad protection in the United States for all of our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all of our trademarks. Any of our patents, trademarks, or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patent and trademark applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Further, our nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information, which could harm our competitive position. In addition, effective intellectual property protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. We might be required to expend significant resources to monitor and protect our intellectual property rights. For example, we may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. However, we may be unable to discover or determine the extent of any infringement, misappropriation, or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any such litigation, whether or not resolved in our favor, could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property, our business, financial condition and results of operations may be materially adversely affected.

We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.

We have obligations with respect to the non-use and non-disclosure of third-party intellectual property. The steps we take to prevent misappropriation, infringement, or other violation of the intellectual property of others may not be successful. From time to time, third parties have asserted intellectual property infringement claims against us and may continue to do so in the future. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. While we believe that our products and operations do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, we may from time to time be found to infringe on the proprietary rights of others.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Any claims that our products, services or marketing materials infringe the proprietary rights of third parties, regardless of their merit or resolution, could be costly, result in injunctions against us or payment of damages by us, and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could, among other things, be required to:

•	pay substantial damages (potentially treble damages in the United States);

•	cease the manufacture, use, distribution, or sale of the infringing products, operations, or services;

•	discontinue the use of the infringing methods or processes;

•	expend significant resources to develop non-infringing products, operations, or services or re-brand our business and products; and

•	obtain a license from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition, and results of operations may be materially adversely affected.

Our real estate leases generally obligate us for long periods, which subjects us to various financial risks.

We lease virtually all of our pet care center and distribution center locations generally for long terms. While we have the right to terminate some of our leases under specified conditions by making specified payments, we may not be able to terminate a particular lease if or when we would like to do so. If we decide to close pet care centers, we are generally required to continue paying rent and operating expenses for the balance of the lease term, or to pay to exercise rights to terminate, and the performance of any of these obligations may be expensive. When we assign or sublease vacated locations, we may remain liable for the lease obligations if the assignee or sublessee does not perform. In addition, when leases for the pet care centers in our ongoing operations expire, we may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close pet care centers. Accordingly, we are subject to the risks associated with leasing real estate, which could have a material adverse effect on our operating results.

Further, the success of our pet care centers depends on a number of factors including the sustained success of the shopping center where the pet care center is located, consumer demographics, and consumer shopping habits and patterns. Changes in consumer shopping habits and patterns, reduced customer traffic in the shopping centers where our pet care centers are located, financial difficulties of our landlords, anchor tenants, or a significant number of other retailers, and shopping center vacancies or closures could impact the profitability of our pet care centers and increase the likelihood that our landlords fail to fulfill their obligations and conditions under our lease agreements. While we have certain remedies and protections under our lease agreements, the loss of business that could result if a shopping center should close or if customer traffic were to significantly decline as a result of lost tenants or improper care of the facilities or due to macroeconomic effects, including the impact of COVID-19, could have a material adverse effect on our financial position, results of operations, and cash flows.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

We are party to routine litigation arising in the ordinary course of our business and may become involved in additional litigation, all of which could require time and attention from certain members of management and result in significant legal expenses.

We are involved in litigation arising in the ordinary course of business, including claims related to federal or state wage and hour laws, working conditions, product liability, consumer protection, advertising, employment, intellectual property, tort, privacy and data protection, disputes with landlords and vendors due to the disruptions caused by COVID-19, claims from customers or employees alleging failure to maintain safe premises with respect to protocols relating to COVID-19, and other matters. Even if we prevail, litigation can be time-consuming and expensive. An unfavorable outcome in one or more of these existing lawsuits, or future litigation to which we become a party, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in laws, accounting standards, and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results.

Accounting principles generally accepted in the United States and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters relevant to our business are highly complex, continually evolving, and involve many subjective assumptions, estimates, and judgments by us. Changes in these rules or their interpretation, or changes in facts, underlying assumptions, estimates, or judgments by us could significantly impact our reported or expected financial performance.

Failure to attract and retain quality sales associates and experienced management personnel could adversely affect our performance.

Our performance depends on recruiting, developing, training, and retaining partners who are capable sales associates in large numbers and experienced management personnel. Our ability to meet our labor needs while controlling labor costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, changing demographics, health and other insurance costs, and governmental labor and employment requirements. We have faced labor shortages and increased wage competition at several of our distribution centers due to factors directly or indirectly related to COVID-19, which has adversely affected our results of operations. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our earnings to decrease. If we do not continue to attract, train, and retain quality associates and management personnel, our performance could be adversely affected.

Labor disputes may have an adverse effect on our operations.

We are not currently party to a collective bargaining agreement with any of our employees. If we were to experience a union organizing campaign, this activity could be disruptive to our operations. We cannot assure you that some or all of our employees will not become covered by a collective bargaining agreement or that we will not encounter labor conflicts or strikes. Any labor disruptions could have an adverse effect on our business or results of operations and could cause us to lose customers.

Claims under our insurance plans and policies may differ from our estimates, which could adversely affect our results of operations.

We use a combination of insurance and self-insurance plans to provide for potential liabilities for workers’ compensation, general liability, business interruption, property and directors’ and officers’

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liability insurance, vehicle liability, and employee health-care benefits. Our insurance coverage may not be sufficient, and any insurance proceeds may not be timely paid to us. In addition, liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions, and our business, financial condition, and results of operations may be adversely affected if these assumptions are incorrect.

We are subject to environmental, health, and safety laws and regulations that could result in costs to us.

In connection with the ownership and operations of our pet care centers and distribution centers, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing the management and disposal of wastes and the cleanup of contaminated sites. We could incur costs, including fines and other sanctions, cleanup costs, and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. Although we are not aware of any of our sites at which we currently have material remedial obligations, the imposition of remedial obligations as a result of the discovery of contaminants in the future could result in additional costs.

Resistance from veterinarians to authorize prescriptions or attempts/efforts on their part to discourage pet owners from purchasing from us could cause our sales to decrease and could adversely affect our financial condition and results of operations.

The laws and regulations relating to the sale and delivery of prescription pet medications vary from state to state, but generally require that prescription pet medications be dispensed with authorization from a prescribing veterinarian. Some veterinarians may decide to resist providing our customers with a copy of their pet’s prescription or resist authorizing the prescription to our pharmacy staff, thereby effectively preventing us from filling such prescriptions under applicable law. Certain veterinarians may decide to discourage pet owners from purchasing from internet mail order pharmacies. If the number of veterinarians who refuse to authorize prescriptions to our pharmacy staff increases, or if veterinarians are successful in discouraging pet owners from purchasing from us, our sales could decrease and our financial condition and results of operations may be materially adversely affected.

We may inadvertently fail to comply with various state or federal regulations covering the dispensing of prescription pet medications, including controlled substances, which may subject us to reprimands, sanctions, probations, fines, suspensions, or the loss of one or more of our pharmacy licenses.

The sale and delivery of prescription pet medications and controlled substances are governed by extensive regulation and oversight by federal and state governmental authorities. The laws and regulations governing our operations and interpretations of those laws and regulations are increasing in number and complexity, change frequently, and can be inconsistent or conflicting. In addition, the governmental authorities that regulate our business have broad latitude to make, interpret, and enforce the laws and regulations that govern us and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year. We are party to a number of routine administrative complaints incidental to our pharmacy business. We cannot assure you that we will not be subject to reprimands, sanctions, probations or fines, or that one or more of our pharmacy licenses will not be suspended or revoked, in connection with these complaints or otherwise. We may also be the subject of administrative complaints in the future.

Our pharmacy business, both in-house and vendor partner-provided, also involves the provision of professional services, including by pharmacists, that could expose us to professional liability claims.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Our pharmacy business is subject to risks inherent in the dispensing, packaging, and distribution of drugs and other healthcare products and services, including claims related to purported dispensing and other operational errors (any failure to adhere to the laws and regulations applicable to the dispensing of drugs could subject our businesses to civil and criminal penalties).

If we are unable to maintain the licenses granted by relevant state authorities in connection with our pharmacy business, or if we become subject to actions by the FDA, Drug Enforcement Administration, or other regulators, our dispensing of prescription medications to pet parents could cease and we may be subject to reprimands, sanctions, probations, or fines, which could have a material adverse effect on our business, financial condition, and results of operations.

Our results may be adversely affected by serious disruptions or catastrophic events, including public health issues, geopolitical events, and weather.

Geopolitical events, such as war or civil unrest in a country in which our vendors are located, or terrorist or military activities disrupting transportation, communication, or utility systems, local protests, and unrest and natural disasters such as hurricanes, tornadoes, floods, earthquakes, and other adverse weather and climate conditions, whether occurring in the United States or abroad, particularly during peak seasonal periods, could disrupt our operations or the operations of one or more of our vendors, or could severely damage or destroy one or more of our pet care centers or distribution centers located in the affected areas. For example, day-to-day operations, particularly our ability to receive products from our vendors or transport products to our pet care centers, could be adversely affected, or we could be required to close pet care centers or distribution centers in the affected areas or in areas served by the affected distribution center. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economy. These or other occurrences could significantly impact our operating results and financial performance.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our cash flows and prevent us from fulfilling our obligations under existing debt agreements.

As of August 1, 2020, we and our subsidiaries had approximately $3,332 million of indebtedness outstanding ($2,411 million under the term loan facility, $25 million under the revolving credit facility (as defined herein), $750 million in Floating Rate Senior Notes, $132 million in 3.00% Senior Notes, and $14 million in finance lease obligations). As of August 1, 2020, $340 million of unused commitments were available to be borrowed under the revolving credit facility. This amount is net of $61 million of outstanding letters of credit and a $74 million borrowing base reduction for a shortfall in qualifying assets, net of reserves. Although we intend to repay a portion of our outstanding indebtedness as described in the “Use of Proceeds” section of this prospectus, we will continue to have substantial indebtedness following completion of this offering, which could restrict our operations and could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital and capital expenditures, and for other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry, which may place us at a competitive disadvantage compared to our competitors that have less debt;

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•	restrict us from making strategic acquisitions or other investments or cause us to make non-strategic divestitures; and

•

limit, along with the financial and other restrictive covenants in the documents governing our indebtedness, among other things, our ability to obtain additional financing for working capital and capital expenditures, and for other general corporate purposes.

Please read “Recapitalization and Corporate Conversion” for more information regarding the recapitalization of our company that will be effected prior to the completion of this offering, and please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness” for descriptions of the senior secured credit facilities that will remain in place following the completion of this offering.

The agreements governing our indebtedness include restrictive covenants that limit our operating flexibility, which could harm our long-term interests.

The term loan facility and revolving credit facility all impose material restrictions on us. These restrictions, subject in certain cases to ordinary course of business and other exceptions, may limit our ability to engage in some transactions, including the following:

•	incurring additional debt;

•	paying dividends, redeeming capital stock, or making other restricted payments or investments;

•	selling assets, properties, or licenses;

•	creating liens on assets;

•	entering into sale and lease-back transactions;

•	undergoing a change in control;

•	merging, consolidating, or disposing of substantially all assets;

•	entering into new lines of business;

•	entering into transactions with affiliates; and

•	placing restrictions on the ability of subsidiaries to pay dividends or make other payments.

Any of these restrictions on our ability to operate our business in our discretion could adversely affect our business by, among other things, limiting our ability to adapt to changing economic, financial, or industry conditions and to take advantage of corporate opportunities, including opportunities to obtain debt financing, repurchase stock, refinance or pay principal on our outstanding debt, or complete acquisitions for cash or debt.

Any future debt that we incur may contain financial maintenance covenants. In addition, the revolving credit facility contains financial maintenance covenants that are triggered by certain conditions. Events beyond our control, including prevailing economic, financial, and industry conditions, could affect our ability to satisfy these financial maintenance covenants, and we cannot assure you that the we will satisfy them.

Any failure to comply with the restrictions of the term loan facility, revolving credit facility, and any subsequent financing agreements, including as a result of events beyond our control, may result in an event of default under these agreements, which in turn may result in defaults or acceleration of obligations under these agreements and other agreements, giving our lenders and other debt holders the right to terminate any commitments they may have made to provide us with further funds and to

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

require us to repay all amounts then outstanding. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms.

Despite current indebtedness levels, we may incur substantial additional indebtedness in the future. This could further increase the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future, which would increase our debt service obligations and could further reduce the cash available to invest in operations. The terms of the credit agreements governing the senior secured credit facilities allow us and our subsidiaries to incur additional indebtedness, subject to limitations. As of August 1, 2020, we and our subsidiaries had an additional $340 million of unused commitments available to be borrowed under the revolving credit facility. This amount is net of $61 million of outstanding letters of credit and a $74 million borrowing base reduction for a shortfall in qualifying assets, net of reserves. If new debt is added to our debt levels, or any debt is incurred by our subsidiaries, the related risks that we and our subsidiaries now face could increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate or access cash depends on many factors beyond our control.

Our ability to make payments on and refinance our indebtedness and to fund planned capital expenditures, will depend on our ability to generate or access cash in the future. This ability is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the senior secured asset-based revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Further, we cannot assure you that we will be able to refinance any of our indebtedness, including the senior secured credit facilities, on commercially reasonable terms, or at all.

Our failure to comply with the covenants contained in the credit agreements for the senior secured credit facilities, including as a result of events beyond our control, could result in an event of default that could cause repayment of our debt to be accelerated.

If we are not able to comply with the covenants and other requirements contained in the credit agreements governing the senior secured credit facilities or any other debt instruments, an event of default under the relevant debt instrument could occur. In addition to imposing restrictions on our business and operations, some of our debt instruments include covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. The breach of any of these covenants would result in a default under these instruments. If an event of default does occur under one of these agreements, it could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings, and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets and cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on the applicable debt. Even if we were able to secure additional financing, it may not be available on favorable terms.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

The amount of borrowings permitted under the revolving credit facility may fluctuate significantly, which may adversely affect our liquidity, results of operations, and financial position.

The amount of borrowings permitted at any one time under the revolving credit facility is subject to a borrowing base valuation of the collateral thereunder, net of certain reserves. As a result, our access to credit under the revolving credit facility is potentially subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agents in respect of the calculation of such borrowing base value. The inability to borrow under the revolving credit facility may adversely affect our liquidity, results of operations, and financial position.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under the senior secured credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Although we may enter into agreements limiting our exposure to higher interest rates, these agreements may not be effective.

A ratings downgrade or other negative action by a ratings organization could adversely affect the trading price of the shares of our Class A common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition and may adversely affect the trading price of shares of our Class A common stock.

Changes affecting the availability of LIBOR may have consequences for us that cannot yet be reasonably predicted.

We have outstanding debt with variable interest rates based on the London Inter-bank Offered Rate (“LIBOR”). Advances under the revolving credit facility and the term loan facility generally bear interest based on (i) the Eurodollar Rate (as defined in our credit agreements and calculated using LIBOR) or (ii) the Base Rate (as defined in our credit agreements). The LIBOR benchmark has been the subject of national, international, and other regulatory guidance and proposals to reform. In July 2017, the United Kingdom Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. These reforms may cause LIBOR to perform differently than it has in the past, and LIBOR may ultimately cease to exist after 2021. Alternative benchmark rates may replace LIBOR and could affect our debt securities, debt payments, and receipts. At this time, it is not possible to predict the effect of any changes to LIBOR, any phase out of LIBOR, or any establishment of alternative benchmark rates. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact our contracts that terminate after 2021. There is uncertainty about how applicable law and the courts will address the replacement of LIBOR with alternative rates on variable rate retail loan contracts and other contracts that do not include alternative rate fallback provisions. If LIBOR ceases to exist after 2021, the interest rates on the revolving credit facility and the term loan facility will be based on the Base Rate or an alternative benchmark rate,

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

which may result in higher interest rates. In addition, any changes to benchmark rates may have an uncertain impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.

Risks Related to Our Class A Common Stock

Our Sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsors. After giving effect to the Recapitalization, the Corporate Conversion, and the completion of this offering, our Sponsors will beneficially own     % of our outstanding common stock (or     % if the underwriters exercise in full their option to purchase additional shares from us). As long as our Sponsors beneficially own or control at least a majority of our outstanding voting power, they will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if their ownership falls below 50%, our Sponsors will continue to be able to strongly influence or effectively control our decisions.

Additionally, our Sponsors’ interests may not align with the interests of our other stockholders. Our Sponsors, and other investment funds affiliated with them, are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors, and other investment funds affiliated with them, may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We are a “controlled company” within the meaning of the rules of              and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, our Sponsors will continue to control a majority of the voting power of our outstanding Common Stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of             . Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize one or more of these exemptions. As a result, we will not have a majority of independent directors and our Compensation Committee and Nominating and Governance Committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Our Sponsors are not subject to any contractual obligation to retain their controlling interest, except that they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our Class A common stock or other securities exercisable or convertible into our Class A common stock for a period of at least 180 days after the date of this prospectus without the prior written consent of                 . We cannot assure you as to the period of time during which any of our Sponsors will in fact maintain their control of our Class A common stock following the offering.

Certain of our directors have relationships with our Sponsors, which may cause conflicts of interest with respect to our business.

Following this offering,                 of our                  directors will be affiliated with our Sponsors and certain other significant stockholders. These directors have fiduciary duties to us and, in addition, have duties to the applicable Sponsor or stockholder affiliate. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the affiliated Sponsors or stockholders, whose interests may be adverse to ours in some circumstances.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management, and may adversely affect the market price of our stock.

Provisions in our certificate of incorporation and bylaws, which will be in effect upon the completion of this offering following the conversion to a corporation, may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws will include provisions that:

•

provide that, except with regard to Sponsor-nominated directors, vacancies on our board of directors shall be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms, subject to a specified sunset;

•	provide that our directors can be removed for cause only as long as our board of directors is classified, except our Sponsors can remove their nominees with or without cause;

•

provide that, once we are no longer controlled, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders;

•

specify that, once we are no longer controlled, special meetings of our stockholders can be called only by our board of directors, our Chief Executive Officer, or the Chairman of our board of directors, if separate (as long as we are controlled, special meetings of the stockholders of our company shall be called by the Secretary of our company at the request of our Sponsors, in addition to being able to be called by our Chief Executive Officer, the Chairman of our board of directors, if separate, and by our board of directors);

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock; and

•	reflect three classes of common stock.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we will be a Delaware corporation and governed by the Delaware General Corporation Law (the “DGCL”). In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We intend to elect in our certificate of incorporation not to be subject to Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide our Sponsors, their affiliates, and their respective successors (other than our company), as well as their direct and indirect transferees, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. For additional details, read “Description of Capital Stock.”

Since we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under the senior secured credit facilities. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. Please read “Dividend Policy” for more detail.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

PET Acquisition LLC and Petco Holdings, Inc. LLC are holding companies with nominal net worth. We do not have any material assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our indirect operating subsidiary, Petco Animal Supplies and its subsidiaries. As a result, in addition to the restrictions on payment of dividends that apply under the terms of our existing indebtedness, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from Petco Animal Supplies Stores, Inc. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us.

The multi-class structure of our common stock may adversely affect the trading market for our Class A common stock.

In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our multi-class capital structure makes us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Further, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers, other employees, or agents.

Our certificate of incorporation will provide that, unless we, in writing, select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims (defined as claims, including claims in the right of our company: (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity; or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, or results of operations and result in a diversion of the time and resources of our management and board of directors.

General Risk Factors

As a public company, we will become subject to additional laws, regulations, and stock exchange listing standards, which will impose additional costs on us and divert our management’s attention.

We have operated our business as a private company since October 2006. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of             , and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. For example, the Exchange Act will require us, among other things, to file annual, quarterly, and current reports with respect to our business and operating results. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

accept reduced coverage or incur substantially higher costs to obtain coverage. These additional requirements will impose significant additional costs on us and may divert management’s attention and affect our ability to attract and retain qualified board members.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we intend to apply to list our Class A common stock on                  under the symbol “                ,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, and its existence is dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and share price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	changes in debt ratings;

•	results of operations that vary from expectations of securities analysts and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal, or political developments;

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness; and

•	other events or factors, including those from natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution to the net tangible book value per share of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book deficit per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on an assumed initial public offering price of $                 per share, which is the midpoint of the price range on the cover of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of our Class A common stock in this offering will have paid                 % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately                 % of our Class A common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase Class A common stock with exercise prices that are below the estimated initial public offering price of our Class A common stock. To the extent that these options are exercised, you will experience further dilution. Please read “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our certificate of incorporation and bylaws, our board of directors will have the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have outstanding                  shares of Class A common stock based on the number of shares outstanding as of                 . Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus. We also intend to file a Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, our Sponsors, through an entity they will control, will have certain demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by such entity. Please read “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” Sales by our Sponsors through the entity they control could be significant. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares likely will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our stock price may decline.

We anticipate providing guidance on our expected operating and financial results for future periods on an annual basis only, as we believe this approach is better aligned with the long-term view we take in managing our business and our focus on long-term stockholder value creation. Although we believe that this guidance will provide investors and analysts with a better understanding of management’s expectations for the future and is useful to our stockholders and potential stockholders, such guidance comprises forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided or the expectations of our investors and analysts, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of our investors and analysts or if we reduce our guidance for future periods, our share price could decline.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may be unable to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

Prior to the completion of this offering, we were a private company and have not been subject to the internal control and financial reporting requirements that are required of a publicly traded company. We will be required to comply with the requirements of The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), following the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, which could be as early as our first fiscal year beginning after the effective date of this offering. The Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls, and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key control over financial reporting to allow management and our independent public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to taxes by the U.S. federal, state, and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation; or

•	changes in tax laws, regulations, or interpretations thereof.

In addition, we may be subject to audits of our income, sales, and other transaction taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus concerning expectations, beliefs, plans, objectives, goals, strategies, future events, or performance and underlying assumptions and other statements that are other than statements of historical fact are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements are subject to many risks and uncertainties, and actual results may differ materially from the results discussed in such forward-looking statements. In addition to the specific factors discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	general economic factors, a decline in consumer spending or changes in consumer preferences, or failure to successfully predict and respond to changing consumer trends and demand;

•	any damage to our reputation or our brand;

•	competition, including internet-based competition;

•	difficulty in recruiting and retaining skilled veterinarians;

•	challenges associated with integrating and growing our e-commerce business;

•	failure to successfully execute our growth strategies, including expanding our veterinary service offerings and building out our digital and data capabilities, or manage and sustain our recent growth;

•	failure to generate or obtain sufficient capital to finance our growth;

•	the loss of key personnel or our principal executive officers;

•	the loss of any of our key merchandise vendors, or of our exclusive distribution arrangements with certain of our vendors;

•

health epidemics, pandemics, and similar outbreaks, such as the recent outbreak of COVID-19, and the actions taken by third parties, including, but not limited to, governmental authorities, customers, contractors, and vendors, in response to such epidemics or pandemics;

•

a disruption, malfunction, or increased costs in the operation, expansion, or replenishment of our distribution centers or our supply chain that would affect our ability to deliver to our locations and e-commerce customers or increase our expenses;

•	the effects of government regulation, permitting, and other legal requirements, including new legislation or regulation related to our veterinary services;

•	breaches of, or interruptions in, our or our vendors’ data security and information systems, or cyber-attacks that disrupt our information systems;

•	pet food safety, quality, and health concerns;

•	our substantial indebtedness could adversely affect our financial condition and limit our ability to pursue our growth strategy;

•	the impact of current and potential changes to federal or state tax rules and regulations; and

•	other factors described under “Risk Factors.”

Any of the foregoing events or factors, or other events or factors, could cause actual results, including financial performance, to vary materially from the forward-looking statements included in this

Confidential Treatment Requested by PET Acquisition LLC

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prospectus. Additionally, the unprecedented nature of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors. You should consider these important factors, as well as the risk factors set forth in this prospectus, in evaluating any statement made in this prospectus. Please read “Risk Factors” for more information. For the foregoing reasons, you are cautioned against relying on any forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update or revise these forward-looking statements, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Confidential Treatment Requested by PET Acquisition LLC

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USE OF PROCEEDS

Our net proceeds from the sale of            shares of our Class A common stock in this offering are estimated to be $            million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the net proceeds from this offering to redeem in full the remaining $300 million aggregate principal amount, plus accrued but unpaid interest, of the Floating Rate Senior Notes and the remainder of the proceeds, plus cash on hand, to repay a portion of the term loan facility.

The Floating Rate Senior Notes mature on January 26, 2024 and had a weighted average interest rate of 9.9% as of February 1, 2020. The term loan facility matures on January 26, 2023 and had a weighted average interest rate on the borrowings outstanding of 5.1% as of February 1, 2020.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 change in the assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to change by approximately $             million, assuming no change to the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus. Similarly, an increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our net proceeds by $             million, assuming the initial public offering price of $            per share, (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the proceeds increase for any reason, we would use the additional net proceeds for other general corporate purposes. If the proceeds decrease for any reason, then we expect that we would retain less net proceeds for general corporate purposes.

Confidential Treatment Requested by PET Acquisition LLC

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DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. Please read “Risk Factors—The agreements governing our indebtedness include restrictive covenants that limit our operating flexibility, which could harm our long-term interests,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and “Description of Indebtedness” for descriptions of restrictions on our ability to pay dividends.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

RECAPITALIZATION AND CORPORATE CONVERSION

Recapitalization

Prior to the completion of this offering, we will participate in certain transactions described below, which will collectively have the net effect of reducing our indebtedness and increasing our stockholders’ equity.

3.00% Senior Notes

Prior to the completion of this offering, the noteholders, including Scooby LP, will contribute to us $132 million aggregate principal amount of our outstanding 3.00% Senior Notes, plus accrued but unpaid interest. After accounting for an offset of certain inter-company indebtedness, we will cancel the 3.00% Senior Notes and record the cancellation as a capital contribution by the noteholders to us. For more information about the 3.00% Senior Notes, please read “Certain Relationships and Related Party Transactions—Related Party Transactions—3.00% Senior Notes” and Note 9 to our historical consolidated financial statements included elsewhere in this prospectus.

Floating Rate Senior Notes

Prior to the completion of this offering, holders of $750 million aggregate principal amount of Petco Animal Supplies’ outstanding Floating Rate Senior Unsecured Notes (the “Floating Rate Senior Notes”) will exchange $450 million aggregate principal amount of such notes for a series of new notes to be issued by a wholly owned subsidiary of Scooby LP (“Scooby Sub”), formed by Scooby LP in connection with this offering to become the direct owner of Scooby LP’s interest in us. Scooby Sub will contribute the Floating Rate Senior Notes to us, which we will cancel and record as a capital contribution by Scooby Sub to us. For more information about the Floating Rate Senior Notes, please read Note 9 to our historical consolidated financial statements included elsewhere in this prospectus.

After the exchange described above, there will be $300 million aggregate principal amount of Floating Rate Senior Notes outstanding. We intend to use a portion of the net proceeds from this offering to redeem in full all of the remaining Floating Rate Senior Notes for a redemption price equal to the principal amount plus accrued but unpaid interest. Please read “Use of Proceeds.”

Corporate Conversion

We currently operate as a Delaware limited liability company under the name PET Acquisition LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, PET Acquisition LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to         .

In connection with the Corporate Conversion, all of the outstanding units of PET Acquisition LLC will be converted into an aggregate of                  shares of our          common stock.

Following the Corporate Conversion,          will continue to hold all property and assets of PET Acquisition LLC and will assume all of the debts and obligations of PET Acquisition LLC.          will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in the section captioned “Description of Capital Stock.”

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than membership units in a limited liability company.

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of PET Acquisition LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of February 1, 2020:

•	on a historical basis;

•	on a pro forma basis to give effect to (i) the Recapitalization and (ii) the Corporate Conversion; and

•

on a pro forma as adjusted basis to reflect the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $        per share, which is the midpoint of the range set forth on the cover this prospectus, and the application of the net proceeds from this offering to repay debt as described under “Use of Proceeds.”

This table is derived from, should be read together with, and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of February 1, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
(dollars in millions)
Cash and cash equivalents	$149	$149	$

Long-term debt, including current portions:
Senior secured credit facilities:
Revolving Credit Facility(1)	$29	$29		$29
Term Loan Facility	2,424	2,424
Floating Rate Senior Notes	750	300
3.00% Senior Notes	132	—		—
Finance lease obligations	16	16		16

Total debt(2)	3,351	2,769

Members’ equity:
Common series A units, no par value per unit (1,297,999,923 authorized units and 1,118,999,923 issued and outstanding units, actual; and no units authorized, issued, or outstanding, pro forma or pro forma as adjusted)	1,023	—		—
Common series B units, no par value per unit (342,710,243 authorized units and 339,558,148 issued and outstanding units, actual; and no units authorized, issued, or outstanding, pro forma or pro forma as adjusted)	310	—		—
Additional paid-in capital	25	—		—
Accumulated deficit	(781)	—		—
Accumulated other comprehensive loss	(8)	—		—

Members’ equity	569	—		—

Noncontrolling interest	(8)	—		—

Total Members’ equity	561	—		—

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

	As of February 1, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
(dollars in millions)

Stockholders’ equity:
Class A common stock, par value $0.001 per share (no shares authorized, issued or outstanding, actual; authorized shares and issued and outstanding shares, pro forma; and authorized shares and issued and outstanding shares, pro forma as adjusted)	—
Class B-1 common stock, par value $0.001 per share (no shares authorized, issued or outstanding, actual; authorized shares and issued and outstanding shares, pro forma; and authorized shares and issued and outstanding shares, pro forma as adjusted)(3)	—
Class B-2 common stock, par value $0.001 per share (no shares authorized, issued or outstanding, actual; authorized shares and issued and outstanding shares, pro forma; and authorized shares and issued and outstanding shares, pro forma as adjusted)(4)	—
Preferred stock, par value $0.001 per share ( authorized shares, actual and as adjusted)	—	—		—
Paid in capital	—	1,940
Accumulated deficit	—	(781)
Accumulated other comprehensive loss	—	(8)

Stockholders’ equity	—	1,151

Noncontrolling interest	—	(8)
Total stockholders’ equity	—	1,143

Total capitalization	$3,912	$3,912	$

(1)

As of August 1, 2020, there was $25 million of outstanding borrowings under the revolving credit facility and $340 million of available capacity, which is net of $61 million of outstanding letters of credit and a $74 million borrowing base reduction for a shortfall in qualifying assets, net of reserves.

(2)	Excludes the impact of original issue discounts and debt issuance costs of $81 million.
(3)

The rights of the holders of our Class A common stock and our Class B-1 common stock are identical in all respects, except that our Class B-1 common stock does not vote on the election or removal of our directors.

(4)

The rights of the holders of our Class B-2 common stock differ from the rights of the holders of our Class A common stock and Class B-1 common stock in that holders of our Class B-2 common stock only possess the right to vote on the election or removal of our directors.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

DILUTION

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our Class A common stock for accounting purposes. Our net tangible book value as of                was approximately $                million, or $        per share.

After giving effect to the Recapitalization and the Corporate Conversion, pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by the number of shares of our Class A common stock that will be outstanding immediately prior to the completion of this offering. Assuming an initial public offering price of $                (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of our Class A common stock in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of                would have been approximately $                million, or $        per share. This represents an immediate increase in the net tangible book value of $        per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $        per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of February 1, 2020	$

Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share (after giving effect to this offering)
Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as-adjusted pro forma net tangible book value per share after this offering by $                million and increase (decrease) the dilution to new investors in this offering by $                per share, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our net proceeds by $                million, assuming the initial public offering price of $                per share, (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and table below are based on the number of shares of our Class A common stock outstanding as of the date of this prospectus and exclude an additional                  shares of Class A common stock reserved for future issuance under the 2020 Plan, as described in “Executive Compensation—2020 Equity Incentive Plan.”

The following table summarizes, on an adjusted pro forma basis as of                , 2020, the total number of shares of our Class A common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and the average price per share paid by our existing

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

stockholders and to be paid by new investors in this offering at $            , which is the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	%		Amount	%
Existing stockholders			%	$		%	$
New investors in this offering

Total		100%		$	100%		$

If the underwriters exercise in full their option to purchase                  additional shares, the number of shares held by new investors will increase to                 , or approximately     % of our outstanding shares of Class A common stock.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of and for the fiscal years 2019 and 2018 are derived from the audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the fiscal years 2017, 2016, and 2015 are derived from the unaudited historical consolidated financial statements not included in this prospectus.

Historical results are not necessarily indicative of the results to be expected for future periods. We refer you to the notes to our historical consolidated financial statements for a discussion of the basis on which our historical consolidated financial statements are prepared.

Our fiscal year ends on the Saturday closest to January 31, resulting in fiscal years of either 52 or 53 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year. For example, references to Fiscal 2019 refer to the fiscal year beginning February 3, 2019 and ending February 1, 2020. Fiscal 2019, Fiscal 2018, Fiscal 2016, and Fiscal 2015 each include 52 weeks, and Fiscal 2017 includes 53 weeks.

Our consolidated financial statements are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented. The period prior to January 30, 2016 is identified as “predecessor” and the period from January 30, 2016 forward is identified as “successor.” The acquisition of our company by our Sponsors was recorded on January 30, 2016, the end of our 2015 fiscal year. The activity between the period of the acquisition date of January 26, 2016 through January 30, 2016 was included in the predecessor’s consolidated financial statements, as we determined that the results of operations and cash flows for the five-day period from January 26, 2016 through January 30, 2016 were not material.

As a result of the acquisition and the application of push-down accounting, our consolidated financial statements for the period before January 30, 2016 is presented on a different basis than for the periods on or after January 30, 2016, and are therefore not comparable.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

The following table should be read in conjunction with the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Fiscal Year
	Successor								Predecessor
	2019 (52 weeks ended February 2, 2020 )		2018 (52 weeks ended February 2, 2019)		2017 (53 weeks ended February 3, 2018)		2016 (52 weeks ended January 28, 2017)		2015 (52 weeks ended January 30, 2016)
(dollars in thousands)
Statement of operations data:
Net sales		$4,434,514		$4,392,173		$4,527,630		$4,493,753		$4,412,293
Cost of sales		2,527,995		2,487,334		2,580,090		2,574,322		2,521,936

Gross profit		1,906,519		1,904,839		1,947,540		1,919,431		1,890,357
SG&A expenses		1,776,919		1,746,387		1,734,690		1,617,667		1,563,052
Goodwill & indefinite-lived intangible impairment		19,000		373,172		517,791		—		—

Operating income (loss)		110,600		(214,720)		(304,941)		301,764		327,305
Interest income		(335)		(420)		(427)		(99)		(82)
Interest expense		253,018		243,744		206,795		228,134		161,254
Loss on extinguishment of debt		—		460		—		13,002		50,624
Acquisition expenses		—		—		—		—		75,559

(Loss) Income before income taxes and (income) loss from equity method investees		(142,083)		(458,504)		(511,309)		60,727		39,950
Income tax (benefit) expense		(35,658)		(45,840)		(181,678)		22,392		20,399
(Income) loss from equity method investees		(2,441)		1,124		(1,391)		(848)		(930)

Net (loss) income		(103,984)		(413,788)		(328,240)		39,183		20,481
Net loss attributable to noncontrolling interest(1)		(8,111)		—		—		—		—

Net (loss) income attributable to members		$(95,873)		$(413,788)		$(328,240)		$39,183		$20,481

Per unit data:
Net (loss) income per unit attributable to members	$		$		$		$		$
Basic
Diluted
Weighted average common units outstanding
Basic
Diluted
Cash dividends declared per common unit	$		$		$		$		$

Statement of cash flow data:
Net cash provided by (used for)
Operating activities		$110,337		$203,202		$246,454		$282,606		$206,543
Investing activities		(139,041)		(142,682)		(87,657)		(169,330)		(2,569,635)
Financing activities		(3,071)		(32,099)		(97,800)		(97,513)		2,246,064

Net (decrease) increase in cash, cash equivalents, and restricted cash		$(31,775)		$28,421		$60,997		$15,763		$(117,028)

Balance Sheet data (end of period):
Cash and cash equivalents		$148,785		$180,649		$151,754		$90,551		$74,824
Merchandise inventories, net		478,968		470,144		471,303		464,222		469,333
Working capital (deficit)(2)		(130,936)		218,138		234,907		193,795		169,838
Fixed assets, net		656,256		683,547		737,542		833,731		857,146
Total assets(3)		6,155,118		4,924,379		5,386,427		5,908,118		5,941,667
Total debt(4)		3,270,131		3,239,167		3,242,719		3,316,415		3,372,642
Members’ equity		561,061		637,909		1,045,645		1,368,753		1,333,702

Other Financial and Operational Data:
Comparable sales increase (decrease)(5)		3.9%		(1.1%)
Total pet care centers at end of period		1,478		1,490
Total pet care centers with veterinarian practices at end of period		81		39
Total Active Customers (in thousands)(6)		19,651		19,075
Total Active Multi-Channel Customers (in thousands)(7)		3,024		2,786
Net (loss) profit margin(8)		(2.3%)		(9.4%)
Adjusted EBITDA(9)		$424,547		$437,836
Adjusted EBITDA margin(9)		9.6%		10.0%

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

(1)

The non-controlling interest represents 50% of the net loss of our veterinary joint venture, which is a variable interest entity for which we were deemed to be the primary beneficiary beginning in Fiscal 2019 due to revisions made in the joint operating agreement. Prior to Fiscal 2019, the joint venture was accounted for as an equity method investment.

(2)	Working capital is defined as current assets minus current liabilities.
(3)

We adopted ASU 2016-02, “Leases (Topic 842),” and related amendments as of February 3, 2019, the beginning of Fiscal 2019 on a prospective basis and therefore, fiscal years prior to 2019 have not been revised.

(4)

Total debt includes obligations under the senior secured credit facilities, the Floating Rate Senior Notes, the 3.00% Senior Notes, and finance leases. Amounts are reflected net of unamortized discounts and debt issuance costs.

(5)

Comparable sales growth is for our total enterprise. A new location or digital site is included in comparable sales beginning on the first day of the fiscal month following 12 full fiscal months of operation and is subsequently compared to like time periods from the previous year. Relocated stores become comparable stores on the first day of operation if the original store was open longer than 12 full fiscal months. If, during the period presented, a store was closed, sales from that store are included up to the first day of the month of closing. Additionally, our comparable sales exclude the impact of the wind-down and migration of our Drs. Foster & Smith digital site to Petco.com in Fiscal 2018 and Fiscal 2019. Please read “Management’s Discussion and Analysis of Results of Operations and Financial Condition—How We Assess the Performance of Our Business.”

(6)

As of the last date of a reporting period, Total Active Customers is defined as the total number of trackable unique customers (including Pals Loyalty members) that have made at least one transaction with us, across any of our channels, during the prior 12-month period.

(7)

As of the last date of a reporting period, Total Active Multi-Channel Customers is defined as the total number of trackable unique customers that have transacted with us across at least two of our channels during the prior 12-month period.

(8)	Net (loss) profit margin is defined as net (loss) income divided by net sales.
(9)

Adjusted EBITDA and Adjusted EBITDA Margin, are non-GAAP financial measures. Please read “—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

We present Adjusted EBITDA, a non-GAAP financial measure, because we believe it enhances an investor’s understanding of our financial and operational performance by excluding certain material non-cash items, unusual or non-recurring items that we do not expect to continue in the future, and certain other adjustments we believe are or are not reflective of our ongoing operations and performance. Adjusted EBITDA enables operating performance to be reviewed across reporting periods on a consistent basis. We use Adjusted EBITDA as one of the principal measures to evaluate and monitor our operating financial performance and to compare our performance to others in our industry. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation targets, to make budgeting decisions, to make strategic decisions regarding the allocation of capital, and to report our quarterly results as defined in our debt agreements, although under such agreements the measure is calculated differently and is used for different purposes.

We define Adjusted EBITDA as net (loss) income attributable to members excluding:

•	interest expense, net and losses on debt extinguishment;

•	income tax (benefit) expense;

•	depreciation, amortization, asset impairments, and write-offs;

•	(income) loss from equity method investees;

•	goodwill and indefinite-lived intangible impairment;

•	equity-based compensation;

•	pre-opening and closing expenses;

•	non-cash occupancy-related costs;

•	severance expenses; and

•	other non-recurring costs.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

We believe it is useful to exclude these items that are non-cash or non-routine in nature, as they are not components of our business operations and may not directly correlate to the underlying performance of our business. In addition, we include 50% of EBITDA related to our 50% owned joint venture investments accounted for under the equity method. We believe it is useful to include our portion of the results of these businesses, as it best reflects the actual performance of our overall business. Further, we define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales.

Adjusted EBITDA is not a substitute for net (loss) income, the most comparable GAAP measure, and is subject to a number of limitations as a financial measure, so it should be used in conjunction with GAAP financial measures and not in isolation. There can be no assurances that we will not modify the presentation of Adjusted EBITDA in the future. In addition, other companies in our industry may define Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The table below presents a reconciliation of net (loss) income attributable to members to Adjusted EBITDA and Adjusted EBITDA Margin after taking into account net sales for the periods presented:

	Fiscal Year
	2019	2018
(dollars in thousands)	(52 weeks ended February 1, 2020)	(52 weeks ended February 2, 2019)
Reconciliation of Net (Loss) Income Attributable to Members to Adjusted EBITDA
Net (loss) income attributable to members	$(95,873)	$(413,788)
Interest expense, net	252,683	243,324
Income tax (benefit) expense	(35,658)	(45,840)
Depreciation and amortization	173,544	186,997
(Income) loss from equity method investees	(2,441)	1,124
Loss on debt extinguishment	—	460
Goodwill & indefinite-lived intangible impairment	19,000	373,172
Asset impairment and write offs	11,871	17,677
Equity-based compensation	9,489	8,452
Veterinary Joint Venture EBITDA(1)	—	(4,135)
Mexico Joint Venture EBITDA(2)	14,227	7,614
Store pre-opening expenses	10,325	6,551
Store closing expenses	4,068	16,484
Severance	10,164	6,699
Non-cash occupancy-related costs(3)	32,763	4,339
Non-recurring costs(4)	20,385	28,706

Adjusted EBITDA	$424,547	$437,836

Net Sales	4,434,514	4,392,173
Adjusted EBITDA Margin	9.6%	10.0%

(1)

Veterinary Joint Venture EBITDA represents 50% of the entity’s operating results for Fiscal 2018, when the joint venture was accounted for as an equity method investment. Beginning in Fiscal 2019, this joint venture is now included in our consolidated results with the 50% portion we do not own being adjusted as a noncontrolling interest. We believe it is useful to include our portion of the results of this joint venture in Fiscal 2018, as it best reflects the actual performance of our overall business and improves comparability of our financial information.

(2)	Mexico Joint Venture EBITDA represents 50% of the entity’s operating results for all years. This joint venture is accounted for as an equity method investment. We believe it is useful to include our portion of the results of this joint venture as it best reflects the actual performance of our overall business.

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(3)

Non-cash occupancy-related costs include the difference between cash and straight-line rent for all periods. Beginning in Fiscal 2019, in connection with our adoption of the lease accounting standard, favorable lease rights of $125.2 million and unfavorable lease rights of $30.8 million were reclassified from intangible assets and other long-term liabilities, respectively, to right-of-use lease assets and the related amortization is now included in non-cash occupancy costs. In addition to the reclassification, the amortization period of these lease right assets has decreased to align with the terms of the underlying right-of-use lease assets, thus resulting in an acceleration of expense compared to prior years. The overall adoption of the lease accounting standard did not have an impact on our Adjusted EBITDA, as this increase in addback was completely offset in other impacted lines such as lower depreciation and amortization, asset impairments and write-offs, and store closing expenses.

(4)

Non-recurring costs include: unrealized fair market value adjustments on non-operating investments; class action settlements and related legal fees; one-time consulting and other costs associated with our strategic transformation initiatives; and discontinuation and liquidation costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The discussion and analysis below contain certain forward-looking statements about our business and operations that are subject to the risks, uncertainties, and other factors described in the section entitled “Risk Factors,” beginning on page 18, and elsewhere in this prospectus. These risks, uncertainties, and other factors could cause our actual results to differ materially from those expressed in, or implied by, the forward-looking statements. Please read the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a beloved brand in the U.S. pet care industry with more than 50 years of experience delivering health, wellness, and happy experiences to pets and the people who love them. Over the last three years, we have transformed the business from a successful traditional retailer to a disruptive, fully-integrated, digital-focused provider of pet health and wellness offerings. We revamped our leadership team and invested over $300 million to build out leading capabilities across e-commerce and digital, owned brands, data analytics, and a full suite of on-site services including veterinary care. Our investments have delivered a comprehensive, integrated, and technology-enabled ecosystem of channels and offerings, complemented by a rapid innovation capability that is disrupting the pet market and providing pet parents with a differentiated holistic solution for all their pet care needs.

Our go-to-market strategy is powered by a multi-channel platform that integrates our strong digital presence with our nationwide physical network. Our data-driven digital footprint, consisting of an entirely redesigned e-commerce site and personalized mobile app, delivers an exceptional customer experience and serves as a hub for pet parents to manage their pets’ health, wellness, and merchandise needs, while enabling them to shop wherever, whenever, and however they want. By strategically leveraging our extensive physical network consisting of approximately 1,470 pet care centers located within three miles of 54% of our customers, we are able to offer our comprehensive product and service offering in a localized manner with a meaningful last-mile advantage over our competition. Through our connected platform, we serve our customers in a differentiated manner by offering the convenience of ship-from-store, BOPUS, and curbside pick-up. This integrated, multi-channel approach clearly resonates with our customers, as the number of customers who engage with us across multiple channels has grown by 20% over the last three years. Further, these multi-channel customers spend between 3x to 6x more with us compared to single-channel customers.

Through our multi-channel platform, we provide a comprehensive offering of differentiated products and services that fulfill all the needs of pet parents and their pets. Our product offering leverages our owned brand portfolio and partnerships with premium third-party brands to deliver high quality food that avoids artificial ingredients, complemented by a wide variety of premium pet care supplies. We augment this premier product offering with a broad suite of professional services, including grooming as well as in-store and online training. Our service offering is further enhanced by a rapidly expanding, affordable veterinary service platform, which includes full-service veterinary hospitals, Vetco clinics, and tele-veterinarian services. In addition, we are increasingly linking our offerings with subscription programs such as membership and pet health insurance that create deeper engagement with our over 19 million Active Customers, with our Pals loyalty program members accounting for over 80% of transactions in Fiscal 2019. In addition to providing differentiated products and services, our over 26,000 knowledgeable, passionate partners provide important high-quality advice to our customers in our pet care centers. With our integrated platform and comprehensive

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offering, we provide a complete pet health and wellness ecosystem that drives engagement across our enterprise and creates life-long customer relationships.

How We Assess the Performance of Our Business

In assessing our performance, we consider a variety of performance and financial measures:

Comparable sales

Comparable sales is an important measure throughout the retail industry and includes both retail and digital sales of products and services. A new location or digital site is included in comparable sales beginning on the first day of the fiscal month following 12 full fiscal months of operation and is subsequently compared to like time periods from the previous year. Relocated stores become comparable stores on the first day of operation if the original store was open longer than 12 full fiscal months. If, during the period presented, a store was closed, sales from that store are included up to the first day of the month of closing. Additionally, our comparable sales exclude the impact of the wind-down and migration of our Drs. Foster & Smith digital site to Petco.com in Fiscal 2018 and Fiscal 2019. There may be variations in the way in which some of our competitors and other retailers calculate comparable sales. As a result, data in this prospectus regarding our comparable sales may not be comparable to similar data made available by other retailers.

Comparable sales allow us to evaluate how our overall ecosystem is performing by measuring the change in period-over-period net sales from locations and digital sites that have been open for the applicable period. We intend to improve comparable sales by continuing initiatives aimed to increase customer retention, frequency of visits, and basket size. General macroeconomic and retail business trends are a key driver of changes in comparable sales.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net loss attributable to members excluding:

•	interest expense, net and losses on debt extinguishment;

•	income tax (benefit) expense;

•	depreciation, amortization, asset impairments, and write-offs;

•	(income) loss from equity method investees;

•	goodwill and indefinite-lived intangible impairment;

•	equity-based compensation;

•	pre-opening and closing expenses;

•	non-cash occupancy-related costs;

•	severance expenses; and

•	other non-recurring costs.

We believe it is useful to exclude these items that are non-cash or non-routine in nature, as they are not components of our business operations and may not directly correlate to the underlying performance of our business. In addition, we include 50% of EBITDA related to our 50% owned joint venture investments accounted for under the equity method. We believe it is useful to include our portion of the results of these businesses, as it best reflects the actual performance of our overall business.

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We define Adjusted EBITDA margin as Adjusted EBITDA divided by net sales. We expect adjusted EBITDA margin to improve over the long term. Please read “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information regarding our use of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation to net (loss) income attributable to members, the most comparable GAAP measure.

Total Active Customers

As of the last date of a reporting period, Total Active Customers is defined as the total number of trackable unique customers (including Pals Loyalty members) that have made at least one transaction with us, across any of our channels, during the prior 12-month period. We view the number of Total Active Customers as an indicator of our scale, the reach of our integrated platform, consumer awareness of our brand, and our growth.

Total Active Multi-Channel Customers

As of the last date of a reporting period, Total Active Multi-Channel Customers is defined as the total number of trackable unique customers that have transacted with us across at least two of our channels during the prior 12-month period. For purposes of tracking these customers, we consider our channels to be our (1) pet care center merchandise, (2) e-commerce and digital, (3) grooming and training services, and (4) veterinary services including veterinary hospitals and Vetco clinics. We view the number of Total Active Multi-Channel Customers as an indicator of our ability to engage with customers both digitally and through our nationwide physical network, address customer product and service needs, and capture a greater share of wallet.

Factors Affecting Our Business

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Pet Industry Trends

The U.S. pet care industry is a large, attractive growth market experiencing a significant acceleration in response to multiple secular consumer themes. As of 2019, the industry serves more than 69 million households with pets, representing a total addressable market of $95 billion. Due to its non-discretionary nature, the market has demonstrated a long-term track record of consistent growth and resilience throughout economic cycles. From 2020 to 2024, the industry is expected to grow at a 7% CAGR, driven by steady, predictable growth in the underlying pet population coupled with strong tailwinds associated with pet humanization and COVID-19.

COVID-19 Pandemic

The ongoing COVID-19 pandemic has impacted every aspect of the economy including employment, consumer spending patterns, living and working conditions, and the viability of certain business sectors. Market data indicates that with more of the working population staying home, there has been an increase in pet ownership and the percentage of disposable income spent on home-related goods and services, including pet care. This macroeconomic trend is favorably impacting our business results to date, but the possible sustained spread or resurgence of the pandemic, and any government response thereto, increases the uncertainty regarding future economic conditions that will impact our business in the future.

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Customer Pet Purchase Trends

We have focused on building our complete pet care ecosystem to cover all the ways customers want to shop for their pet care needs. As we saw the major purchase trend shift and growth into areas like e-commerce, services, and veterinary care, we actively invested to build capabilities and offerings to effectively capitalize on the opportunity. Our business will be impacted by our ability to continue to understand and react to changing customer purchase trends.

Customer Acquisition, Retention, and Spend

Our business is impacted by our ability to successfully attract new customers to any one of our channels, build their loyalty to engender return visits, and expand their spend with Petco across multiple purchase channels (e.g., pet care centers, e-commerce, and services) and categories (e.g., pet food, supplies, and companion animal). This is the primary focus of all our customer engagement efforts from digital, to performance marketing campaigns, to new product introductions, and to Petco partner cross-selling activities in pet care centers. The ability to convert more of our customers to loyal, multi-channel shoppers will affect business performance.

Innovation and Transformation

Our operating results over the last two years reflect significant investments made to support innovation and business transformation strategies. These investments include: digital and e-commerce integration and expansion; data analytical capabilities; veterinary services; marketing and advertising; and our owned brands. We also have developed advanced sales reporting that provides our pet care center General Managers and field leadership teams with data to track performance across multiple dimensions, identify opportunities, and execute strategies to drive incremental sales. While these investments provided a key foundation and drive increased sales, ongoing performance of the business will depend on our ability to leverage our existing distribution network and pet care center locations for product delivery and fulfillment, including implementing BOPUS and curbside pick-up, and build upon and enhance these efforts.

Gross Margin and Expense Management

Our operating results are impacted by our ability to convert revenue growth into higher gross margin and operating margin. The sales mix related to consumables, supplies and services, with services typically having lower margins, and customer shopping preferences impacting our gross margin results. We focus gross margin and expense management on achieving a balance between ensuring adequate resource spend to grow sales with attention to driving increased profitability. The business has successfully implemented cost optimization initiatives in the past and will continue to find opportunities to enhance profit margins and operate more efficiently in the future.

Talent and Culture

We see our Petco partners as the core to building a purpose-driven performance culture. Our business results rely on our ability to continually: add talented partners, specifically in our scaling business areas like e-commerce, veterinary care, and grooming and training services; provide the best tools, partner training, and competitive compensation to deliver higher sales and better customer experiences; and engender a positive, collaborative, and respectful working environment. Our Partners represent the strength of our brand every day and are key to ongoing growth.

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Significant Components of Results of Operations

Net Sales

Our net sales comprise gross sales of products and services, net of sales tax and certain discounts and promotions offered to our customers, including those offered under our customer loyalty programs. Net sales are driven by comparable sales, new pet center locations, and expanded offerings.

Cost of Sales and Gross Profit

Gross profit is equal to our net sales minus our cost of sales. Gross profit rate measures gross profit as a percentage of net sales.

Our cost of sales includes the following types of expenses:

•	direct costs net of vendor rebates, allowances, and discounts for products sold, including inbound freight charges;

•	shipping and handling costs;

•	inventory shrinkage costs and write-downs;

•	payroll costs of pet groomers, trainers, veterinarians, and other direct costs of services; and

•	internal transfer costs, warehousing and receiving costs, and other costs of our distribution network including depreciation.

Our digital gross profit rate tends to be lower than the gross profit rate from sales in our pet care centers due to incremental costs associated with shipping and other expenses of delivery to customers. In addition, our gross profit rate tends to be lower for services than for products.

Selling, General, and Administrative Expense

The following types of expenses are included in our selling, general, and administrative costs (“SG&A”):

•	payroll costs of store employees and management;

•	store occupancy and utilities costs (including rent, depreciation, common area maintenance, and real estate taxes);

•	other costs associated with store operations;

•	credit and debit card fees and other third-party transaction fees like those charged by Paypal;

•	store pre-opening and remodeling costs;

•	advertising expenses; and

•	general and administrative costs, including payroll and other costs associated with management and other support functions.

SG&A includes both fixed and variable costs and therefore is not directly correlated with net sales. We expect that our SG&A expenses will increase in future periods due to additional expenses we expect to incur as a result of being a public company, including stock-based compensation.

Goodwill and Indefinite-Lived Intangible Impairment

In connection with the Fiscal 2015 acquisition by our current Sponsors, we recorded goodwill of approximately $3.0 billion and an indefinite-lived trade name asset of $1.1 billion. We evaluate these

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assets for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Please read the discussion of these assets under “Critical Accounting Policies and Estimates.”

Interest Expense

Our interest expense is primarily associated with the senior secured credit facilities, the Floating Rate Senior Notes, the 3.00% Senior Notes, and interest rate caps. Please read discussion under “—Liquidity and Capital Resources—Sources of Liquidity—Derivative Financial Instruments.”

Income Tax Benefit

Income taxes consist of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions, and the valuation allowance against deferred tax assets, as applicable.

(Income) Loss from Equity Method Investees

Our equity method investments prior to Fiscal 2019 consisted primarily of our 50% owned veterinary joint venture and our 50% owned Mexico joint venture. Beginning in Fiscal 2019, the veterinary joint venture is now included in our consolidated results. Please read “Net Loss Attributable to Non-controlling Interest” below for more information regarding our non-controlling interests.

Net Loss Attributable to Non-controlling Interest

The non-controlling interest represents 50% of the net loss of our veterinary joint venture, which is a variable interest entity for which we were deemed to be the primary beneficiary beginning in Fiscal 2019 due to revisions made in the joint operating agreement. Prior to Fiscal 2019, the veterinary joint venture was accounted for as an equity method investment.

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Results of Operations

The following table summarizes our results of operations and the percent of net sales of line items included in our consolidated statements of operations:

	Fiscal Year
	2019	2018
	(52 weeks ended February 1, 2020)	(52 weeks ended February 2, 2019)
Statements of Operations Data (dollars in thousands):
Net sales	$4,434,514	$4,392,173
Cost of sales	2,527,995	2,487,334

Gross profit	1,906,519	1,904,839
Selling, general, and administrative expenses	1,776,919	1,746,387
Goodwill and indefinite-lived intangible impairment	19,000	373,172

Operating income (loss)	110,600	(214,720)
Interest income	(335)	(420)
Interest expense	253,018	243,744
Loss on extinguishment of debt	—	460

Loss before income taxes and (income) loss from equity method investees	(142,083)	(458,504)
Income tax benefit	(35,658)	(45,840)
(Income) loss from equity method investees	(2,441)	1,124

Net loss	(103,984)	(413,788)
Net loss attributable to noncontrolling interest	(8,111)	—
Net loss attributable to members	$(95,873)	$(413,788)

	Fiscal Year
	2019	2018
	(52 weeks ended February 1, 2020)	(52 weeks ended February 2, 2019)
Net sales	100.0%	100.0%
Cost of sales	57.0	56.6

Gross profit	43.0	43.4
Selling, general and administrative expenses	40.1	39.8
Goodwill and indefinite-lived intangible impairment	0.4	8.5

Operating income (loss)	2.5	(4.9)
Interest income	(0.0)	(0.0)
Interest expense	5.7	5.5
Loss on extinguishment of debt	—	0.0

Loss before income taxes and (income) loss from equity method investees	(3.2)	(10.4)
Income tax benefit	(0.8)	(1.0)
(Income) loss from equity method investees	(0.1)	0.0

Net loss	(2.3)	(9.4)
Net loss attributable to noncontrolling interest	(0.2)	—

Net loss attributable to members	(2.1%)	(9.4%)

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	Fiscal Year
	2019	2018
	(52 weeks ended February 1, 2020)	(52 weeks ended February 2, 2019)
Operational Data:
Comparable sales increase (decrease)	3.9%	(1.1%)
Total pet care centers at end of period	1,478	1,490
Total pet care centers with veterinarian practices at end of period	81	39
Total Active Customers (in thousands)	19,651	19,075
Total Active Multi-Channel Customers (in thousands)	3,024	2,786
Net (loss) profit margin(1)	(2.3%)	(9.4%)
Adjusted EBITDA (in thousands)(2)	$424,547	$437,836
Adjusted EBITDA margin(2)	9.6%	10.0%

(1)	Net (loss) profit margin is defined as net (loss) income divided by net sales.
(2)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. Please read “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures” for additional information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP measures of each.

Fiscal 2019 (52 weeks) compared with Fiscal 2018 (52 weeks)

Net Sales and Comparable Sales

Net sales increased $42.3 million (1.0%) to $4.43 billion for Fiscal 2019 compared to net sales of $4.39 billion in Fiscal 2018 driven by a 3.9% increase in our comparable sales. Our sales growth year over year was a result of our overall pet care center sales performance due to improved sales performance from our partners, advanced sales reporting being available to our pet care centers, the growth of our grooming business, increased sales related to a marketing campaign focused on our pivot away from pet foods that contain artificial ingredients, and the addition of revenue from our 42 veterinary hospitals opened in 2019 and a full year of sales from the 29 veterinary hospitals opened in Fiscal 2018, offset by a loss of sales attributable to the wind-down and migration of our Drs. Foster & Smith digital site to Petco.com. As noted above, our comparable sales exclude sales related to the Drs. Foster & Smith digital site.

Cost of Goods Sold and Gross Profit

Gross profit increased $1.7 million (0.1%) to $1.91 billion in Fiscal 2019 and was consistent with gross profit of $1.91 billion in Fiscal 2018. Our overall gross profit increase was driven by our comparable sales growth in Fiscal 2019 and our supply chain’s productivity enhancements and cost management initiatives. As a percentage of sales, our gross profit rate decreased to 43.0% compared to 43.4% in Fiscal 2018. The decrease in gross profit rate was primarily a result of a shift in overall sales mix due to an increase in services revenue, which typically carries lower margins, and due to planned investments made in the compensation of our services partners. Our services penetration represented 9.1% of sales in Fiscal 2019 compared to 8.0% of sales in Fiscal 2018, driven by our strategic investments in grooming and veterinary hospitals. Slightly offsetting the decrease in gross profit rate was margin improvement due to an increase in our owned brand sales penetration, which carry higher gross margins and surpassed $1.0 billion in annual sales in Fiscal 2019.

Selling, General and Administrative Expenses

SG&A expenses increased $30.5 million (1.8%) to $1.78 billion in Fiscal 2019 compared to $1.75 billion in Fiscal 2018. As a percentage of net sales, SG&A expenses increased from 39.8% in

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Fiscal 2018 to 40.1% in Fiscal 2019. The increase is primarily driven by higher advertising expense of $18.1 million due to investments in right-sizing our advertising footprint, $9.7 million of SG&A costs associated with our veterinary joint venture that we began consolidating in Fiscal 2019, and planned investments in our store employees as part of our retail transformation initiative. Slightly offsetting these investments was benefit associated with leveraging our corporate support costs.

Goodwill and Indefinite-lived Intangible Impairment

Our annual impairment tests in Fiscal 2019 indicated that the fair value of our single reporting unit exceeded the carrying value, and therefore no goodwill impairment charge was recorded. In Fiscal 2018, our annual impairment test resulted in a charge of $290.2 million driven by a combination of market conditions, increased competition from online competitors, and decreased financial performance.

The annual impairment analysis of our indefinite-lived trade name asset resulted in impairment charges of $19.0 million and $83.0 million in Fiscal 2019 and Fiscal 2018, respectively, driven by a combination of market conditions, increased competition from online competitors, and decreased financial performance.

Interest Expense

Interest expense increased $9.3 million (3.8%) to $253.0 million in Fiscal 2019 compared with $243.7 million in Fiscal 2018. The increase in expense was primarily driven by higher interest rates and a higher average revolver balance year over year. We expect that our interest expense will decrease following the completion of this offering as we intend to use the net proceeds from this offering to redeem in full the Floating Rate Senior Notes and the remainder of the proceeds, plus cash on hand, to repay a portion of the term loan facility.

Income Tax Benefit

Our effective tax rate was 27.3% in Fiscal 2019, resulting in an income tax benefit of $35.7 million, compared to an effective tax rate of 9.9% and income tax benefit of $45.8 million in Fiscal 2018. The increase in our effective tax rate in Fiscal 2019 was primarily due to the non-deductible goodwill impairment charge impacting our rate in Fiscal 2018. The lower effective tax rate in Fiscal 2018 was primarily due to the Tax Act that was enacted in December 2017.

Net Loss Attributable to Members

Net loss attributable to members decreased $317.9 million to $95.9 million in Fiscal 2019 compared with a net loss of $413.8 million in Fiscal 2018. The improvement year over year was primarily driven by lower goodwill and indefinite-lived intangible impairment of $354.2 million and leverage in our SG&A corporate support costs, slightly offset by planned increases in advertising and investments to support our transformation initiatives in store operations, grooming, and veterinary expansion.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are funds generated by operating activities and borrowings from the revolving credit facility. Our ability to fund our operations, to make planned capital investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future

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operating performance and cash flows, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond our control. Cash and cash equivalents totaled $148.8 million as of February 1, 2020. We believe that our current resources, together with anticipated cash flows from operations and borrowing capacity under the revolving credit facility will be sufficient to finance our operations, meet our current debt obligations, and fund anticipated capital investments for the next 12 months. We may, however, seek additional financing to fund future growth or refinance our existing indebtedness through the debt capital markets, but we cannot be assured that such financing will be available on favorable terms, or at all.

Cash Flows

The following table summarizes our consolidated cash flows:

	Fiscal Year
	2019	2018
(dollars in thousands)	(52 weeks ended February 1, 2020)	(52 weeks ended February 2, 2019)
Total cash provided by (used in):
Operating activities	$110,337	$203,202
Investing activities	(139,041)	(142,682)
Financing activities	(3,071)	(32,099)

(Decrease) increase in cash, cash equivalents and restricted cash	$(31,775)	$28,421

Operating Activities

Net cash provided by operating activities was $110.3 million in Fiscal 2019 compared with $203.2 million in Fiscal 2018. The decrease was primarily due to a higher net loss, excluding goodwill and indefinite-lived intangible impairment addbacks of $19.0 million in Fiscal 2019 and $373.2 million in Fiscal 2018. We incurred a higher net loss due to planned increases in cash paid for advertising and to support our transformation initiatives. The remaining decrease is primarily due to changes in working capital, specifically the timing of collections on receivables and the timing of receipts and payments on inventory.

Investing Activities

Net cash used in investing activities was $139.0 million in Fiscal 2019 compared with $142.7 million in Fiscal 2018 and related primarily to capital expenditures. Offsetting our cash used for capital expenditures in Fiscal 2019 was proceeds from the sale-leaseback of our San Antonio corporate support center, for which we received net proceeds of $18.5 million. The sale-leaseback enabled us to enhance our liquidity and fund investments to support our strategic growth and transformation initiatives.

The majority of our capital expenditures for Fiscal 2019 and Fiscal 2018 were discretionary in nature and were made to expand our business. In Fiscal 2020, we expect to spend approximately $165.0 million to $180.0 million in capital expenditures.

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Capital expenditures by category during the periods set forth below are as follows:

	Fiscal Year
	2020 Estimate	2019	2018
(dollars in thousands)	(52 weeks ending January 30, 2021)	(52 weeks ended February 1, 2020)	(52 weeks ended February 2, 2019)
New and existing pet care center locations	$95,000 – 100,000	$100,394	$84,671
Digital and Information technology	65,000 – 70,000	51,358	55,465
Supply chain and other	5,000 – 10,000	5,154	7,927

Total capital expenditures	$165,000 – 180,000	$156,906	$148,063

Financing Activities

Net cash used in financing activities was $3.1 million in Fiscal 2019 compared with $32.1 million in Fiscal 2018. During both Fiscal 2019 and Fiscal 2018, financing activities primarily related to borrowings and paydowns on the revolving credit facility to support the working capital needs of the business and principal payments on the term loan facility of $25.3 million per year. The outstanding balance on the revolving credit facility was $29.0 million and zero, as of the end of Fiscal 2019 and 2018, respectively.

Sources of Liquidity

Senior Secured Credit Facilities

Petco Animal Supplies has a $2,525.0 million term loan facility maturing on January 26, 2023, which was most recently amended on January 27, 2017, and a revolving credit facility, providing for senior secured financing of up to $500.0 million expiring on the earlier of 91 days prior to the maturity of the term loan facility (currently October 27, 2022) or five years from the most recent amendment, subject to a borrowing base. The term loan facility and the revolving credit facility are collectively referred to as our “senior secured credit facilities.”

As of February 1, 2020, the outstanding principal balance of the term loan facility was $2,424.0 million ($2,363.4 million, net of the unamortized discount and debt issuance costs). Interest under the term loan facility is, at our option, the bank’s alternative base rate (“ABR”) or LIBOR, adjusted for statutory reserve requirements (“Adjusted LIBOR”), subject to a 1.00% floor, payable upon maturity of the LIBOR contract, in either case, plus the applicable rate. The ABR is the greater of the bank prime rate, federal funds effective rate plus 0.5%, or the LIBOR quoted rate plus 2.0%. The applicable rate is 2.25% per annum for an ABR loan or 3.25% per annum for an Adjusted LIBOR loan. Additionally, when Petco Animal Supplies’ senior secured first lien net leverage ratio falls below 4.00, each of the applicable rate options will be reduced by 0.25%. Principal payments under the term loan facility are $6.3 million quarterly.

As of February 1, 2020, $29.0 million was outstanding under the revolving credit facility and $325.9 million remains available, which is net of $60.8 million of outstanding letters of credit issued in the normal course of business and a $84.3 million borrowing base reduction for a shortfall in qualifying assets, net of reserves. The principal qualifying assets in our borrowing base are inventory and credit and debit card receivables. Our inventory levels are typically lower at year-end, which drive the majority of the borrowing base reduction.

The revolving credit facility has availability up to $500.0 million and a $150.0 million letter of credit sub-facility. The availability is limited to a borrowing base, which allows borrowings of up to 90% of

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eligible accounts receivable plus 90% of the net orderly liquidation value of eligible inventory plus up to $50.0 million of qualified cash of Petco Animal Supplies to which Petco Animal Supplies and the Guarantors have no access, less reserves as determined by the administrative agent. Letters of credit reduce the amount available to borrow under the revolving credit facility by their face value.

Interest on the revolving credit facility is based on either ABR or Adjusted LIBOR subject to a floor of 0%, in either case, plus an applicable margin. The applicable margin is currently equal to 50 basis points in the case of ABR loans and 150 basis points in the case of Adjusted LIBOR loans. The applicable margin is adjusted quarterly based on the average historical excess availability as a percentage of the Line Cap, which represents the lesser of the aggregate revolving credit facility and the borrowing base, as follows:

Average Historical Excess Availability	Applicable Margin for Adjusted LIBOR Loans	Applicable Margin for ABR Loans
Less than 33.3% of the Line Cap	1.75%	0.75%
Less than 66.7% but greater than or equal to 33.3% of the Line Cap	1.50%	0.50%
Greater than or equal to 66.7% of the Line Cap	1.25%	0.25%

The revolving credit facility is subject to an unused commitment fee. If the actual daily utilized portion exceeds 50%, the unused commitment fee is 0.25%. Otherwise, the unused commitment fee is 0.375% and is not dependent upon excess availability.

The obligations under the senior secured credit facilities are secured by substantially all of the personal property assets of Petco Animal Supplies with differing priority rights to the various personal property assets ascribed to each facility. Both credit facility agreements, while not identical, contain certain affirmative and negative covenants related to indebtedness, liens, fundamental changes in the business, investments, restricted payments and agreements, and a fixed charge coverage ratio, among other things.

The credit agreements governing the senior secured credit facilities contain customary default provisions including, among others, the failure to make payments when due, defaults under other material indebtedness, non-compliance with covenants, change of control and bankruptcy, the occurrence of any of which would limit our ability to draw on the revolving credit facility and could result in the applicable lenders under the senior secured credit facilities accelerating the maturity of such indebtedness and foreclosing upon the collateral pledged thereunder.

Derivative Financial Instruments

In March 2016, we entered into a series of five interest rate cap agreements with four counterparties totaling $1,950.0 million to limit the maximum interest rate on a portion of our variable-rate debt and limit our exposure to interest rate variability when three-month LIBOR exceeds 2.25%.

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Terms of our interest rate caps and their fair values as of February 1, 2020 are as follows (in thousands):

Notional amount	Effective date	Expiration date	Fair Value
$975,000	January 31 2017	January 31, 2021	$(2,849)
243,750	January 31, 2017	January 31, 2021	(666)
243,750	January 31, 2017	January 31, 2021	(686)
243,750	January 31, 2017	January 31, 2021	(664)
243,750	January 31, 2017	January 31, 2021	(646)

$1,950,000			$(5,511)

Although we are exposed to credit loss in the event of nonperformance by its counterparties, credit risk is considered limited due to the credit ratings of the counterparties and the use of a master netting agreement, which permits the netting of derivative payables and receivables. We have not historically incurred, and do not expect to incur in the future, any losses as a result of counterparty default. The notional amount of our outstanding derivatives is not an indicator of the magnitude of potential exposure.

The interest rate cap agreements contain provisions that would be triggered in the event we default on our debt agreements, which in turn could cause ineffectiveness or termination of the underlying cap agreements. As of February 1, 2020, no events of default have occurred. There is no collateral posting requirement outside the provisions in the debt agreements.

3.00% Senior Notes and Floating Rate Senior Notes

In connection with this offering, the 3.00% Senior Notes will be exchanged and canceled, and the Floating Rate Senior Notes will be fully redeemed after the application of the proceeds from this offering. For more information regarding this indebtedness, please read “Recapitalization and Corporate Conversion” and Note 9 to the historical consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements and Contractual Obligations

Off-Balance Sheet Arrangements

We do not have any relationships that are considered off-balance sheet arrangements. We do enter into certain short-term lease commitments, letters of credit and purchase obligations in the normal course of business.

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Contractual Obligations

The following summarizes our contractual obligations at February 1, 2020 and the effect such obligations could have on our liquidity and cash flow in future periods (amounts in thousands):

	Fiscal year
	2020	2021 & 2022	2023 & 2024	2025 & beyond	Other	Total
Estimated interest and fees on debt obligations(1)	$162,455	$354,862	$85,313	$—	$—	$602,630
Purchase obligations(2)	181,326	25,872	16,009	4,489	—	227,696

Total commitments	343,781	380,734	101,322	4,489	—	830,326
Debt, short and long term(3)	25,250	2,530,453	750,000	—	—	3,305,703
Operating leases(4)	418,994	675,425	458,101	458,356	—	2,010,876
Finance leases(4)	4,327	5,513	4,319	6,157	—	20,316
Other long-term liabilities(5)	—	5,213	900	5,006	77,677	88,796

Total recorded liabilities	448,571	3,216,604	1,213,320	469,519	77,677	5,425,691

Total commitments and recorded liabilities	$792,352	$3,597,338	$1,314,642	$474,008	$77,677	$6,256,017

(1)	Estimated interest on debt obligation is based on average interest rates in effect at August 1, 2020. Debt fees include commitment and other fees associated with the senior secured credit facilities.
(2)

Purchase obligations include various obligations that have specified purchase commitments. As of February 1, 2020, future purchase obligations include open purchase orders and non-cancellable obligations under marketing, information technology, and employment contracts.

(3)	Amounts shown for debt include principal payments only and exclude any debt discounts and deferred financing costs.
(4)	Represents minimum rents payable under operating and finance leases, excluding common area maintenance, insurance, or tax payments, for which we are obligated.
(5)

Other long-term liabilities consist of: self-insurance reserves; asset retirement obligations; and deferred and other compensation. For all items excluding other compensation, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months, due to uncertainties in the timing of the settlement of liabilities; these items are therefore included in the “other” category.

Segment

We operate under one reportable segment and support and serve pets and their parents through our integrated ecosystem of pet care centers, services, and e-commerce.

Inflation and Deflation Trends

Inflation and deflation can impact our financial performance. During inflationary periods, our financial results can be positively impacted in the short term as we sell lower-priced inventory in a higher price environment. Over the longer term, the impact of inflation is largely dependent on our ability to pass price increases to customers, which is subject to competitive market conditions. Although neither inflation nor deflation has had a material impact on our operating results, we can make no assurance that our business will not be affected by inflation or deflation in the future.

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Seasonality

Our financial performance is not significantly impacted by seasonality, as the majority of our sales are generated by pet parents caring for their pets year-round.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States, or “GAAP,” requires us to make assumptions and estimates about future results, and apply judgments that affect the reported amounts of assets, liabilities, net sales, expenses and related disclosures. We base our estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time our consolidated financial statements are prepared. On an ongoing basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We state our significant accounting policies in the notes to our annual consolidated financial statements, which are included in this prospectus. We believe that the following accounting policies and estimates described below have the greatest potential impact on our financial statements, and therefore we consider these to be critical to aid in fully understanding and evaluating our reported financial results.

Inventory Reserves

We value our inventory at the lower of the cost or net realizable value through the establishment of inventory valuation and shrink reserves. Cost is determined by the average cost method and includes inbound freight charges. Our valuation reserves represent the excess of the carrying value or average cost, over the amount we expect to realize from the ultimate sale of the inventory. Valuation reserves establish a new cost basis, and subsequent changes in facts or circumstances do not result in an increase in the newly established cost basis. Our valuation reserves are subject to uncertainties, as the calculation requires us to make assumptions regarding inventory aging, forecasted consumer demand and trends and the promotional environment.

Our inventory shrink reserve represents estimated physical inventory losses that have occurred since the last physical inventory date. Periodic inventory observations are performed on a regular basis at store locations, and cycle counts are performed for inventory at distribution centers to ensure inventory is properly stated in our financial statements. During the period between counts at store and distribution center locations, we accrue for estimated shrink losses based on historical shrinkage results, taking into consideration any current trends in the business.

We have not made any material changes in our methodology used to establish our inventory valuation and shrink reserves during the past three fiscal years, and we have not had material adjustments between our estimated shrinkage percentages and actual results. A 10% difference in our actual valuation reserve at February 1, 2020 would have an insignificant effect on pre-tax loss in Fiscal 2019. Additionally, we do not believe there is a reasonable likelihood that there will be a material change in future estimates or assumptions we use to calculate our shrink reserve. However, if estimates of losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our actual reserve at February 1, 2020 would have affected pre-tax loss by $2.8 million in Fiscal 2019.

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Long-lived Assets

Long-lived assets, other than goodwill and intangible assets, which are separately discussed below, are tested for recoverability whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset (or group of assets) exceeds its fair value, with fair value determined based on the income approach.

Factors we consider important and which could trigger an impairment review include: (i) significant underperformance of a store relative to expected historical or projected future operating results; (ii) significant changes in the manner of our use of assets or strategy for our overall business; (iii) significant negative industry or economic trends; or (iv) planned store closings.

We have not made any material changes in the accounting methodology we use to assess impairment losses during the past three fiscal years.

Goodwill and Trade Name Intangible Assets

Goodwill

We evaluate goodwill annually in our fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have identified one reporting unit and selected our fourth fiscal quarter to perform our annual goodwill impairment testing. Goodwill impairment guidance provides entities the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment requires significant judgments about economic conditions, including the entity’s operating environment, its industry and other market conditions, entity-specific events related to financial performance or loss of key personnel, and other events that could impact the reporting unit. If management concludes, based on assessment of relevant events, facts, and circumstances, that it is more likely than not that a reporting unit’s fair value is greater than its carrying value, no further impairment testing is required.

If management’s assessment of qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative assessment is performed. We also have the option to bypass the qualitative assessment described above and proceed directly to the quantitative assessment, where we compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of our net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we would record an impairment loss equal to the difference.

The fair value of our reporting unit is estimated using the assistance of a third-party valuation firm and quantitative impairment tests are calculated using a discounted cash flow analysis and a public company analysis. Significant assumptions inherent in these valuation methodologies are employed and include, but are not limited to, prospective financial information, growth rates, discount rates, and comparable multiples from publicly traded companies in similar industries.

We have not made any material changes in the accounting methodology we use to assess goodwill impairment losses during the past three fiscal years.

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Indefinite-lived trade name

We consider the Petco trade name to be an indefinite-lived intangible asset, as we currently anticipate that this trade name will contribute cash flows to us indefinitely. We perform our annual impairment test during the fourth quarter of each year or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Management has the option to first perform a quantitative assessment of its trade name asset to determine whether it is necessary to perform a quantitative impairment test. We also have the option to bypass the qualitative assessment described above and proceed directly to quantitative assessment.

The fair value of our trade name is estimated using the assistance of a third-party valuation firm using the relief from royalty valuation method, a variation of the discounted cash flow approach. Significant assumptions inherent in the valuation methodology are employed and include, but are not limited to, prospective financial information, royalty rates and discount rates. An impairment charge is recorded for the amount by which the carrying amount of the trade name exceeds its fair value.

We have not made any material changes in the accounting methodology we use to assess indefinite-lived trade name impairment during the past three fiscal years.

Self-insurance Reserves

We maintain accruals for our self-insurance of workers’ compensation, employee-related healthcare benefits and general and auto liabilities. Insurance coverage is in place above per occurrence retention limits to limit our exposure to large claims. These insurance policies have stated maximum coverage limits, after which we bear the risk of loss. When estimating our self-insurance reserves, we consider a number of factors, including historical experience, trends related to claims and payments, and information provided by our insurance brokers and actuaries. Periodically, we review our assumptions and valuations provided by our actuaries to determine the adequacy of our self-insurance reserves.

We are required to make assumptions and to apply judgments to estimate the ultimate cost to settle reported claims and claims incurred but not reported at the balance sheet date. There were no significant changes to the self-insurance reserves during the past three years other than routine current period activity. A 10% change in our self-insurance reserves at February 1, 2020 would have affected pre-tax loss by $8.2 million in Fiscal 2019.

Recent Accounting Pronouncements

Refer to Note 1 in the historical consolidated financial statements included elsewhere in this prospectus for information regarding recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risks arising from transactions in the normal course of our business. These risks are primarily associated with interest rate fluctuations, as well as changes in our credit standing, based on the capital and credit markets, which are not predictable. We do not currently hold any instruments for trading purposes.

Market risks relating to our operations result primarily from changes in short-term LIBOR, as our amended credit facility utilizes a portfolio of short-term LIBOR contracts. These LIBOR contracts are fixed rate instruments that can range from a period of between one and six months, at our discretion. Our portfolio of LIBOR contracts can vary in length and interest rate, such that adverse changes in short-term interest rates could affect the overall borrowing rate when contracts are renewed.

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We cannot predict market fluctuations in interest rates and their impact on our debt, nor can there be any assurance that long-term fixed-rate debt will be available at favorable rates, if at all. Consequently, future results may differ materially from estimated results due to adverse changes in interest rates or debt availability.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Our Mission

We love pets. We are a purpose-driven company dedicated to improving the lives of pets, their parents, and the partners who work for us. We are committed to being the leading, most trusted resource in pet care, providing a comprehensive portfolio of essential products and services with expert advice that addresses all aspects of pet health and wellness.

Our Company

We are a beloved brand in the U.S. pet care industry with more than 50 years of experience delivering health, wellness, and happy experiences to pets and the people who love them. Over the last three years, we have transformed the business from a successful traditional retailer to a disruptive, fully-integrated, digital-focused provider of pet health and wellness offerings. We revamped our leadership team and invested over $300 million to build out leading capabilities across e-commerce and digital, owned brands, data analytics, and a full suite of on-site services including veterinary care. Our investments have delivered a comprehensive, integrated, and technology-enabled ecosystem of channels and offerings, complemented by a rapid innovation capability that is disrupting the pet market and providing pet parents with a differentiated holistic solution for all their pet care needs.

Our go-to-market strategy is powered by a multi-channel platform that integrates our strong digital presence with our nationwide physical network. Our data-driven digital footprint, consisting of an entirely redesigned e-commerce site and personalized mobile app, delivers an exceptional customer experience and serves as a hub for pet parents to manage their pets’ health, wellness, and merchandise needs, while enabling them to shop wherever, whenever, and however they want. By strategically leveraging our extensive physical network consisting of approximately 1,470 pet care centers located within three miles of 54% of our customers, we are able to offer our comprehensive product and service offering in a localized manner with a meaningful last-mile advantage over our competition. Through our connected platform, we serve our customers in a differentiated manner by offering the convenience of ship-from-store, BOPUS, and curbside pick-up. This integrated, multi-channel approach clearly resonates with our customers, as the number of customers who engage with us across multiple channels has grown by 20% over the last three years. Further, these multi-channel customers spend between 3x to 6x more with us compared to single-channel customers.

Through our multi-channel platform, we provide a comprehensive offering of differentiated products and services that fulfill all the needs of pet parents and their pets. Our product offering leverages our owned brand portfolio and partnerships with premium third-party brands to deliver high quality food that avoids artificial ingredients, complemented by a wide variety of premium pet care supplies. We augment this premier product offering with a broad suite of professional services, including grooming as well as in-store and online training. Our service offering is further enhanced by a rapidly expanding, affordable veterinary service platform, which includes full-service veterinary hospitals, Vetco clinics, and tele-veterinarian services. In addition, we are increasingly linking our offerings with subscription programs such as membership and pet health insurance that create deeper engagement with our over 19 million Active Customers, with our Pals loyalty program members accounting for over 80% of transactions in Fiscal 2019. In addition to providing differentiated products and services, our over 26,000 knowledgeable, passionate partners provide important high-quality advice to our customers in our pet care centers. With our integrated platform and comprehensive offering, we provide a complete pet health and wellness ecosystem that drives engagement across our enterprise and creates life-long customer relationships.

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Complete Pet Health and Wellness Ecosystem

Industry Dynamics

The U.S. pet care industry is a large, attractive growth market experiencing a significant acceleration in response to multiple secular themes. The industry serves more than 69 million households with pets and represents a total addressable market of $95 billion as of 2019. Since 2008, the industry has grown at a 4% CAGR, driven by steady, predictable growth in the underlying pet population coupled with strong tailwinds associated with pet humanization. Due to the essential, consumable nature of pet care, the industry has demonstrated resilience across economic cycles. During the Great Recession, the industry delivered strong performance, growing at a CAGR of 3% from 2008 to 2010. With respect to our business, we are strategically focused on growing our presence in three of the fastest-growing areas of the market: services, e-commerce, and veterinary, which are projected to grow at 12%, 12%, and 9% CAGRs, respectively, from 2020 to 2024.

As a result of the COVID-19 pandemic, the industry is experiencing a significant increase in demand that is expected to be a tailwind for years to come. According to Packaged Facts, the number of households with pets in the United States is expected to increase by 4% in 2020. Given the long-term, recurring demand for pet care products and services, which is expected to continue to grow in response to the pet humanization trend, this step function increase in the pet population represents a meaningful acceleration in total industry growth from 4% historically to 7% through 2024, according to Packaged Facts. As pet care demand continues to grow, we believe we are well-positioned to capture an outsized portion of the growing market as the only fully-integrated, comprehensive pet care provider in the industry.

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U.S. Pet Care Industry CAGR	U.S. Pet Care Industry by Category ($ in billions, 2019)
Source: Packaged Facts	Source: Packaged Facts

Our Transformation

Three years ago, we saw several major opportunities to accelerate our business. First, customers were shifting online and we saw a meaningful opportunity to better leverage our differentiated strengths and physical network to benefit from this shift. Second, research showed that pet parents had multiple care needs across products and services, but they were confused and looking for a partner to help them navigate to the right health and wellness decisions. Third, we recognized a need to become much more analytical and operationally rigorous. Lastly, the organization required clear strategic direction following a period of transition and cost cutting. Our transformation actions were focused on the following major initiatives and investments.

Assembled a Next Generation Leadership Team to Drive Transformation.    Two years ago, we hired Ron Coughlin, who previously ran HP’s $33 billion Personal Systems business as Division President and, prior to that, had a successful career in senior executive roles at PepsiCo and experience with businesses in transition. As Chief Executive Officer, he made multiple senior management hires and changes, adding digital and technology, consumer-packaged goods, marketing, and best-in-class retail experience to the leadership team. These executives bring experience from leading companies, including Best Buy, Walmart, Jet.com, Target, Bank of America, Williams Sonoma, and HP, among others. This highly qualified leadership team has implemented significant operational and cultural change to our business, including a substantial acceleration of our digital capabilities, optimizing the effectiveness of pet care center partners through training, enhanced analytic tools and communication, step changed marketing and customer engagement return on investment, launching a veterinary hospital network, and supporting the scaling of our pet health and wellness offerings.

Built Leading E-Commerce and Digital Capabilities that Leverage our Physical Network.    With pet parents increasingly engaging online, we aggressively invested to create a superior e-commerce and app experience to succeed in the market. We focused on a combination of

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site merchandising, market-based pricing, speed, navigation, personalization, and services access to successfully attract and retain customers. We launched a hassle-free repeat delivery service, which provides a revenue stream that increased 13% in Fiscal 2019. To further differentiate and create scale advantages, we leveraged our physical network to roll out key capabilities, including ship-from-store, BOPUS, and curbside pick-up that allow us to meet our customers anywhere they want to shop and provide a significant last-mile fulfilment advantage versus our competition, driven by our distributed inventory and proximity to customers. These efforts have resulted in total e-commerce sales growth of 33% in Fiscal 2019.

Reinvented Grooming and Training, and Launched a Full-Service Veterinary Hospital Network.    Pet services represent the most personalized, sticky, high-touch part of the market, which is critical as we focus on acquiring and retaining high-value customers. In grooming, we invested in digital integration, marketing, staff compensation, and other operational improvements to transform a negative growth business in Fiscal 2018 into one of our fastest-growing businesses in Fiscal 2019. In training, we have led with innovation, and this year launched online, breed-specific training classes that can be conducted at home in order to attract new pet parents. In Fiscal 2017, we embarked on one of the fastest veterinary hospital build-outs in the industry and today offer full-service veterinary care at over 100 pet care centers, driving both incremental service and merchandise sales, and unlocking the prescription food addressable market.

Created a Highly Differentiated Owned and Exclusive Product Offering.    We offer a highly differentiated owned and exclusive product assortment that engenders strong customer loyalty. We focused on three core product differentiating capabilities: nutritional expertise, exclusive partnerships, and a leading owned brand platform. As a testament to our commitment to pet health and wellness, in May 2019 we made the decision to pivot away from dog and cat food and treats that contain artificial ingredients making us the only major national retailer in the industry to take a stand against artificial ingredients in dog and cat food. We utilized a best brands strategy to form new partnerships with some of the most highly regarded premium food brands in the industry, such as Just Food For Dogs.

In 2019, we leveraged our established owned brand platform and capabilities to launch Reddy, a fashion-driven supplies brand, to complement WholeHearted, our premium food brand. We have grown our owned brand sales at a CAGR of 14% between Fiscal 2017 and Fiscal 2019, and during Fiscal 2019, our owned brands generated sales of $1.1 billion, or approximately 27% of total product sales, up from 17% of sales in Fiscal 2015. The combination of our differentiated food and supplies strategy, including owned and exclusive brands, has enabled us to offer a premium product offering, with more than 50% of our offering not available via online or mass competitors.

Implemented a Performance Culture Led by Data Analytics.    Our differentiated singular view of the customer across products, services, and channels, in combination with insights from our Pals loyalty database, provides access to a robust wealth of data that is difficult to replicate. We implemented new capabilities to leverage these data to inform strategic and tactical decision-making across our organization, and ultimately drive higher customer engagement and lifetime value. We created a singular view of our customer to drive everything from marketing decisions and innovation of new products and services to how we operate our pet care centers. In our pet care centers, we have pushed data down to our pet care center General Managers and field leadership teams through advanced sales reporting to enhance decision-making. We developed a user-friendly, action-focused dashboard (HUB), which enables our managers to track performance across multiple dimensions, identify opportunities, and execute strategies to drive incremental sales. We also simplified the key metrics that we utilize to track performance and aligned incentives against those metrics by rolling out a revamped incentive structure across our field organization.

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Attracted Exceptional Talent in Key Growth Areas.    As part of our strategic evolution, we recruited next generation talent across various levels and functional areas throughout the organization. In addition to systems investments, we added over 100 technology and analytics experts supporting our e-commerce and technology innovation efforts. In the field and services areas, we strategically acquired senior talent from leading companies in the retail, hospitality, and consumer sectors. We created effective training programs to develop critical skills, driving increased employee engagement and retention. In veterinary, we built a team of veterinarians, veterinary hospital operators, and veterinarian staff recruiters from leading companies in order to rapidly scale our model. We are dedicated to leveraging our rich diversity of talent to foster a culture that supports an open forum for idea exchange, promotes an environment of inclusion, and builds connections with our communities, partners, and vendors. Our team additions and investment in talent development have not only helped to raise our performance expectations, but have been instrumental in creating a purpose-driven performance culture across the organization.

Despite everything we have accomplished in recent years (and our accelerating momentum in 2020), we believe that we are just getting started. The transformational investments and initiatives of the last three years strategically position us to pursue numerous opportunities that we believe will drive long-term growth. As we look ahead, we could not be more excited for the future.

Recent Financial Performance

Our transformation initiatives have driven strong top-line growth in our business. Comparing Fiscal 2018 and Fiscal 2019, we achieved the following results:

•	increase in sales from $4.39 billion to $4.43 billion, representing year-over-year growth of 1.0%;

•	comparable sales growth of 3.9%;

•	increase in operating income (loss) from ($214.7) million to $110.6 million, representing year-over-year growth of 151.5%;

•	a decrease in net loss attributable to members from ($413.8) million to ($95.9) million, representing a year-over-year improvement of 76.8%; and

•	a decrease in Adjusted EBITDA from $437.8 million to $424.5 million, representing a year-over-decline of 3.0%.

For a description of our non-GAAP measures and reconciliations to their most comparable U.S. GAAP measures, please read the section titled “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

Category-Defining Brand with Long-Term Customer Relationships Built on Trust

Since our founding in 1965, we have focused on building long-term relationships with pet parents by providing an exceptional customer experience. Our top-of-mind awareness is among the highest in the industry, cited by 28% of customers as the first brand that comes to mind when asked to name a brand in pet products. Across our platform, we have a team of over 26,000 highly trained pet care experts who love animals and are passionate about sharing their expertise with pet parents. Through our people—such as digital experts, sales and engagement partners, groomers, trainers, companion animal experts, and veterinarians—we are able to build and maintain long-term, high-touch relationships with pet parents.

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Our brand is consistently strengthened by the touchpoints we have with our customers across channels, products, and services. In Fiscal 2019, we served over 19 million Active Customers, with members of our Pals loyalty program representing over 80% of our transactions in Fiscal 2019 and ranking among the largest loyalty programs in the industry. We leverage the data from our Pals program via in-store technology (including hand-held devices that our partners use to assist customers with shopping), content, and recommendations in a highly personalized manner. Our customer relationships are built on trust and supported by high customer affinity, as demonstrated by our average nine-out-of-ten Voice of Consumer rating in the first half of Fiscal 2020.

The Only Fully-Integrated Comprehensive Offering of Pet Products and Services Nationwide

We provide the only fully-integrated comprehensive offering of pet care products and services that meet the needs of pet parents everywhere—something that none of our competitors currently offer.

Our product strategy is built around an extensive offering that features premium owned and partner brands known for quality and innovation. We offer leading varieties of wholesome, premium food that build upon our expertise in pet nutrition. For example, we proudly offer premium brands such as human-grade Just Food For Dogs, which are not widely available in other national pet specialty stores. In addition to food, we offer a wide range of pet supplies to meet the needs of pet parents. The combination of our differentiated food and supplies strategy, including owned and exclusive brands, has enabled us to offer a premium product offering, with more than 50% of our offering not available via online or mass competitors.

Our service offering consists of professional grooming, training, and veterinary services. In addition to acting as a profitable driver of new customer acquisition, our service platform helps retain and expand the yearly spend of existing customers, drive visit frequency and digital engagement, and build long-term loyalty.

Through our connected multi-channel ecosystem, we are able to offer our comprehensive product and service offering across all channels to meet our customer wherever, whenever, and however they want to shop. During the 12 months ended July 2020, customers who shopped across the four channels we track for these purposes (pet care center merchandise, e-commerce and digital, grooming and training services, and veterinary services including veterinary hospitals and Vetco clinics) spent on average 6x with us versus customers who only shopped one of these channels.

Connected Ecosystem Combining Leading Digital Capabilities and a Strategic Physical Network

We have built a connected ecosystem comprising leading digital capabilities and a national physical network. Through our Petco.com website and Petco app, we offer premier digital navigation, speed, assortment, market-based pricing, content, and personalization features. Through our physical network, we have the ability to consistently fulfill and deliver a growing assortment of products directly to consumers in addition to convenient offerings such as BOPUS and curbside pick-up. Our physical proximity to our customers also provides us a significant last-mile cost advantage relative to competitors. In the six months ended August 1, 2020, approximately 80% of Petco.com orders were fulfilled by our pet care centers, either as ship-from-store, BOPUS, or curbside pick-up. For customers seeking even greater convenience, we offer repeat delivery options that facilitate recurring purchases. Through repeat delivery, we have a revenue stream that has increased 13% in Fiscal 2019. Finally, we continually leverage our digital capabilities to innovate, such as online booking of grooming appointments, convenient at-home services like on-line training, and mobile grooming. Our connected ecosystem provides us with a singular view of our customer, which fuels our highly effective performance marketing function to drive repeat visits and grow customer lifetime value.

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Rapidly Growing Veterinary Services Offering Stack

According to Packaged Facts, more than 70% of pet owners have concerns about the affordability of veterinary healthcare. In response, we have established a differentiated and highly scalable, affordable veterinary healthcare service platform that consists of our full-service veterinary hospitals, Vetco clinics, and tele-veterinary services. In Fiscal 2019, we serviced over 400,000 customers through our veterinary offering platform.

We are rapidly expanding our full-service veterinary hospitals across the country to provide expanded service coverage. By integrating these veterinary hospitals into existing pet care centers, we benefit from significant structural advantages compared to existing veterinary care providers, positioning us to deliver a more affordable solution to our customers. Through our digitally enabled approach, we offer competitive and affordable exam fees, supported by convenient online appointment scheduling, text reminders and weekend booking availability. We have experienced strong early success from our veterinary hospital strategy driven by highly compelling unit economics. Our veterinary hospitals have historically required approximately $600,000 in build-out costs and generate four-wall profitability by year two. We target sales and four-wall EBITDA margins at maturity of approximately $1.5 million and 20%, respectively. The ability for customers to conveniently purchase health-related products, including prescription food, at the time of a veterinary appointment creates a strong complementary relationship in an under-penetrated category for Petco. Despite reducing the total selling square footage of an existing pet center when we add a veterinary hospital, we experience a sales uplift in merchandise and non-veterinary services, with average non-veterinary sales increasing by approximately 600 basis points in the first year of veterinary hospital operations. Our recent introduction of Petco Membership, a subscription program that provides access to our holistic health and wellness offering, and Petco Insurance leverage our growing veterinary services network to provide incremental benefits and convenience for customers.

Industry-Leading Grooming and Training Business Driving Recurring Trip Frequency

Leveraging our strategic physical network, we have built one of the largest grooming and training businesses in the pet care industry. These essential services drive recurring visits into our pet care centers, allowing us to earn a greater share of wallet from our customers, as demonstrated by the fact that over the past three years our service customers tend to spend 2x as much with us compared to our non-service customers.

In our grooming business, we served over 2 million pets across approximately 1,350 of our pet care centers during Fiscal 2019. We are building on the success of our investment strategy with the addition of new elements such as our “Spa Club” grooming loyalty program, breed-specific marketing, and mobile grooming. Spa Club has helped drive a 14% improvement in customer retention rate between the fourth quarter of Fiscal 2018 and the fourth quarter of Fiscal 2019.

In our training business, we served over 180,000 pets across approximately 1,470 pet care centers during Fiscal 2019. Because training is generally conducted at an early stage in a pet’s life, this offering is a strategic customer acquisition tool to engender long-term loyalty with new pet parents. We continue to focus on augmenting our core in-store training offering with the launch of at-home and online training classes. In Fiscal 2019, on average, our training customers spent 3.3x more with us than our non-training customers.

Premier Owned Brand Product Development and Innovation Platform

We operate a leading, owned brand portfolio that has grown rapidly and is highly accretive to our product gross margins, typically driving a margin rate that is between 1,500 and 2,000 basis points

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higher than comparable third-party brands. Our extensive direct customer relationships provide us with insights that allow us to identify unmet customer needs and trends and rapidly build products and services around those needs. We have an established infrastructure for developing, launching, and fostering growth in owned brand products, including an in-house packaged goods insights function, experienced fashion leadership, and a dedicated sourcing office in Asia.

Over the last three years, we have demonstrated the speed and depth of our innovation platform through the launch of 89 new brands and 5,000 new products. In 2016, we launched our first major proprietary pet food brand, WholeHearted, which features a premium ingredient panel, an attractive price point, quality packaging, and authentic branding that effectively targets millennial pet parents. In Fiscal 2019, we launched Reddy, our proprietary supplies brand that features premium fabrics and urban contemporary styling appealing to fashion-focused pet parents. We also believe our Well & Good brand has similar potential to tap into customer demand for premium wellness products. Sales of our owned brand portfolio have grown at a 14% CAGR between Fiscal 2017 and Fiscal 2019, and for Fiscal 2019, our owned brands generated sales of $1.1 billion, or approximately 27% of total product sales, up from 17% of product sales in Fiscal 2015.

Best-in-Pet Technology Capabilities

We have developed the ability to compete with the best-in-class innovation capabilities of our competitors. We invested over $150 million over the past three years in our digital systems and recruited leading digital talent, employing over 100 technology and analytics experts organized in rapid deployment “squad” structures linked to major areas like e-commerce, services, and customer relationship management “CRM.” Our operating experience and insights enable us to develop, test, and scale solutions in a rapid innovation cycle. We also seek to leverage our existing assets and advantages in the market to ensure our innovation implementations are not easily replicable by the competition. In the last 24 months, we have launched new programs, such as curbside pick-up, online dog training, an online food coach, our complete pet wellness app, pet medical record consolidation, and Petco Membership. Our ability to leverage our physical network has been a distinct competitive advantage. We believe our advanced innovation capabilities provide us with insights and opportunities to continue to enhance customer engagement, rapidly improve our offerings, and expand into new product and service lines faster and better than competitors.

Highly Experienced and Proven Management Team

We have an experienced and proven management team of successful retail, consumer, and technology industry veterans and a deep bench of talent supporting our emerging services, e-commerce, and omni-channel competencies.

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Our Chief Executive Officer, Ron Coughlin, who has been with Petco for over two years, brings 11 years of experience at HP, including eight as Division President, and 13 years of marketing experience at PepsiCo where he left as a Chief Marketing Officer

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Our Chief Financial and Operating Officer, Michael Nuzzo, actively oversees our supply chain and our services and veterinary businesses, after joining us in 2015, and has over 20 years of experience managing financial and operational strategy at leading public and private retail companies, including GNC and Abercrombie & Fitch

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Our Chief Digital & Innovation Officer, Darren MacDonald, brings critical e-commerce experience, having built one of the leading global e-commerce platforms during his prior roles at Walmart and Jet.com, and having developed one of the most trafficked online shopping comparison engines as CEO of Pronto Network, an IAC company

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•	Our Chief Stores Officer, Justin Tichy, offers deep field experience with leading store teams at public retail companies, including Best Buy, Target, and Walmart

•	Our Chief Merchandising Officer, Nick Konat, brings leading consumer and retail expertise from managing merchandising strategies at Target as well as from his experience as a consultant at Accenture

•	Our Chief Human Resources Officer, Michelle Bonfilio, has prior experience in the pet industry and senior human resources roles with leading public retailers, including The Gap and Williams Sonoma

•	Our Chief Information and Administrative Offer, John Zavada, brings valuable information technology experience, formerly serving as CIO of Restoration Hardware and L Brands, among others

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Our Chief Legal Officer and Secretary, Ilene Eskenazi, brings over 20 years of legal experience from leading retail, apparel, and consumer packaged goods companies, having served as general counsel for other leading global brands such as Red Bull and True Religion

The balance of the senior team has experience from a host of high caliber companies.

Our Growth Strategies

Building upon our success to date, we see a significant opportunity to drive long-term growth across our business by executing on the following growth strategies:

Continue to Acquire New Customers and Drive Engagement Across All our Channels.

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Acquire New Customers: Strong secular trends in the industry are introducing new pet parents to the category. We are distinctively positioned to acquire new customers through our effective marketing, e-commerce engagement, new pet programs, Pals loyalty program, Petco app, and sticky services offerings, as well as our strategic physical network, which provides a low-cost acquisition and powerful brand awareness vehicle. As one of the most recognizable brands in the industry and the only fully-integrated complete solution for all pet health and wellness needs, we are distinctively positioned to successfully acquire new customers looking for the best first stop as new pet parents.

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Increase Engagement and Monetization Across All Channels and Offerings: Our multi-channel and multi-category customers represent our highest yearly and lifetime value spend levels and will be a meaningful contributor to our future growth. We plan to drive these spend levels higher as we scale our e-commerce platform and full-service veterinary hospitals. Further, we believe we have an embedded opportunity to significantly grow the value of our active customer base by attracting customers to additional channels, leveraging our comprehensive health and wellness offering, in-store cross-selling, Petco app, advanced CRM capabilities, and subscription programs like repeat delivery, which directly facilitate multi-channel purchases.

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Source: Company data

Note: Channels consist of pet care center merchandise, e-commerce and digital, grooming and training services, and veterinary services.

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Maximize Customer Engagement and Loyalty with Subscription Programs: Beyond our repeat delivery program, we have only begun to capitalize on subscription revenue opportunities, including through the recent launches of additional value-add subscription programs:

•	Petco Membership: an annual fee-based membership program that provides preferred access to our holistic health and wellness offering across products, grooming, and veterinary care;

•	Pupbox: a service that provides monthly shipments of premium food, treats, and merchandise to puppy parents; and

•	Petco Insurance: an annual service that provides affordable, full-service pet health coverage with added pet product and services perquisites not offered by traditional insurance company plans.

All three programs have experienced strong initial customer reception to date. While these programs are relatively nascent, we are excited by the opportunity to bring together our product and service offerings under subscription programs that we believe will positively impact the customer experience while providing us with an attractive revenue stream from subscription businesses.

Continue to Grow Our Digital Business.

We intend to leverage our fully-integrated ecosystem, high-performance website and mobile app experience, fulfilment cost advantages, and differentiated services offerings to capitalize on the continued strong growth of e-commerce in the pet industry. In particular, we expect the continued expansion of BOPUS and curbside pick-up, which we are able to offer profitably given our strategic physical network, to allow us to substantially grow e-commerce sales while maintaining a leading customer fulfillment proposition. Our ability to connect our online platform with our in-person offerings, such as grooming, training, and veterinary care, creates a “flywheel” that drives greater online visits, which in turn create more opportunities for product cross-selling. By leveraging our technology and operational assets, we plan to continue delivering innovation and new multi-channel offerings with a goal of meeting or exceeding overall pet e-commerce industry growth, as well as increasing our e-commerce penetration.

Expand Our Health & Wellness Services.

•	Rapid Expansion of our Differentiated Veterinary Services: Veterinary care is one of the fastest-growing categories in the pet industry and one of our key strategic priorities. Through

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our comprehensive veterinary offering stack and affordable care positioning, we are disrupting the industry and intend to gain market share by expanding on our proven, replicable model of offering affordable, high-quality veterinary services to pet parents everywhere. We have experienced strong results from the 100 full-service veterinary hospitals currently open and plan to continue to add 60 to 70 hospitals per year to new, relocated, and remodeled pet care centers as we execute on a 900+ location white space. We also have the opportunity to utilize tele-veterinary services to grow the revenue base of our hospitals through convenient online appointments. Outside of our full-service veterinary hospitals, we are expanding our Vetco clinic business both within Petco and through partnerships with other retail partners. We believe that through our affordable, convenient, and tech-enabled veterinary proposition, we are well-positioned to capture increasing share in the attractive veterinary services market while driving overall share of customer wallet by marketing and cross-selling our non-veterinary offerings.

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Continue to Grow Our Core Grooming and Training Businesses:    The grooming and training markets are highly fragmented and offer us an opportunity to meaningfully grow our market share. Grooming is a large addressable market in the United States, representing approximately $3.4 billion in 2019, according to Packaged Facts. Relative to our competitors, our scale and digital capabilities, such as convenient online scheduling, provide us with a compelling advantage. In our grooming business, we have an opportunity to increase productivity by adding staff to meet elevated customer demand, selling higher priced service packages, and adding mobile grooming capabilities to capture demand for at-home services. In our training business, we have a multi-year growth opportunity with our recently expanded offerings beyond our standard in-store group classes, including private, one-on-one classes both in-store and at-home, as well as online training classes taught by our elite trainers.

Drive Product Sales with Emphasis on Owned Brand Innovation and Exclusive Brands.

We have a significant opportunity to leverage our differentiated owned brand development and innovation capabilities to accelerate growth of our leading owned brand portfolio, which has experienced growth at a CAGR of 14% between Fiscal 2017 and Fiscal 2019. During Fiscal 2019, our owned brand business accounted for $1.1 billion of sales, or 27% of total product sales, driven by the success of our WholeHearted and recently launched Reddy brands. Looking ahead, owned brands are a key strategic priority for us as we will leverage consumer insights to drive continued innovation in our offerings across food and supplies in a manner that is differentiated relative to our competitors. Additionally, we intend to grow our brand portfolio through new partnerships with premium brands in the industry, as well as expanding existing partnerships, such as a broader rollout of Just Food For Dogs pantries and on-site kitchens. Our differentiated food and supplies offering is a key driver of customer loyalty and stickiness, with more than 50% of our offering not available in online or mass competitors.

Leverage Category Capabilities to Expand Our Offerings and Geographies.

Our journey is just beginning. Our fully-integrated multi-channel ecosystem provides us with tremendous data and insights, as well as the ability to continually innovate and add new capabilities and offerings. We plan to continue to add to our service offerings with new elements of our breed-specific at-home and online training classes. In the subscription offering area, we are planning initiatives in proprietary credit card, membership, and wellness programs. Within our technology platform, we plan to build upon our strong momentum to rapidly innovate and roll out new capabilities.

Internationally, we see significant opportunity to deploy our comprehensive model to expand our presence in new markets. We will leverage the success of our joint venture with Grupo Gigante in

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Mexico, where we have over 80 locations, and our wholesale partnership with Canadian Tire in Canada, where we have Petco products in approximately 450 locations, including the initial launch and build out of dedicated Petco shop-in-shops, to continue to grow in these geographies. Looking ahead, we also see a meaningful opportunity to pursue a wholesale distribution approach like with Canadian Tire in new international geographies in Central and South America, Europe, and Asia.

Our Industry

The U.S. pet care industry is a large, attractive growth market experiencing a significant acceleration in response to multiple secular consumer themes. As of 2019, the industry serves more than 69 million households with pets, representing a total addressable market of $95 billion. Due to its non-discretionary nature, the market has demonstrated a long-term track record of consistent growth and resilience throughout economic cycles. From 2020 to 2024, the industry is expected to grow at a 7% CAGR, driven by steady, predictable growth in the underlying pet population coupled with strong tailwinds associated with pet humanization and COVID-19.

As a result of the COVID-19 pandemic, the industry is experiencing a significant increase in demand that is expected to be a tailwind for years to come, given the long-term, subscription-like demand for pet care products and services. Packaged Facts predicts a 4% growth in pet-owning households in 2020. Although this step function increase in the pet population was offset in 2020 by a decrease in consumption of services (including veterinary services) during COVID-19 shutdowns, it represents a meaningful, long-term change in total industry growth from 4% historically to 7% through 2024, according to Packaged Facts.

U.S. Pet Care Industry Sales ($ in billion)

Industry Growth
n.a.	4%	3%	4%	5%	5%	3%	4%	6%	5%	5%	5%	(1)%	8%	7%	6%	6%

US GDP Growth
(0)%	(3)%	3%	2%	2%	2%	3%	3%	2%	2%	3%	2%	—	—	—	—	—

Source: Packaged Facts and Bureau of Economic Analysis

The U.S. pet industry is broadly broken down into two categories: pet products, which includes non-discretionary food and supplies; and pet services, which includes essential veterinary services and non-medical services, such as grooming and training. Through our complete pet health and wellness ecosystem, we address all of these categories in a distinctive and holistic manner.

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Pet Products

The pet products category represents a $55 billion market consisting of the $37 billion pet food and $18 billion pet supplies categories in 2019. According to Packaged Facts, pet food and supplies are forecasted to grow at a CAGR of 5% and 4%, respectively, from 2020 to 2024.

Within the pet products category, the pet specialty channel represents a 22% category share as of June 2020, according to Packaged Facts. Petco has significant brand dominance within the category, with approximately 31% market share of the total U.S. pet specialty channel as of 2019. With its dedicated focus and large assortment of pet products and services, the pet specialty channel is most competitively positioned to capitalize on category trends such as pet humanization, pet ownership growth, and growing demand for a one-stop destination for pet care.

Pet Services

The pet services category represents a $40 billion market consisting of the $30 billion veterinary services and $10 billion non-medical services categories in 2019. According to Packaged Facts, veterinary services and non-medical services are forecasted to grow at a CAGR of 9% and 12%, respectively, from 2020 to 2024. The pet services category is primarily addressed by pet specialty and veterinarian channels.

The same trends positively impacting the pet products market are also driving increased consumption of pet services, including veterinary, grooming, and training. We believe that the main drivers of consumer selection of service providers are trust, price, quality of care, and convenience. We believe that our integrated platform and comprehensive offering differentiate us from our competition and position us to benefit from the continued growth in pet services, as well as to grow share in what remains a highly fragmented market.

Impact of the COVID-19 Pandemic

Although the COVID-19 crisis has presented significant challenges to the broader economy, the pandemic has accelerated several consumer trends that have meaningfully benefited the pet care industry, which has been deemed essential by federal, state, and local authorities. Pet adoption and purchase has accelerated meaningfully as consumers spend more time at home and outdoors, and have an increasing desire for companionship, a need to entertain children, and a growing appreciation for the physical and mental health and wellness benefits of pet parenthood. According to Packaged Facts, over 86% and 84% of dog and cat owners, respectively, agree that pets have a positive impact on both physical and mental health. In addition, consumers are increasingly migrating from urban cities to less densely populated communities, which are more conducive to raising a pet.

Industry Trends

The following key trends have historically driven, and continue to drive, strong growth in the industry:

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Large, Resilient Category with Favorable Long-Term Trends.    The pet industry is a large, stable market that has consistently demonstrated resilience across economic cycles, driven by the non-discretionary replenishment nature of consumable products and services such as pet food, grooming, and veterinary services.

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Continued Momentum Behind the Pet Humanization Trend.    The pet humanization trend remains strong with 95% of pet parents agreeing “I consider my dog or cat to be part of my family,” according to Packaged Facts. In addition, according to an internal study, 94% of dog

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parents want to provide the healthiest, most nutritious food for their pet, but only 58% are confident they are doing so. These dynamics have resulted in increasing demand for premium pet care goods and services as pet parents seek to provide their pets with the best care possible.

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Growing Consumption of Pet Health Services.    Attributable in part to the pet humanization trend, demand for pet health services has risen dramatically in recent years. Veterinary services represent the second-largest market within pet health services, having generated $30 billion of revenue in 2019.

Rising focus on pet health is also driving increased adoption of pet insurance, especially in developed markets, where the rates of insured pets are as high as 25%. In the United States, the North American Pet Health Insurance Association reported that only 2% of pets are estimated to be covered by insurance, which implies potential for significant growth.

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Shift Toward Digital, including Increased E-Commerce Penetration.    Pet parents are spending a greater share of their total pet care spend online. In the last several years, online growth has been driven by the increased adoption of pet food subscription programs and the general expansion of online membership services, which cover most major consumer packaged goods categories.

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Increased Customer Focus on Total Solutions and the Value of an Integrated Offering.    Convenience is playing an increasingly important role in the pet care industry as consumers become accustomed to online purchasing and subscription services. The ability to offer a one-stop destination for customers to manage all pet care needs, whether in store, online, in-home, or on a mobile device, is increasingly becoming a competitive advantage versus pure-play online, mass, and smaller independent specialty retailers.

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Strong Growth Trends in International Markets.    The pet humanization trend continues to proliferate across the globe, with several countries around the world emerging as promising growth markets for the pet industry. Over the last several years, developing countries such as China and Mexico have experienced strong economic growth that has given rise to an expanding middle class with growing disposable income, driving increased pet ownership and spending on pets. Other countries in both South America and Asia have exhibited similar macro trends that are contributing to increased consumption on pet products and services.

These favorable tailwinds have driven strong and consistent growth in the industry, with spending on pets projected by Packaged Facts to reach $122 billion in the United States in 2024, up from $94 billion in 2020, representing a CAGR of 7%.

Our Comprehensive Offering

Product Offering

We offer a comprehensive product offering consisting of over 57,000 products across pet food, supplies, and companion animals available through our physical and online channels. In Fiscal 2019, 47% of our product sales comprised non-discretionary consumable products, such as food and supplements, which feature high purchase frequency over the life of a pet and sticky characteristics due to a strong desire for pet parents to avoid switching food brands. In addition, in Fiscal 2019, we generated more than 27% of our product sales from owned brands—such as WholeHearted, Reddy, and Well & Good—which help the Petco ecosystem attract and retain customers, while offering us an enhanced margin profile.

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Source: Company data

Service Offering

We offer the industry’s only fully-integrated comprehensive service offering that includes professional grooming, training and veterinary services. Unlike some other consumer purchases, the services we offer for pet parents are essential, recurring, and high frequency in nature. In addition to acting as a profitable driver of new customer acquisition, our service platform helps retain customers, drive physical visit frequency and digital engagement, and build long-term loyalty. During Fiscal 2019, our service offering represented approximately 9% of sales. As one of the fastest-growing parts of our business, we expect services as a percentage of sales to grow meaningfully as we continue to expand on our new Nexus format for our pet care centers, which has resulted in a higher mix of services relative to the pre-Nexus format mix.

Multi-Channel Platform

We have developed a data-driven go-to-market platform consisting of robust digital capabilities and a strategic physical network of pet care centers woven together by a singular view of the customer.

Data

We have built a proprietary customer database leveraging information collected across our digital and physical network to construct a singular view of each of our customers. Between our Pals program and our ability to capture purchase information across our channels, we have one of the most robust

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databases of Active Customers and pet spend in the industry. From these data, we identify customer cohorts, cross-selling opportunities, new pet parent trends, breed-specific purchase patterns, and the likelihood of certain customers trying services, in addition to other trends. Data analysis forms the basis for ongoing marketing activities, product development, and operational improvements.

Digital Capabilities

Over the last two years, we have implemented a radical transformation in our digital business spanning core site experience, offerings, and capabilities. Today, our robust digital capabilities consist of an entirely redesigned website, featuring an enhanced product discovery experience, and easy-to-use navigation of top brands, as well as a proprietary and personalized app that serves as a singular pet management center that helps pet parents track their health, wellness, and merchandise interactions with us.

With repeat delivery, BOPUS, and curbside pick-up capabilities, guests can receive products more quickly and conveniently than online-only competitors or other specialty operators. These capabilities seamlessly link our digital presence with our physical network, which positions us to more effectively serve our customers.

Physical Network

We operate approximately 1,470 pet care centers across the United States and Puerto Rico. Our Petco locations average approximately 14,000 square feet and typically carry 10,000 core SKUs, with nearly all offering grooming and training services, 800 offering Vetco clinics, and 100 offering full-service veterinary hospitals. We operate 59 locations in the United States under our Unleashed brand, our concept which caters to more urban areas, as well as 89 locations in Mexico through our joint venture with Grupo Gigante.

Over the last five years, we have used our new Nexus format for our new and remodeled pet care centers. This new proven format features a modernized in-store experience by showcasing our differentiated service offering, elevated nutrition engagement, and companion animal theater. Currently, our new Nexus format incorporates revenue-driving elements like ship-from-store fulfillment stations, full-service veterinary hospitals, Just Food For Dogs pantries and kitchens, Reddy branded shops, and prescription food assortment. We have also incorporated more in-store technology, including hand-held devices for our partners to assist customers with shopping, content, and recommendations.

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Our new Nexus remodel strategy has demonstrated significant economic benefits. As of the end of Fiscal 2019, the 81 locations with the new Nexus format and the revenue-driving elements (including the full-service veterinary hospital) cited above have, on average, experienced a lift in sales of approximately 600 basis points in the first full year post-remodel. As we continue to expand our Nexus format across our physical network, including veterinary hospitals, we expect to meaningfully increase the productivity and profitability generated by each pet care center, resulting in significant long-term growth for our company.

Marketing and Advertising

Over the last two years, we have completely overhauled our marketing and media strategy. The upgrade has been powered by talent infusions from Jet.com, Target, Bank of America, Pepsico, REI’s membership group, HP, Kraft, and Samsung. The rebirth began with the major announcement of Petco’s commitment to eliminate artificial ingredients. This announcement was Petco’s largest PR/Media event impact in its history, strengthened brand awareness, and put Petco on the road to becoming a marketing-driven company. This was followed by a build-out of marketing behind our services offerings that helped drive our revenue growth from negative mid-single digits to positive growth of 9% in Fiscal 2019. We then built a world-class performance marketing capability that has meaningfully accelerated our e-Commerce business growth and positively impacted pet care center sales.

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Correspondingly, we have seen a dramatic improvement in marketing return on investment. Our return on advertising spend (ROAS) significantly exceeds the median retailer ROAS of $3.00, and even exceeds the ROAS of specialty retailers in the 75th percentile of $6.37 per Nielsen. We’ve been able to achieve these results through capability builds in insights, analytics, advanced digital marketing, analytics and improved CRM and loyalty expertise. As a result, marketing and advertising has become a “flywheel” driver of our recent strong business results.

Our Partners

Our Petco partners are our most significant assets, critical to the delivery of our transformation. Our store partners offer a level of customer engagement and content that is differentiated in retail and based on a true passion for pets. Over the past two years, we streamlined methods for setting executional priorities, provided comprehensive selling training, developed store-level sales marketing capabilities, and recaptured our partners’ hearts through enhanced benefits, employee resource groups, and constant communication through tools like Workplace, an intra-company communication and collaboration platform. We have seen our customer satisfaction scores increase and our efforts have reduced employee attrition by 7% in the first six months of Fiscal 2020.

Distribution Network

We operate five primary and three regional distribution centers located in various parts of the United States. Bulk items are shipped either directly from our main distribution centers or regional distribution centers to our pet care centers across the country. Manufacturers ship product to both the main and regional distribution centers. Over the past three years, we have continued to enhance warehouse and transportation information systems, our facilities, and links with our pet center

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fulfillment infrastructure. We currently fulfill orders from our e-commerce customers through all of our main distribution centers or directly from pet care centers. Our ship-from-store, BOPUS, and curbside programs enhance our distribution network, allowing us to more quickly and cost effectively serve our customers. During Fiscal 2019, approximately 80% of digital orders (including BOPUS and ship-from-store) were fulfilled by pet care centers, which has allowed us to deliver product more quickly and cost-effectively than we otherwise could by using traditional distribution center fulfillment.

Petco Foundation

At the Petco Foundation, a separately incorporated 501(c)(3) nonprofit organization supported both by contributions from us and contributions from our customers and community partners, we believe that every animal deserves to live its best life. Since 1999, the Petco Foundation has invested more than $280 million in lifesaving animal welfare work to make that happen. With our more than 4,000 animal welfare partners, we inspire and empower communities to make a difference by investing in adoption and medical care programs, spay/neuter services, pet cancer research, service and therapy animals, and numerous other lifesaving initiatives. Through the Think Adoption First program, the Petco Foundation partners with Petco stores and animal welfare organizations across the country to increase pet adoptions. To date, we have helped more than 6.3 million pets find their new loving families.

Properties

We have co-headquartered facilities, located in San Diego, California, and San Antonio, Texas. Our San Diego, California location was completed in the summer of Fiscal 2015, comprising a total of 257,000 square feet, and is under a long-term lease. Our San Antonio location consists of a sub-divided leased facility, comprising a total of 73,000 square feet.

We lease all of our distribution center locations and nearly all of our approximately 1,470 pet care centers. The original lease term for pet care centers is generally ten years, with certain leases being shorter or longer, and many of these leases contain renewal options. The vast majority of Pet care center leases, excluding renewal options, expire at various dates over the next ten years. Our pet care centers are generally located at sites co-anchored by strong destination stores. Certain leases require payment of property taxes, utilities, common area maintenance and insurance and, if annual sales at certain locations exceed specified amounts, provide for additional rent expense.

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Legal Proceedings

We are involved in the legal proceedings described in Note 16, Commitments and Contingencies, in our historical consolidated financial statements included elsewhere in this prospectus, and we are subject to other claims and litigation arising in the ordinary course of business. The outcome of any litigation is inherently uncertain, and if decided adversely to us, or if we determine that settlement of particular litigation is appropriate, we may be subject to liability that could have a material adverse effect on our business. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or results of operations.

Our Trademarks and Other Intellectual Property

We believe that our rights in our intellectual property, including trademarks and domain names, as well as contractual provisions and restrictions on access to our proprietary technology, are important to our marketing efforts to develop brand recognition and differentiate our brand from our competitors. We own a number of trademarks that have been registered, or for which registration applications are pending, in the United States and certain foreign jurisdictions. These trademarks include Bond & Co., Good 2 Go, Good Lovin’, Harmony, Imagitarium, Leaps & Bounds, Pals Rewards, Petco, PetCoach, PupBox, Reddy, Ruff & Mews, So Phresh, Vetco, Well & Good, WholeHearted, and You & Me The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

In addition to trademark protection, we own numerous domain names, including www.petco.com. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology, and other confidential information. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our vendor terms and conditions.

We believe that our intellectual property has substantial value and has significantly contributed to our success to date. We continually engage with manufacturers to develop and market better quality pet products under our brand names to better serve our customers at a lower price.

Government Regulation

We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public health, natural resources, and the environment. Our operations, including our private brand manufacturing outsourcing partners, are subject to regulation by OSHA, the FDA, the USDA, the DEA and by various other federal, state, local, and foreign authorities regarding the processing, packaging, storage, distribution, advertising, labeling, and import of our products, including food safety standards. Please read “Risk Factors—Risks Related to Our Business—Our operations are subject to extensive governmental regulation, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation. Our failure to comply with such laws and regulations may result in enforcements, recalls, and other adverse actions that could disrupt our operations and adversely affect our financial results.”

The FDA regulates animal feed, including pet food, under the Federal Food, Drug, and Cosmetic Act, (the “FFDCA”), and its implementing regulations. Although pet foods are not required to obtain

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premarket approval from the FDA, the FFDCA requires that all animal foods are safe for consumption, produced under sanitary conditions, contain no harmful substances, and are truthfully labelled. Most states also require that pet foods distributed in the state be registered or licensed with the appropriate state regulatory agency. In addition, most facilities that manufacture, process, pack, or hold foods, including pet foods, must register with the FDA and renew their registration every two years, and are subject to periodic FDA inspection. This includes most foreign, as well as domestic facilities. Registration must occur before the facility begins its pet food manufacturing, processing, packing, or holding operations.

In addition, any substance that is added to or is expected to become a component of a pet food must be used in accordance with a food additive regulation issued by the FDA, unless the substance is generally recognized as safe, or GRAS, under the conditions of its intended use. A food additive regulation may be obtained through the submission of a food additive petition to the FDA demonstrating that a food additive is safe for its intended use and has utility. Use of a food ingredient that is neither GRAS nor an approved food additive may cause a food to be adulterated, in which case the food may not be legally marketed in the United States.

The labeling of pet foods is regulated by both the FDA and some state regulatory authorities. FDA regulations require proper identification of the product, a net quantity statement, a statement of the name and place of business of the manufacturer or distributor, and proper listing of all the ingredients in order of predominance by weight. Most states also enforce their own labeling regulations, many of which are based on model definitions and guidelines developed by the AAFCO. The AAFCO is a voluntary, non-governmental membership association of local, state, and federal agencies that are charged with regulation of the sale and distribution of animal feed, including pet foods. The degree of oversight of the implementation of these regulations varies by state, but typically includes a state review and approval of each product label as a condition of sale in that state.

FDA also regulates the inclusion of specific claims in pet food labeling. For example, pet food products that are labeled or marketed with claims that may suggest that they are intended to treat or prevent disease in pets would potentially meet the statutory definitions of both a food and a drug. The FDA has issued guidance regarding products that provide nutrients in support of an animal’s daily nutrient needs but which are also labeled as being intended for use to diagnose, cure, mitigate, treat, or prevent disease, thereby meeting the statutory definitions of both a food and a drug. Noting an increase in the number of dog and cat foods labeled as being intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, and noting that animal health may suffer when such products are not subject to pre-market FDA approval and are provided in the absence of a valid veterinarian-client-patient relationship, the FDA identified specific factors it will consider in determining whether to initiate enforcement action against products that satisfy the definitions of both an animal food and an animal drug, but which do not comply with the regulatory requirements applicable to animal drugs.

Under Section 423 of the FFDCA, the FDA may require the recall of an animal feed product if there is a reasonable probability that the product is adulterated or misbranded and the use of or exposure to the product will cause serious adverse health consequences or death. In addition, pet food manufacturers may voluntarily recall or withdraw their products from the market.

In addition, our business and our vendors’ businesses are subject to foreign and domestic laws and regulations applicable to companies conducting business on the internet and the collection and use of personal information generally. Jurisdictions vary as to how, or whether, existing laws governing, areas such as data privacy and security, consumer protection or sales and other taxes, among other areas, apply to the internet and e-commerce, and these laws are continually evolving. Related laws may govern the manner in which we collect, use, store, or transfer sensitive information,

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or impose obligations on us in the event of a security breach or an inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulations, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. Please read “Risk Factors—Risks Related to Our Business—Our marketing programs, e-commerce initiatives and use of consumer information are governed by an evolving set of laws and enforcement trends, and unfavorable changes in privacy laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.” The continued growth of and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Certain states have laws, rules, and regulations that require that veterinary medical practices be either wholly owned or majority owned by licensed veterinarians and that corporations that are not wholly owned or majority owned by licensed veterinarians refrain from providing, or holding themselves out as providers of, veterinary medical care, or directly employing or otherwise exercising control over veterinarians providing such care. In these states and jurisdictions, we provide management and other administrative services to veterinary practices rather than owning such practices or directly employing the veterinarians providing medical care. Although we believe that we have structured our operations to comply with our understanding of the veterinary medicine laws of each state and jurisdiction in which we operate, interpretive legal precedent and regulatory guidance varies by jurisdiction and is often sparse and not fully developed.

In addition, all of the states in which we operate impose various registration permit and/or licensing requirements. To fulfill these requirements, we have registered each of our facilities with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our animal wellness centers are required to maintain valid state licenses to practice. We are also required to obtain state pharmacy licenses and controlled substance registrations so that our pharmacists may dispense prescription pet medications. Additionally, our pet insurance plans must be registered with certain state departments of insurance and comply with their requirements. We cannot assure you that we will not be subject to reprimands, sanctions, probations, or fines, or that one or more of our licenses or registrations will not be suspended or revoked.

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MANAGEMENT

Directors and Executive Officers of Petco

The following table sets forth certain information as of October 2, 2020, regarding individuals who are expected to serve as our executive officers and/or directors following the completion of this offering.

Name	Age	Position with Petco
Ronald Coughlin, Jr.	54	Chief Executive Officer and Director
Michael Nuzzo	50	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Michelle Bonfilio	50	Chief Human Resources Officer
Ilene Eskenazi	48	Chief Legal Officer and Corporate Secretary
Tariq Hassan	51	Chief Marketing Officer
Nicholas Konat	43	Chief Merchandising Officer
Darren MacDonald	42	Chief Digital & Innovation Officer
Justin Tichy	48	Chief Stores Officer
John Zavada	57	Chief Information & Administrative Officer
Maximilian Biagosch	48	Director
Cameron Breitner	46	Director
Gary Briggs	57	Director
Nishad Chande	45	Director
Christy Lake	46	Director
Jennifer Pereira	38	Director
Christopher J. Stadler	56	Director

Executive Officers

Ronald Coughlin, Jr. has served as our Chief Executive Officer and director since June 2018. In addition to the Chief Executive Officer role, he is expected to serve as Chairman of our board of directors following the completion of this offering. Prior to joining us, Mr. Coughlin served from 2014 to 2018 as President of HP Inc.’s Personal Systems segment, a $33 billion global business that offers consumer and commercial products and services. Previously, he served as Senior Vice President of Consumer PCs, Senior Vice President of LaserJet Hardware and Commercial Document Services and Solutions, and Senior Vice President of Sales, Strategy, and Marketing at HP Inc. (previously known as Hewlett-Packard Company). Prior to joining HP Inc. in 2007, Ron spent 13 years at PepsiCo in a range of senior executive roles, including Chief Marketing Officer of PepsiCo International Beverages. Mr. Coughlin earned a bachelor’s degree in international marketing from Lehigh University and a master’s degree in business administration from the Kellogg School of Management at Northwestern University.

Michael Nuzzo has served as our Executive Vice President, Chief Financial Officer since May 2015. He also became our Chief Operating Officer and President of our services businesses in July 2019. Prior to joining us, Mr. Nuzzo served from July 2014 to April 2015 as Chief Administrative Officer at 4moms, a technology and robotics startup company. Prior to joining 4moms, Mr. Nuzzo served as the Executive Vice President and Chief Financial Officer for GNC Holdings, Inc., a multinational health and nutrition retailer, from 2008 to 2014, playing a lead role in the company’s initial public offering in 2011. From 1999 to September 2008, Mr. Nuzzo served in various senior level finance, retail operations, and strategic planning roles with Abercrombie & Fitch, a specialty retailer of casual clothing for men, women, and children, including Senior Vice President of Corporate Finance from June 2008 to

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September 2008 and Vice President of Corporate Finance from January 2006 to May 2008. Prior to his work in the retail sector, Mr. Nuzzo was a senior consultant in the healthcare industry with William M. Mercer and Medimetrix Group. Mr. Nuzzo holds a bachelor’s degree in economics from Kenyon College and a master’s degree in finance and accounting from the University of Chicago.

Michelle Bonfilio has served as our Chief Human Resources Officer since October 2018. Prior to joining us, Ms. Bonfilio served from April 2017 to October 2018 as Chief Human Resources Officer for The Wine Group, LLC, the second-largest global producer of wine in the United States. Previously, she served as Vice President, Human Resources at Delta Dental of California from January 2016 to April 2017 and as Vice President, Human Resources at Big Heart Pet Brands from August 2014 to August 2015. She also held various HR leadership positions at Gap, Inc. from January 2005 to July 2014. Ms. Bonfilio holds a bachelor’s degree in psychology from the University of California, Davis.

Ilene Eskenazi has served as our Chief Legal Officer and Corporate Secretary since September 2020. Prior to joining us, from 2016 to 2020, Ms. Eskenazi served as Global General Counsel and Chief Human Resources Officer at Boardriders, Inc. (formerly Quiksilver, Inc.), a leading action sports and lifestyle company. Previously, she served from 2013 to 2016 as Chief Legal Officer and Senior Vice President of Talent Operations and Performance at True Religion Apparel, Inc., an apparel and retail company. True Religion subsequently filed for Chapter 11 bankruptcy in July 2017, which it exited four months later. Before that, Ms. Eskenazi served as the General Counsel for Red Bull North America, Inc. between 2008 and 2013 and as the Deputy General Counsel at The Wonderful Company between 2002 and 2008. Ms. Eskenazi started her legal career at Skadden, Arps, Slate, Meagher and Flom LLP. Ms. Eskenazi holds a bachelor’s degree in philosophy from the University of Michigan and a J.D. from the University of California, Los Angeles School of Law.

Tariq Hassan has served as our Chief Marketing Officer since July 2018. Prior to joining us, Mr. Hassan served from 2015 to 2017 as head of brand for Bank of America, a multinational investment bank and financial services holding company. Prior to that, he held global leadership roles with Hewlett-Packard Company (now HP Inc.), a leading global provider of personal computing and other access devices, imaging, and printing products, and related technologies, solutions and services, between 2008 and 2012, and global executive management roles with Omnicom Group, Inc., a global marketing, media, and corporate communications holding company, between 2001 and 2008 and then again between 2012 and 2014. Mr. Hassan holds an honors bachelor’s degree in international political science and philosophy from the University of Western Ontario, and a master’s degree in integrated marketing communications from Northwestern University.

Nicholas Konat has served as our Chief Merchandising Officer since September 2018. He joined Petco in 2015 as Vice President of Owned Brands, leading product innovation and design before being promoted to Senior Vice President of Owned Brands and Merchandising. Prior to joining us, Mr. Konat served as Director of Food and Merchandising Planning at Target Corporation, capping a 9+ year career there where he held a range of merchandising, planning and leadership roles across the food and fashion categories. Mr. Konat also spent six years with Accenture plc, a multinational professional services company. Mr. Konat holds an honors bachelor’s degree in political science and government from St. John’s University.

Darren MacDonald has served as our Chief Digital & Innovation Officer since June 2019. Prior to joining us, Mr. MacDonald served from February 2016 to January 2017 as Senior Vice President of Jet.com, a then e-commerce company, and from January 2017 to June 2019 as Group General Manager and Global Officer for U.S. at Walmart Inc., a multinational retail corporation. Prior to that, between April 2014 and February 2016, he was the Founder and CEO of Ingress Capital. Previously, he was the CEO of The Pronto Network, an IAC company, and also held a number of roles at Avery Dennison Corporation. Mr. MacDonald holds a bachelor’s degree from the University of California,

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Berkeley and a master’s degree in business administration from the University of California, Los Angeles.

Justin Tichy has served as our Chief Stores Officer since October 2018. Prior to joining us, Mr. Tichy served from May 2015 to October 2018 as President of Sales at Confie, one of the largest privately held insurance brokers in the nation. Previously, he held key leadership positions at Best Buy Co., Inc., Target Corp., and Walmart Inc. Mr. Tichy holds a bachelor’s degree in business management from Pennsylvania State University and a master’s degree in organizational management from the University of Phoenix.

John Zavada has served as our Chief Information & Administrative Officer since September 2016. Prior to joining us, Mr. Zavada served from 2013 to 2016 as Senior Vice President and Chief Information Officer at Restoration Hardware, a luxury home-furnishings company. Previously, he filled Chief Information Officer roles at Guitar Center, Big Lots, Inc., Gottschalks Department Stores, and Victoria’s Secret Stores. Mr. Zavada holds a bachelor’s degree in business information systems from California State Polytechnic University.

Directors

Maximilian Biagosch has been a member of our board of directors since 2018. Mr. Biagosch is a Managing Director at CPP, one of our Sponsors, which he joined in 2015. Between 2007 and 2015, Mr. Biagosch worked at Permira Advisers LLP, an international investment firm, where he was the head of Permira’s Capital Markets Group. Prior to Permira Advisers LLP, Mr. Biagosch worked in investment banking at Deutsche Bank and at BNP Paribas. Mr. Biagosch received a Master of Laws (LLM) from Ludwig-Maximilians-Universität Munich. His experience across multiple industries and with portfolio company operational performance improvement qualifies him to serve on our board of directors.

Cameron Breitner has been a member of our board of directors since 2016. He is a Managing Partner at CVC, the private equity and investment advisory firm that advises and manages CVC Funds, one of our Sponsors, which he joined in 2007. Prior to joining CVC, Mr. Breitner was a Managing Director at Centre Partners, a private equity firm, where he worked from 1998 to 2007. Prior to Centre Partners, he worked in mergers and acquisitions at Bowles Hollowell Conner & Co. Mr. Breitner has previously served on the board of directors of BJ’s Wholesale Club Holdings, Inc. Mr. Breitner received a bachelor’s degree in psychology from Duke University. His experience across multiple industries qualifies him to serve on our board of directors.

Gary Briggs has been a member of our board of directors since 2018. Since 2019, he has served as the Chairman at Hawkfish, a data and technology firm. He also serves on the board of directors of Etsy and Afterpay. Previously, between 2013 and 2018, Mr. Briggs served as the Chief Marketing Officer of Facebook, Inc., a social media conglomerate corporation. Prior to joining Facebook, he served in various leadership roles at Google LLC, a technology company. Before then, he held a number of marketing and general management leadership roles at eBay Inc., PayPal, Inc., PepsiCo, Inc., and IBM Corp. Earlier in his career, he was a management consultant with McKinsey and Company. He holds a bachelor’s degree from Brown University and a master’s degree from the Kellogg School of Management at Northwestern University. His extensive experience in marketing and brand management qualifies him to serve on our board of directors.

Nishad Chande has been a member of our board of directors since 2016. He is a Senior Managing Director, U.S. Head of Consumer and Co-Head of Business Services at CVC, the private equity and investment advisory firm that advises and manages CVC Funds, one of our Sponsors, which he joined in 2016. Prior to joining CVC, he worked at Centre Partners, a private equity firm, from

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2005 to 2016, Bain & Company from 2003 to 2005, Raymond James Capital from 1999 to 2001, and Schroders from 1997 to 1999. Mr. Chande previously served on the board of directors of BJ’s Wholesale Club Holdings, Inc. Mr. Chande holds a bachelor’s degree in economics and mathematics from Dartmouth College and a master’s in business administration degree from the Wharton School at the University of Pennsylvania. His experience across multiple industries qualifies him to serve on our board of directors.

Christy Lake has served as a member of our board of directors since 2018. Since April 2020 she has served as the Chief People Officer at Twilio, a cloud communications platform. Previously, between 2018 and 2020, Ms. Lake served as a Senior Vice President and Chief People Officer at Box, Inc., an internet company. Prior to Box, Ms. Lake worked at Medallia, serving as VP of People and Culture from 2016 to 2018 and VP of HRBP & HR Operations in 2016. Ms. Lake also served as Global Head of HR for HP’s Personal Systems division from 2015 to 2016 and has held additional HR positions at HP and The Home Depot, among other companies. Ms. Lake holds a bachelor’s degree in political science from the University of Connecticut. Her experience in leadership across various industries qualifies her to serve on our board of directors.

Jennifer Pereira has been a member of our board of directors since 2016. She is a Senior Principal at CPP, one of our Sponsors, which she joined in 2011 and where she currently leads consumer and retail private equity efforts in North America. Prior to joining CPP, Ms. Pereira worked at the Boston Consulting Group from 2006 to 2009. Ms. Pereira also serves as a director on the board of directors of Ultimate Kronos Group and as an observer on the board of directors of Merlin Entertainments Ltd. She holds a bachelor’s degree in engineering from the University of Toronto and a master’s degree in business administration from the Wharton School at the University of Pennsylvania. Her experience in private equity investing and the consumer and retail industries qualifies her to serve on our board of directors.

Christopher J. Stadler has been a member of our board of directors since 2016. He is a Managing Partner at CVC, the private equity and investment advisory firm that advises and manages CVC Funds, one of our Sponsors, which he joined in 2007. Mr. Stadler is on the board of the CVC Capital Partners advisory business and is the Co-Chairman of the Europe/North America Private Equity Board. Prior to joining CVC, he worked for Investcorp as Head of Private Equity, North America after joining as Managing Director in 1996. Mr. Stadler previously served on the board of directors of BJ’s Wholesale Club Holdings, Inc. He holds a bachelor’s degree in economics from Drew University and a master’s degree in business administration from Columbia University. His experience across multiple industries qualifies him to serve on our board of directors.

Status as a Controlled Company

Because our Sponsors will control             shares of Class A common stock,              shares of Class B-1 common stock and              shares of Class B-2 common stock, representing approximately    % of the voting power of our company following the completion of this offering, we expect to be a controlled company as of the completion of this offering under the Sarbanes-Oxley Act and rules of the applicable stock exchange. A controlled company is not required to have a majority of independent directors or form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules that require us to have an audit committee composed entirely of independent directors, subject to the “phase-in” rules applicable to newly public companies. Under the “phase in” rules, we must have at least three independent directors on our audit committee within one year of the effectiveness of the registration statement of which this prospectus forms a part. We expect to have              independent directors upon the completion of this offering.

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If at any time we cease to be a controlled company, we will take all action necessary to comply with SEC rules and regulations and rules of            , including by appointing a majority of independent directors to our board of directors and ensuring that we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to the permitted “phase-in” periods.

Board of Directors and Committees

Composition of Our Board of Directors After This Offering

Our business and affairs are managed under the direction of our board of directors. We expect our board of directors to consist of                  members upon the completion of this offering. We are in the process of identifying additional individuals who will serve on our board of directors upon the completion of this offering.

Our certificate of incorporation and bylaws, which will be in effect upon the completion of this offering, will provide for our board of directors to be classified into three classes of directors, serving staggered three-year terms of office, subject to a              sunset. Our board of directors will have the exclusive power to fix the number of directors in each class. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Directors designated as Class I directors will have initial terms expiring at the first annual meeting of stockholders following the completion of this offering. Directors designated as Class II directors will have initial terms expiring at the second annual meeting of stockholders following the completion of this offering. Directors designated as Class III directors will have initial terms expiring at the third annual meeting of stockholders following the completion of this offering. Beginning with the              annual meeting of stockholders following the completion of this offering, all of our directors will be subject to annual election.

In connection with this offering, we expect to enter into a stockholders’ agreement with an entity controlled by our Sponsors, which will provide our Sponsors with the right to designate a certain number of nominees to our board of directors and with certain observer rights so long as they and their affiliates collectively beneficially own a specified percentage of our outstanding Class A common stock. Please read “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” for more information.

Director Independence

Our board of directors has determined that each of                 ,                  and                 is independent within the meaning of                  listing standards currently in effect. In making this

determination, our board of directors considered the relationships that each of                  and                  has with our company and all other facts and circumstances that our board of directors deemed relevant in determining the director’s independence.

Committees of Our Board of Directors

In connection with this offering, our board of directors will establish an Audit Committee, as well as a Compensation Committee and a Nominating and Corporate Governance Committee. These committees are described below.

Audit Committee

In connection with this offering, we will form the Audit Committee as required by                  listing rules consisting of                 ,                  and                 . We will rely on the phase-in rules of the SEC and      with respect to the independence of our Audit Committee. These rules permit us to have an Audit

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Committee that has one member that is independent at the outset, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part, and all members that are independent within one year of the effectiveness of the registration statement of which this prospectus forms a part.                  will qualify as the “independent” director for purposes of the SEC and                  independence rules that are applicable to audit committee members.                  will serve as the chair of the Audit Committee.                  is expected to qualify as an “audit committee financial expert” as defined by the SEC. The Audit Committee will be governed by a charter that complies with the rules of                 . Our Audit Committee, among other things, will have responsibility for:

•

assisting our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence, and our accounting and financial reporting processes of and the audits of our financial statements;

•	preparing the report required by the SEC for inclusion in our annual proxy or information statement;

•	approving audit and non-audit services to be performed by the independent accountants; and

•	performing such other functions as our board of directors may from time to time assign to the audit committee.

Compensation Committee

Upon the completion of this offering, the Compensation Committee will consist of                  and                 .                  will serve as the chair of the Compensation Committee. As a controlled company, we will rely upon the exemption from the                  requirement that we have a compensation committee composed entirely of independent directors. The Compensation Committee will be governed by a charter that complies with the rules of the                 . Our Compensation Committee, among other things, will have responsibility for:

•	reviewing and approving the compensation and benefits of our Chief Executive Officer and other executive officers;

•	recommending the amount and form of non-employee director compensation;

•	appointing and overseeing any compensation consultant; and

•	performing such other functions as our board of directors may from time to time assign to the compensation committee

Nominating and Corporate Governance Committee

Upon the completion of this offering, the Nominating and Corporate Governance Committee will consist of                  and                 .                  will serve as the chair of the Nominating and Corporate Governance Committee. As a controlled company, we will rely upon the exemption from the                  requirement that we have a nominating and corporate governance committee composed entirely of independent directors. The Nominating and Corporate Governance Committee will be governed by a charter that complies with the rules of                 . Our Nominating and Corporate Governance Committee, among other things, will have responsibility for:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles.

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Compensation Committee Interlocks and Insider Participation

During Fiscal 2019 and currently, the Compensation Committee, which was formed in September 2018, consists of Max Biagosch (Chair), Cameron Breitner, and Christy Lake. None of our executive officers currently serves, or in the past fiscal year has served, as a member of our board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee. None of the members of the Compensation Committee is, nor has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics in connection with this offering relating to the conduct of our business by all of our employees, officers and directors. Our code of business conduct and ethics will satisfy the requirement that we have a “code of conduct” under the applicable listing and SEC rules. It will be posted on our website at www.petco.com. To the extent required under the listing rules and SEC rules, we intend to disclose future amendments to certain provisions of this code of business conduct and ethics, or waivers of such provisions, applicable to any of our executive officers or directors, on our website identified above.

Corporate Governance Guidelines

In connection the completion with this offering, we will adopt corporate governance guidelines, which will serve as a flexible framework within which our board of directors and its committees will operate. These guidelines will cover a number of areas, including the role of our board of directors, board composition and leadership structure, director independence, director selection, qualification and election, director compensation, executive sessions, CEO evaluation, succession planning, annual board assessments, board committees, director orientation and continuing education, board communication with stockholders and others. A copy of our corporate governance guidelines will be posted on our website at                 .

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation philosophy, objectives, and design and each element of our executive compensation program with regard to the compensation awarded, to, earned by, or paid to our named executive officers (our “NEOs”), during Fiscal 2019, as well as certain changes we have made to our executive compensation program since the end of Fiscal 2019. Our NEOs are or were employed by our subsidiary, Petco Animals Supplies Stores, Inc.

For Fiscal 2019, our NEOs were:

Name	Title
Ronald Coughlin, Jr.	Chief Executive Officer
Michael Nuzzo	Executive Vice President, Chief Financial Officer and Chief Operating Officer(1)
Darren MacDonald	Chief Digital & Innovation Officer(2)
Justin Tichy	Chief Stores Officer
Michelle Bonfilio	Chief Human Resources Officer
Laura Wilkin	Former Executive Vice President and Chief Supply Chain Officer(3)

(1)	Mr. Nuzzo is, and throughout Fiscal 2019 was, our acting principal financial officer.
(2)	Mr. MacDonald was appointed as Chief Digital and Innovation Officer on June 10, 2019.
(3)	Ms. Wilkin’s employment with us ended on August 30, 2019.

Principal Objectives of Our Compensation Program for Named Executive Officers

Our executive team is critical to our success and to building value for our stockholders. The principal objectives of our executive compensation program are to:

•	attract and retain highly talented executives to serve in leadership positions and advance our long-term growth strategy;

•	motivate such executives to succeed by providing compensation that is based on both short- and long-term Petco performance;

•	reward our executives appropriately over time for performance that increases stockholder value; and

•	align the interests of our officers with those of our stockholders by delivering a substantial portion of the officers’ compensation through incentives that drive long-term enterprise value.

Our executive compensation program is designed to reinforce a sense of ownership in Petco, urgency with respect to our business growth and overall entrepreneurial spirit. The program links rewards to overall Petco performance.

Process for Setting Executive Compensation

Role of our Board of Directors and Management in Compensation Decisions

As described below, the primary elements of our executive compensation program are annual base salary, annual short-term cash incentives, long-term equity incentives, and retirement and termination benefits. Together, these items are intended to be complementary and serve the goals described above.

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Historically and during Fiscal 2019 prior to the formation of our Compensation Committee as described below, our executive compensation program was developed and overseen by our board of directors. In making decisions regarding the allocation of compensation between short-term and long-term compensation, between cash and non-cash compensation, or among different forms of cash and non-cash compensation, our board of directors took into account the views and recommendations of management, in particular our Chief Executive Officer, or our CEO (except with respect to his own compensation). Our CEO made recommendations about annual base salary increases, annual short-term incentive targets and long-term equity grants for our NEOs using market data and internal equity alignment while working within the parameters of our annual budget for base salary increases and the size of the equity pool.

In September 2018, our board of directors formed a Compensation Committee to oversee our executive compensation program going forward. The purpose of the Compensation Committee is to evaluate the compensation of the executive officers of Petco and assure that they are compensated effectively in a manner consistent with the stated compensation strategy of Petco, internal equity considerations, competitive practice, and the requirements of any appropriate regulatory bodies. In March 2020, the Compensation Committee began to schedule and administer stand-alone meetings in order to build more robust compensation-related governance practices.

Use of Compensation Consultants

In preparation for this offering, the Compensation Committee engaged Exequity as its independent compensation consultant in October 2019 to begin planning for stand-alone Compensation Committee meetings and to provide compensation consulting services going forward. It is expected that Exequity will provide services including a review and analysis of our executive compensation levels and practices, remuneration of members of our board of directors, executive officer and non-employee director ownership guidelines, peer group compensation, and long-term incentive plan design and grant practices.

Internal Pay Equity and Other Factors

In setting base salary, annual short-term cash incentives and long-term equity incentives, our board of directors, in collaboration with the CEO, has considered factors such as internal pay equity, the experience and length of service of the executive, relative responsibilities among members of our executive team, individual contributions by the executive, and business conditions. In addition, our board of directors has also relied on the experience of its Sponsor-affiliated members who consider the compensation of our executive team in light of the compensation structure of other portfolio companies or private equity-backed companies in general, which typically favors higher long-term incentive compensation due to the nature of such businesses and their ownership.

For elements of compensation other than total direct compensation, such as severance and change in control benefits, our board of directors has relied on its own business experience and familiarity with market conditions in determining the appropriate level of protections for our NEOs.

Elements of Compensation

The main components of our executive compensation during Fiscal 2019 included base salary, an annual cash incentive, long-term equity incentive awards, and other benefits and perquisites.

Base Salary

We pay our NEOs a base salary to provide them with a fixed, base level of compensation commensurate with the executive’s skill, competencies, experience, contributions, and performance,

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as well as general review of market compensation. Base salaries are generally reviewed annually, and our board of directors makes adjustments to reflect individual and Petco performance as well as any survey and peer group data provided at such time. Our CEO and Chief Human Resources Officer make recommendations to our board of directors regarding base salary adjustments for our NEOs (except with respect to their own salaries). These recommendations are generally based upon the executive’s individual contributions to Petco for the prior fiscal year, leadership and contribution to Petco performance, internal pay considerations, market conditions and survey data, and our overall budget for base salary increases for Petco employees generally. Our board of directors takes all of these factors into account when making its decisions on base salaries but does not assign any specific weight to any one factor. In addition to the annual base salary review, our board of directors may also adjust base salaries at other times during the year in connection with promotions, increased responsibilities, or to maintain competitiveness in the market.

There were no base salary increases awarded to NEOs in Fiscal 2019. The chart below provides the base salary for each of our NEOs as of the end of Fiscal 2019.

Name	Base Salary as of 02/01/2020
Ronald Coughlin, Jr.	$850,000
Michael Nuzzo	$650,000
Darren MacDonald	$550,000
Justin Tichy	$480,000
Michelle Bonfilio	$456,000
Laura Wilkin(1)	$515,000

(1)	For Ms. Wilkin, this amount reflects her base salary in effect immediately prior to her separation.

Fiscal Year 2020 Base Salary Actions

In March 2020 the Compensation Committee reviewed total direct compensation for each named executive officer and awarded Ms. Bonfilio a base salary increase to $490,000 in light of market data and Ms. Bonfilio’s position.

In connection with the COVID-19 pandemic and the resulting economic downturn, our executive leaders, including our NEOs, proactively agreed to temporarily receive reduced base salaries in light of the economic uncertainties caused by the pandemic. Effective April 19, 2020 through May 30, 2020, Mr. Coughlin agreed to receive no base salary, while all other NEOs agreed to 25% reductions in base salary. Effective May 31, 2020, base salaries for all NEOs returned to pre-pandemic levels.

In September 2020, the Compensation Committee awarded each NEO, except Ms. Bonfilio who received an increase earlier in the year, a 2.25% base salary increase in accordance with our annual merit cycle. These small base salary increases were consistent with Petco-wide increases provided to all salaried employees based upon Petco’s strong performance through unprecedented times, which was accomplished as one team.

The chart below provides the base salary for each of our NEOs, excluding Ms. Wilkin, following the adjustments described herein.

Name	Base Salary as of 09/30/2020
Ronald Coughlin, Jr.	$869,125
Michael Nuzzo	$664,625
Darren MacDonald	$562,375
Justin Tichy	$490,800
Michelle Bonfilio	$490,000

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Annual Cash Incentive Program

A hallmark of the transformation of our business has been the belief that annual cash incentives should be based upon actual performance measured against specified key business and financial metrics. These metrics span both company and individual performance.

Each of our NEOs participates in our Corporate Annual Performance Incentive Plan (the “Bonus Plan”) and is eligible for a target annual cash bonus that is equal to a percentage of his or her annual base salary. For Fiscal 2019, the target annual bonus for each of our NEOs was as follows:

Name	Target Annual Cash Incentive (% of Base Salary)
Ronald Coughlin, Jr.	125%
Michael Nuzzo	80%
Darren MacDonald	80%
Justin Tichy	60%
Michelle Bonfilio	60%
Laura Wilkin(1)	80%

(1)	For Ms. Wilkin, this amount reflects her target bonus in effect prior to her separation.

At the beginning of each fiscal year, our board of directors establishes each NEO’s target annual cash incentive amount as well as the performance metrics under the Bonus Plan. Annual cash incentives for our NEOs are based on the achievement of Petco and personal performance goals. For Fiscal 2019, the Bonus Plan considered a balanced mix of financial measures (50%) and personal performance (50%) to assign its payout to each NEO. For each performance metric, our board of directors set threshold, target, and maximum goals that it believed to be reasonable, and that reflected current business conditions and our business plan and budget for the fiscal year. Our board of directors reserved the right to make adjustments to such goals based on non-recurring events during the fiscal year that were not otherwise in the purview of our board of directors when setting such goals. It is our board of directors’ view that threshold levels of performance should have a higher probability of achievement and maximum levels should have lower probability of achievement, and that payouts associated with each should serve as significant incentive to employees. Achievement of a particular performance metric at the threshold level results in a 25% payout for that portion of the bonus; achievement of a particular performance metric at the target level results in a 100% payout for that portion of the bonus; and achievement of a particular performance metric at the maximum level results in (i) for Adjusted EBITDA and sales, a 200% payout for that portion of the bonus and (ii) for levered free cash flow, a 145% payout for that portion of the bonus. If actual performance is greater than the target performance goal but is less than the maximum performance goal, or if actual performance is greater than the threshold performance goal but is less than the target performance goal, the amount that is earned is interpolated between the two applicable points on a straight-line basis. However, no payment will be paid under the Bonus Plan if Adjusted EBITDA performance is less than 95% of the target goal.

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For Fiscal 2019, our board of directors approved a Bonus Plan that was intended to establish a strong link between pay and performance by balancing overall Petco financial performance (“Company Performance”) with the individual contributions of each NEO. For each of the CEO’s direct reports, personal performance is recommended by the CEO and approved by the Compensation Committee generally based on achievement of strategic objectives and support for our leadership and diversity and inclusion initiatives. For the CEO, personal performance is recommended and approved by the Compensation Committee.

Metric	Weighting
Company Performance: Adjusted EBITDA	35.0%
Company Performance: Sales	7.5%
Company Performance: Levered Free Cash Flow	7.5%
Personal Performance	50.0%

The Compensation Committee established a payout level of 105% for Fiscal 2019 for the Company Performance measures in recognition of Adjusted EBITDA performance that was above target and due to the strong momentum achieved by the CEO and his leadership team. Following the end of Fiscal 2019, the Committee reviewed and considered the individual contributions of each NEO and determined the actual amount earned by each of our NEOs under the Bonus Plan for Fiscal 2019. The Committee felt that strong financial performance for Petco in Fiscal 2019, combined with the strategic momentum delivered by the NEOs, supported above-target payout amounts for the Personal Performance metric within the plan. The table below sets forth the annual cash incentive award paid to each NEO for Fiscal 2019 under the Bonus Plan:

Name	Annual Cash Incentive Award for 2019
Ronald Coughlin, Jr.	$1,158,125
Michael Nuzzo	$646,000
Darren MacDonald(1)	$512,000
Justin Tichy(1)	$402,400
Michelle Bonfilio	$387,280
Laura Wilkin(2)	—

(1)	Per the terms of their employment agreements, Messrs. MacDonald and Tichy were eligible to receive guaranteed payouts of at least $440,000 and $288,000, respectively, for Fiscal 2019.
(2)	As a result of her separation from employment, Ms. Wilkin did not receive a payout under the Bonus Plan for Fiscal 2019.

Fiscal Year 2020 Annual Incentive Plan Actions

In connection with the COVID-19 pandemic and the extraordinary circumstances resulting from the economic downturn, the Compensation Committee has not approved an annual incentive plan for the 2020 fiscal year. The Compensation Committee plans to review operating performance, with a focus on our Adjusted EBITDA, and to use its discretion to determine annual incentive payouts for NEOs at the end of the 2020 fiscal year.

Long-Term Equity Incentive Compensation

Prior to this offering, our equity incentive program consisted of grants of Common Series C Units in Scooby LP, our indirect parent (the “C Units”). C Units are intended to qualify as “profits interests” for U.S. income tax purposes. The C Units are designed to align the NEOs’ interests with the interests of our equity holders and represent interests in the future profits (once a certain level of proceeds has

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been generated) in Scooby LP. C Units generally vest in equal annual installments over five years following the date of grant. C Units are also subject to accelerated vesting in connection with a change in control, as described under “—Potential Payments Upon Termination or Change in Control—C Units” below. It is expected that the C Units will remain outstanding following this offering.

C Units are granted with a “Distribution Threshold,” which acts similar to a strike price for a stock option such that the holder will only realize value in excess of such amount. The Distribution Threshold has traditionally been reviewed and set on a periodic basis in conjunction with a Petco valuation. All C Unit grants in Fiscal 2019 were granted with a Distribution Threshold of $0.50 per unit pursuant to an outside valuation.

C Unit grants have been granted to new executives upon hire, or a short time thereafter, and grant amounts have been determined by internal equity alignment and external factors, including but not limited to sign-on awards and make-whole awards for employees forfeiting compensation opportunities from their prior employers. C Units are also granted from time-to-time thereafter for purposes related to recognition, promotion, retention, or other factors. In recognition of their performance, during Fiscal 2019, each of our NEOs other than Mr. Nuzzo received a grant of C Units as set described under “—2019 Grants of Plan-Based Awards Table” below.

Select management also have had an opportunity to purchase or receive Common Series B Units in Scooby LP (the “B Units”). These B Units are intended to represent full-value ownership interests equivalent to those held by our Sponsors (other than with respect to voting rights, which B Units do not possess) and have historically been purchased by holders for their then-fair market value. B Units are designed to align the NEOs’ interests with the interests of our equity holders and represent interests in the future profits of Scooby LP. During Fiscal 2019, Darren MacDonald, in accordance with his employment agreement, received 1,400,000 fully vested B Units in order to compensate him for the loss of unvested compensation from his prior employer.

Fiscal Year 2020 Long-Term Equity Incentive Compensation Actions

As noted above, in recognition of unique contributions, an NEO may be awarded additional C Units. During the 2020 fiscal year, the following NEOs earned additional C Unit awards:

Name	C Units Granted (#)
Ronald Coughlin, Jr.	15,000,000
Michael Nuzzo	3,000,000
Darren MacDonald	—
Justin Tichy	1,000,000
Michelle Bonfilio	1,000,000
Laura Wilkin	—

Mr. Coughlin’s and Mr. Nuzzo’s awards were granted in recognition for their roles and extra efforts related to this offering and as a way to align their interests with our stockholders’ interests. Their grants were offered at a Distribution Threshold higher than other NEOs and significantly in excess of the then-fair market value of Scooby LP as determined pursuant to an outside valuation firm. Grants for Mr. Tichy and Ms. Bonfilio were awarded as recognition of strong performance, retention, and internal equity alignment purposes.

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Other Benefits and Perquisites

Health and Welfare Benefits

Our NEOs are eligible to participate in the health and welfare plans on the same terms offered to all of our salaried employees, with the exception of life insurance and disability coverage—which is provided at enhanced levels for all employees who serve as Vice Presidents or above.

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan in which our NEOs participate. All of our NEOs are eligible to participate in our 401(k) plan (a tax-qualified defined contribution plan), which is a broad-based retirement plan in which generally all of our employees can participate. Under the 401(k) plan, we make discretionary matching contributions which, for our NEOs, is 100% of the first 1% of an employee’s contributions and 50% on the next 2% of base salary deferred, subject to certain limits under the Code (as defined herein), and employees vest ratably in matching contributions over a period of three years of service.

All of our NEOs are also eligible to participate in our nonqualified deferred compensation plan (a non-tax-qualified retirement plan), which provides eligible employees with an opportunity to defer a portion of their annual base salary and bonus. Under the nonqualified deferred compensation plan, we make a discretionary matching contribution of 50% of an eligible employee’s contributions on the first 1.5% of base salary deferred (or 3% if the eligible employee is not eligible to participate in our 401(k) plan), and a matching contribution of 50% of an eligible employee’s contributions on the first 3% of annual bonus deferred. The nonqualified deferred compensation plan is described further under “—Nonqualified Deferred Compensation” below.

We believe that our retirement programs serve as an important tool to attract and retain our NEOs and other key employees. We also believe that offering the ability to create stable retirement benefits encourages our NEOs and other key employees to make a long-term commitment to us.

Severance Benefits under Employment Agreements

We have entered into employment agreements with each of our NEOs, which are described in more detail under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-based Awards Table” and “—Potential Payments Upon Termination or Change in Control—Employment Agreements” below. The employment agreements provide our NEOs with severance protection, which is designed to be fair and competitive in order to aid in attracting and retaining experience executives.

Perquisites

During Fiscal 2019 we provided our NEOs with limited, low cost perquisites, including financial counseling services and wellness exams. We provide these limited perquisites to ensure our compensation program, as a whole, remains competitive with companies for which we compete for talent. During Fiscal 2019, Mr. Coughlin also incurred expenses related to his family members accompanying him on business travel on a leased aircraft paid for by Petco. Mr. Coughlin was assessed imputed income related to the trip based on the length of the trip at the standard industry fare level and the terminal charge.

In connection with their hiring, Mr. MacDonald, Ms. Bonfilio, and Ms. Wilkin each received relocation assistance pursuant to our relocation package provided to all director-level and above employees who must relocate in connection with their hiring. The relocation package generally covers the following: (i) travel associated with finding a home, temporary living, or a final move, (ii) interim living expenses through corporate housing (which for Ms. Wilkin, was substituted with a single payment of $25,000 in lieu of directly provided corporate housing), (iii) expenses associated with the sale and/or purchase of a home, (iv) shipment and/or storage of household goods, (v) associated miscellaneous

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expenses up to a specified cap (generally $3,000, but for Ms. Bonfilio, $19,500), and (vi) certain tax gross-ups to assist with the tax impact of the program. These relocation benefits are subject to scaled repayment in the event the NEO voluntarily resigns or is terminated by us for cause within the 24-month period following the final reimbursement or payment provided under the program.

Other Matters

Tax and Accounting Implications of Executive Compensation Decisions

While there are currently no formal policies in place, as a result of this offering, the Compensation Committee expects to review and consider formal corporate governance policies regarding stock ownership and retention, anti-hedging, anti-pledging, and claw-backs.

Historically, as we have not been publicly traded, we have not previously taken the deductibility limit imposed by Section 162(m) of the Code into consideration in making compensation decisions. However, we expect that following the consummation of this offering, we may authorize compensation payments that exceed the deductibility limitation under Section 162(m) of the Code when we believe that such payments are appropriate to attract and retain executive talent. In addition, assuming Treasury Regulations that were proposed in 2019 take effect, amounts in excess of the $1 million threshold paid pursuant to our existing employment agreements and other arrangements may be nondeductible.

We account for the B Units and C Units granted to our NEOs in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”), which requires us to estimate the expense of an award over the vesting period applicable to such award.

Risk Assessment

The Compensation Committee does not believe that our executive and non-executive compensation programs encourage excessive or unnecessary risk taking, and any risk inherent in our compensation programs is unlikely to have a material adverse effect on us.

Executive Compensation Tables

Summary Compensation Table

The table below sets forth the compensation earned by our NEOs during Fiscal 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)(4)	Stock Awards ($)(5)	Non-Equity Incentive Compensation ($)(6)	All Other Compensation ($)(7)	Total ($)
Ronald Coughlin, Jr.	2019	$850,000	—	$7,578,000	$1,158,125	$44,527	$9,630,652
Chief Executive Officer
Michael Nuzzo(1)	2019	$650,000	$500,000	—	$646,000	$30,271	$1,826,271
EVP, Chief Financial Officer and Chief Operating Officer
Darren MacDonald(2)	2019	$349,039	—	$1,948,000	$512,000	$267,677	$3,076,716
Chief Digital & Innovation Officer
Justin Tichy	2019	$480,000	$12,000	$894,250	$402,400	$5,292	$1,793,942
Chief Stores Officer
Michelle Bonfilio	2019	$456,000	—	$383,250	$387,280	$194,396	$1,420,926
Chief Human Resources Officer
Laura Wilkin(3)	2019	$307,019	—	$766,500	—	$2,536,003	$3,609,522
Former EVP and Chief Supply Chain Officer

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(1)	Mr. Nuzzo is, and throughout Fiscal 2019 was, our acting principal financial officer.
(2)	Mr. MacDonald was appointed as Chief Digital & Innovation Officer on June 10, 2019.
(3)	Ms. Wilkin’s employment with us ended on August 30, 2019, and in connection with her separation, we entered into a separation agreement (the “Wilkin Separation Agreement”).
(4)

Amounts in this column include: (i) under the terms of his 2018 Special Retention Bonus Agreement, Mr. Nuzzo received a $500,000 bonus payment for his continued employment with us through September 30, 2019. Mr. Nuzzo’s 2018 Special Retention Bonus Agreement is described in more detail under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements—Michael Nuzzo” below and (ii) under the terms of his employment agreement, Mr. Tichy was paid a $12,000 installment of his sign-on bonus.

(5)

Amounts in this column represent the aggregate grant date fair value of the B Units and C Units granted during Fiscal 2019, calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying this calculation please read Note 13 to our consolidated financial statements for the fiscal year ended February 1, 2020.

(6)

Annual cash incentive awards for performance in Fiscal 2019 were paid in early 2020. See “—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Program” above for more information regarding these awards.

(7)

Amounts reported in the “All Other Compensation” column include (i) matching contributions under our 401(k) plan made during Fiscal 2019, (ii) matching contributions under our nonqualified deferred compensation plan made during Fiscal 2019, (iii) reimbursement of relocation expenses, (iv) severance payments and benefits under the Wilkin Separation Agreement, (v) life insurance premiums paid by us for the benefit of the NEOs, (vi) income imputed for his family members accompanying him on business travel on a Petco-leased aircraft, and (vii) additional amounts, each as set forth in the following table.

Name	Petco 401(k) Match ($)	Petco NQDC Match ($)	Relocation Expenses ($)	Severance ($)	Life Insurance Premiums ($)	Aircraft ($)	Additional Amounts ($)(2)	All Other Compensation Total ($)
Ronald Coughlin, Jr.	$1,079	$26,042	—	—	$2,622	$3,252	$11,532	$44,527
Michael Nuzzo	$5,600	—	—	—	$1,710	—	$22,961	$30,271
Darren MacDonald	—	$3,490	$264,187	—	—	—	—	$267,677
Justin Tichy	—	—	—	—	$1,710	—	$3,582	$5,292
Michelle Bonfilio	$4,082	—	$181,952	—	$1,710	—	$4,082	$191,826
Laura Wilkin(1)	—	—	$7,197	$2,522,000	$2,828	—	$3,977	$2,536,002

(1)

Under the terms of Ms. Wilkin’s separation agreement, she received a lump sum payment of $515,000, equal to 12-months of her base salary at the time of her separation and a lump-sum payment of $7,000, the cost equivalent to Petco’s outplacement service package. In addition, pursuant to a Special Retention Bonus Agreement entered into in 2018, Ms. Wilkin was paid a Special Bonus of $2,000,000 upon her termination and execution of a release of all claims against Petco.

(2)	Additional amounts represent expenses incurred under the Petco’s Financial Counseling and Executive Wellness benefits.

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2019 Grants of Plan-Based Awards Table

The following table includes information regarding annual cash incentive awards under the Bonus Plan and B Units and C Units granted to the NEOs, in each case, during Fiscal 2019.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units(#)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)
Ronald Coughlin, Jr.
Annual Cash Incentive		$265,625	$1,062,500	$2,125,000
C Units	6/3/2019				30,000,000	$7,578,000
Michael Nuzzo
Annual Cash Incentive		$130,000	$520,000	$1,040,000
Darren MacDonald
Annual Cash Incentive		$440,000	$440,000	$880,000
B Units	7/1/2019				1,400,000	$686,000
C Units	7/1/2019				5,000,000	$1,262,000
Justin Tichy
Annual Cash Incentive		$72,000	$288,000	$576,000
C Units	4/1/2019				3,500,000	$894,250
Michelle Bonfilio
Annual Cash Incentive		$68,400	$273,600	$547,200
C Units	4/1/2019				1,500,000	$383,250
Laura Wilkin
Annual Cash Incentive		$103,000	$412,000	$824,000
C Units	5/1/2019				3,000,000	$766,500

(1)

Amounts in these columns represent the threshold, target, and maximum payments for annual cash incentive awards under the Bonus Plan for Fiscal 2019. Threshold amounts represent a payment if the lowest performance level is achieved under all metrics associated with the Bonus Plan. As per the terms of his employment agreement, Mr. MacDonald was eligible for a guaranteed annual incentive payment of no less than $440,000 for the Fiscal Year.

(2)

Amounts in this column represent B Units granted to Mr. MacDonald and C Units granted to each NEO (other than Mr. Nuzzo) during Fiscal 2019. The B Units granted to Mr. MacDonald were fully vested at grant. C Units vest in equal annual increments over five years following the date of grant, subject to full acceleration upon the consummation of a change in control. All C Unit grants in Fiscal 2019 were granted with a Distribution Threshold of $0.50 per unit pursuant to an outside valuation. Ms. Wilkin’s C Units were forfeited upon her termination of employment.

(3)

Amounts in this column represent the aggregate grant date fair value of the B Units and C Units granted during Fiscal 2019, calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying this calculation please read Note 13 to our consolidated financial statements for the fiscal year ended February 1, 2020. See “—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity Incentive Compensation” above for more information regarding these grants.

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Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Ronald Coughlin, Jr.

In connection with Mr. Coughlin’s commencement of employment as our chief executive officer on June 4, 2018, we entered into an employment agreement with Mr. Coughlin. Pursuant to Mr. Coughlin’s employment agreement, he is entitled to receive a base salary of no less than $850,000, an annual bonus targeted at 125% of his base salary subject to the achievement of board-approved performance goals, a stock replacement payment in connection with his engagement of $8,000,000 (one-third of which remains subject to repayment upon a voluntary termination or termination by us for cause prior to June 4, 2021), and other customary terms and conditions. In addition, the agreement provides that Mr. Coughlin will receive a one-time “special performance bonus” of $5,000,000 if our earnings before interest, taxes, depreciation, and amortization (“EBITDA”), as adjusted by our board of directors, exceeds $500 million for any two consecutive fiscal years. Mr. Coughlin is eligible for certain payments upon certain terminations of employment, as described under “—Potential Payments Upon Termination or Change in Control—Employment Agreements—Ronald Coughlin, Jr.” below.

Mr. Coughlin’s agreement also subjects him to covenants regarding non-solicitation of our employees and our customers, vendors, distributors, and strategic partners while Mr. Coughlin is employed by us and for one year thereafter. Mr. Coughlin is also a party to our standard Employee Proprietary Information and Inventions Agreement which, among other things, provides us standard protections regarding the confidentiality of our proprietary information and our ownership of intellectual property.

Michael Nuzzo

Mr. Nuzzo is party to an employment agreement with us dated April 8, 2015, as amended January 26, 2016. Pursuant to Mr. Nuzzo’s employment agreement, he was entitled to receive an initial base salary of $575,000, an annual bonus targeted at 80% of his base salary subject to the achievement of performance goals, and other customary terms and conditions. Mr. Nuzzo is eligible for certain payments upon certain terminations of employment, as described under “—Potential Payments Upon Termination or Change in Control—Employment Agreements—Michael Nuzzo” below. The agreement subjects Mr. Nuzzo to covenants regarding non-solicitation of our employees and our customers, vendors, distributors, and strategic partners while Mr. Nuzzo is employed by us and for one year thereafter. Mr. Nuzzo is also a party to our standard Employee Proprietary Information and Inventions Agreement which, among other things, provides us standard protections regarding the confidentiality of our proprietary information and our ownership of intellectual property.

Mr. Nuzzo is also party to a special retention bonus agreement, dated August 31, 2018, that provides the opportunity for potential bonuses (one of which may be earned in conjunction with the consummation of this offering), as described below.

•	Cash retention bonuses totaling $1,500,000, of which $500,000 was paid in October 2019 and $1,000,000 will be paid if Mr. Nuzzo remains employed by us through March 31, 2021.

•

One-time “special performance bonus” of $2,000,000 if our EBITDA exceeds $500 million for any two consecutive fiscal years, subject to his continued employment through the last day of the second such fiscal year.

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Mr. Nuzzo’s special retention bonus agreement also provided for two additional bonus opportunities which, under their terms, will no longer be eligible to be earned upon consummation of this offering.

Mr. Nuzzo is eligible for certain payments upon certain terminations of employment and change in control events under the Nuzzo Employment Agreement and the bonus letter agreement, as described under “—Potential Payments Upon Termination or Change in Control—Employment Agreements—Michael Nuzzo” below.

Darren MacDonald

In connection with his appointment, we entered into an employment agreement with Mr. MacDonald on May 25, 2019, pursuant to which Mr. MacDonald is entitled to receive a base salary of $550,000, annual bonus targeted at 80% of his base salary subject to achievement of performance goals (with a guaranteed bonus amount of at least $440,000 for Fiscal 2019), relocation assistance, and other customary terms and conditions. Pursuant to Mr. MacDonald’s employment agreement, Mr. MacDonald was paid a retention bonus of $675,000 in February 2020 (one-half of which is subject to repayment upon voluntary termination or a termination by us for cause prior to June 18, 2021). In addition, Mr. MacDonald will be entitled to a “digital growth award” based on revenues and EBITDA of our digital platform (“Digital EBITDA”) for each fiscal year through the fiscal year ending January 29, 2022, and Digital EBITDA is defined to mean (i) sales on our digital platform, less (ii) cost of goods sold attributable to such sales, less (iii) direct marketing spending on the digital platform, less (iv) any other direct expenses related to the digital platform, and subject to adjustment by our board in specified circumstances. The amount of the bonus will be determined as follows:

Digital Revenue	Minimum Digital EBITDA	Amount of Digital Growth Award
Less than $538 million	N/A	$0
At least $538 million but less than $591 million	$38 million	$500,000
At least $591 million but less than $619 million	$43 million	$1,076,000
At least $619 million but less than $645 million	$46 million	$2,420,000
$645 million or more	$48 million	$4,302,000

If digital revenue is in a range above the corresponding Digital EBITDA range but the minimum Digital EBITDA goal is not met, then the award will be the amount in the immediately-preceding row (e.g., if digital revenue were $600 million but Digital EBITDA were less than $43 million, the award would be $500,000). Any earned bonus will be paid following a change in control, an initial public offering, a secondary public offering, or a cash dividend to our stockholders, subject to specified caps. Except as described under “—Potential Payments Upon Termination or Change in Control—Employment Agreements—Darren MacDonald” below, Mr. MacDonald must remain employed by us through the payment date in order to receive payment of any earned award. The digital growth award, if earned, will be settled one-half in cash and one-half in fully vested B Units.

Mr. MacDonald is eligible for certain payments upon certain terminations of employment, as described under “—Potential Payments Upon Termination or Change in Control—Employment Agreements—Darren MacDonald” below. The agreement also subjects Mr. MacDonald to covenants regarding non-solicitation of our employees and our customers, vendors, distributors, and strategic partners while Mr. MacDonald is employed by us and for one year thereafter. Mr. MacDonald is also a party to our standard Employee Proprietary Information and Inventions Agreement which, among other things, provides us standard protections regarding the confidentiality of our proprietary information and our ownership of intellectual property.

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Justin Tichy

In connection with his appointment, we entered into an employment letter agreement with Mr. Tichy on September 17, 2018, pursuant to which Mr. Tichy was entitled to an initial base salary of $480,000, an annual bonus targeted at 60% of his base salary subject to achievement of performance goals (with a guaranteed bonus amount of at least $288,000 for Fiscal 2019), an initial signing bonus of $200,000, and other customary terms and conditions. Pursuant to the agreement, Mr. Tichy will receive a cash retention bonus of $500,000 if he remains employed by us in good standing through March 31, 2021 and a change in control event does not occur prior to such date. Additionally, Mr. Tichy is eligible for a bonus of $36,000, $24,000 of which has previously been paid, with the remaining $12,000 installment to be paid if Mr. Tichy remains employed by us through October 15, 2020.

Mr. Tichy is eligible for certain payments upon certain terminations of employment, as described under “—Potential Payments Upon Termination or Change in Control—Employment Agreements—Justin Tichy” below. Mr. Tichy is also a party to our standard Employee Proprietary Information and Inventions Agreement which, among other things, provides us standard protections regarding the confidentiality of our proprietary information and our ownership of intellectual property.

Michelle Bonfilio

In connection with her appointment, we entered into an employment letter agreement with Ms. Bonfilio on October 3, 2018, pursuant to which Ms. Bonfilio was entitled to an initial base salary of $456,000, an annual bonus targeted at 60% of her base salary subject to achievement of performance goals, relocation assistance through May 31, 2019, and other customary terms and conditions. Pursuant to the agreement, Ms. Bonfilio will receive a cash retention bonus of $250,000 if she remains employed by us in good standing through March 31, 2021 and a change in control event does not occur prior to such date.

We also have entered into a retention bonus agreement with Ms. Bonfilio that provides specified cash retention bonuses to Ms. Bonfilio. Pursuant to her retention agreement, Ms. Bonfilio will be eligible to receive the following retention bonuses, in addition to the cash retention bonus under her employment agreement: $100,000 on the first pay period following March 31, 2021, and $400,000 on the first pay period following February 1, 2022. The payment of each installment generally is subject to Ms. Bonfilio’s continued employment through the specified date. However, if her employment is terminated by us without “cause” or due to her death or disability, she will receive any unpaid installments of the retention bonuses when otherwise due. In addition, if Ms. Bonfilio’s employment is terminated by us for “cause” prior to February 1, 2022, she must repay the first installment of the retention bonus.

Ms. Bonfilio is eligible for certain payments upon certain terminations of employment, as described under “—Potential Payments Upon Termination or Change in Control—Employment Agreements—Michelle Bonfilio” below. Ms. Bonfilio is also a party to our standard Employee Proprietary Information and Inventions Agreement which, among other things, provides us standard protections regarding the confidentiality of our proprietary information and our ownership of intellectual property.

Laura Wilkin

Prior to her separation, we were party to an employment letter agreement with Ms. Wilkin dated May 2, 2018, pursuant to which Ms. Wilkin was entitled to an initial base salary of $515,000, an annual bonus targeted at 80% of her base salary subject to achievement of performance goals, relocation assistance, a retention bonus of $2,000,000 payable 48 months following commencement of her employment, and other customary terms and conditions.

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Outstanding Equity Awards at 2019 Fiscal Year-End

The following table reflects information regarding outstanding unvested C Units held by our NEOs as of February 1, 2020.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Ronald Coughlin, Jr.(2)	66,000,000	$ 0
Michael Nuzzo(3)	4,580,557	$0
Darren MacDonald(4)	5,000,000	$0
Justin Tichy(5)	5,600,000	$0
Michelle Bonfilio(6)	2,400,000	$0
Laura Wilkin	0	$0

(1)

The C Units are intended to qualify as “profits interests” for U.S. tax purposes. They do not require the payment of an exercise price, but are economically similar to stock appreciation rights because they have no value for tax purposes as of the grant date and will obtain value only as the value of the underlying value of the security rises above its grant date value (referred to as the “distribution threshold”). Because, in each case, the unvested C Units would have had no value upon a liquidation as of February 1, 2020, we believe that, like stock appreciation rights, they are properly reported as having $0 value as of that date.

(2)

Mr. Coughlin’s unvested C Units were granted with the following distribution thresholds and have vested or will vest ratably on the following vesting dates subject to his continued employment with us through each vesting date:

Number of C Units	Distribution Threshold	Vesting Dates
12,000,000	$1.00	June 4, 2020, June 4, 2021, June 4, 2022, and June 4, 2023
24,000,000	$0.75	June 4, 2020, June 4, 2021, June 4, 2022, and June 4, 2023
30,000,000	$0.50	April 1, 2020, April 1, 2021, April 1, 2022, April 1, 2023, and April 1, 2024

(3)

Mr. Nuzzo’s unvested C Units were granted with the following distribution thresholds and have vested or will vest ratably on the following vesting dates subject to his continued employment with us through each vesting date:

Number of C Units	Distribution Threshold	Vesting Dates
1,000,000	$0.75	January 26, 2021
290,279	$0.75	May 4, 2020
3,000,000	$0.50	January 26, 2021, January 26, 2022, and January 26, 2023
290,279	$0.50	May 4, 2020

(4)

Mr. MacDonald’s unvested C Units were granted with a distribution threshold of $0.50 and vest ratably on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, and July 1, 2025, in each case, subject to his continued employment with us through each vesting date.

(5)

Mr. Tichy’s unvested C Units were granted with the following distribution thresholds and have vested or will vest ratably on the following vesting dates subject to his continued employment with us through each vesting date:

Number of C Units	Distribution Threshold	Vesting Dates
2,800,000	$0.75	January 2, 2021, January 2, 2022, January 2, 2023, and January 2, 2024
2,800,000	$0.50	January 2, 2021, January 2, 2022, January 2, 2023, and January 2, 2024

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(6)

Ms. Bonfilio’s unvested C Units were granted with the following distribution thresholds and have vested or will vest ratably on the following vesting dates subject to his continued employment with us through each vesting date:

Number of C Units	Distribution Threshold	Vesting Dates
1,200,000	$0.75	January 2, 2021, January 2, 2022, January 2, 2023, and January 2, 2024
1,200,000	$0.50	January 2, 2021, January 2, 2022, January 2, 2023, and January 2, 2024

Option Exercises and Stock Vested

The following table reflects the B Units and C Units held by our NEOs which vested during Fiscal 2019.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Ronald Coughlin, Jr.	9,000,000	$0
Michael Nuzzo	7,741,671	$0
Darren MacDonald(2)	1,400,000	$686,000
Justin Tichy	1,400,000	$0
Michelle Bonfilio	600,000	$0
Laura Wilkin	0	$0

(1)

As described above under “—Outstanding Equity Awards at 2019 Fiscal Year End, we believe that the C Units that vested during Fiscal 2019 are similar to stock appreciation rights and have $0 value as of February 1, 2020 because they would not have received any payments upon a liquidation as of that date.

(2)	Per the terms of his employment agreement, Mr. MacDonald was awarded 1,400,000 fully-vested B Unit shares, each with a unit-value of $0.49 at the end of Fiscal 2019.

Nonqualified Deferred Compensation

The following table sets forth information regarding the value of accumulated benefits of our NEOs under our nonqualified deferred compensation arrangements as of February 1, 2020.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(1)
Ronald Coughlin, Jr.	$1,066,587	$26,042	$184,289	—	$1,595,773
Michael Nuzzo	—	—	—	—	—
Darren MacDonald	$8,250	$3,490	$416	—	$8,666
Justin Tichy	—	—	—	—	—
Michelle Bonfilio	—	—	—	—	—
Laura Wilkin	—	—	—	—	—

(1)	Amounts include our matching contributions applicable to Fiscal 2019 employee deferrals as reported under “—Summary Compensation Table” above.

Mr. Coughlin and Mr. MacDonald have elected to participate in our nonqualified deferred compensation plan, which is an unfunded plan that is available to executives and certain key employees and directors of Petco. Under the plan and pursuant to the terms of their employment agreements, as applicable, participants are permitted to defer a portion of their annual base salary and

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bonus. We make a matching contribution of 50% of an eligible employee’s contributions on the first 1.5% of base salary deferred (or 3% if the eligible employee is not eligible to participate in our 401(k) plan), and a matching contribution of 50% of an eligible employee’s contributions on the first 3% of annual bonus deferred. Participants are 100% vested in matching contributions. Participants may select among a broad range of investment alternatives under this plan, and participants’ accounts are credited with a rate of return based on the performance of the selected investments. Petco does not provide above-market or preferential earnings on deferred compensation. If a participant separates from service on or after reaching age 55 and attaining six years of service, the participant’s account may be paid in a single lump sum or in annual installments from two to ten years (at the participant’s election). If a participant separates from service without meeting the age and service requirements set forth above, or as a result of his or her death or disability, the participant (or his or her beneficiaries, as applicable) will receive his or her account balance in the form of a lump sum. We have established a rabbi trust to assist in meeting a portion of our obligations under the plan. To the extent required to comply with Section 409A of the Code, payment upon termination of employment is subject to a six-month delay.

Potential Payments Upon Termination or Change-in-Control

Employment Agreements

Ronald Coughlin, Jr.

Mr. Coughlin’s employment agreement provides severance benefits to Mr. Coughlin in the event he is terminated without “Cause” or he resigns for “Good Reason,” in each case, subject to his execution of a release of claims. The severance benefits include: (i) a lump sum payment equal to 18 months of his base salary; (ii) payment of any unpaid annual bonus from a prior fiscal year; (iii) a pro rata annual bonus for the year of termination based on actual achievement of applicable performance goals; (iv) if the special performance bonus was not previously paid, the $500 million EBITDA goal was achieved for the prior year, and the EBITDA goal ultimately is achieved for the year of termination, a pro rata special performance bonus; (v) pro rata vesting of the portion of any unvested outstanding C Units or other equity awards that would have vested on the next-scheduled vesting date; and (vi) Petco-paid continued health insurance benefits under COBRA for up to 18 months following Mr. Coughlin’s termination.

For purposes of Mr. Coughlin’s employment agreement:

•

“Cause” includes (i) Mr. Coughlin’s material breach of his employment agreement; (ii) the willful failure or refusal by him to substantially perform his duties; (iii) the conviction of Mr. Coughlin of, or the entering of a plea of nolo contendere by him with respect to, a felony or a misdemeanor involving moral turpitude; or (iv) Mr. Coughlin’s inability or failure to competently perform his duties in any material respect due to the use of drugs or alcohol, in the cases of clauses (i) and (ii), subject to customary notice and cure provisions.

•

“Good Reason” means (i) the removal of Mr. Coughlin from our board of directors for any reason while he is employed by us; (ii) a material diminution in his authority, duties or responsibilities; (iii) a requirement that he report to any person or body other than our board of directors; (iv) a material diminution in his base salary or target bonus amount; (v) the relocation of his office to a location more than 30 miles from its present location; (vi) our failure to obtain the assumption in writing of its obligation to perform the employment agreement by any successor to all or substantially all of our assets, whether direct or indirect by a merger, consolidation, sale or similar transaction, unless such assumption occurs by operation of law; (vii) any bankruptcy, liquidation, receivership or other wind down of us or Scooby LP if (A) such event does not constitute a change in control (as defined in the Scooby LP limited partnership

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agreement) or (B) in connection with such event, (x) CVC Fund’s affiliates and/or CPP’s affiliates do not retain the right to appoint the majority of the members of our board of directors and (y) a majority of our board of directors ceases to consist of members appointed by CVC Fund’s affiiates and/or CPP’s affiliates; or (viii) any other action or inaction that constitutes a material breach by us of his employment agreement. If Mr. Coughlin intends to resign for one or more of the conditions listed above, he must give notice to us within 90 days after the initial existence of such condition, which we have 30 days to remedy following receipt of such notice. If we fail to cure, then any resignation by Mr. Coughlin within the 2-year period beginning with the initial existence of one or more of the foregoing conditions shall be deemed a resignation for “Good Reason.”

Michael Nuzzo

Mr. Nuzzo’s employment agreement provides severance benefits to Mr. Nuzzo in the event he is terminated without “Cause” or he resigns for “Good Reason,” in each case, subject to his execution of a release of claims. The severance benefits include: (i) a lump sum payment equal to 18 months of base salary, and (ii) if the termination is without “Cause” and occurs within 12 months following a change in control, a pro rata bonus for the year of termination, based on actual performance immediately prior to such termination, but in no event greater than the target bonus.

For purposes of Mr. Nuzzo’s employment agreement:

•

“Cause” includes (i) Mr. Nuzzo’s material breach of his employment agreement; (ii) the failure or refusal by Mr. Nuzzo to perform his duties; (iii) the conviction of Mr. Nuzzo of, or the entering of a plea of nolo contendere by him with respect to, a felony; (iv) Mr. Nuzzo’s violation of our code of ethics or policies against discrimination or harassment; or (v) Mr. Nuzzo’s inability or failure to competently perform his duties in any material respect due to the use of drugs or alcohol, in the cases of clauses (i) and (ii), subject to customary notice and cure provisions.

•

“Good Reason” means (i) a material diminution in Mr. Nuzzo’s authority, duties or responsibilities; (ii) a material diminution in the authority, duties or responsibilities or the person to whom Mr. Nuzzo reports; (iii) a material diminution in Mr. Nuzzo’s base compensation; (iv) a material diminution of the budget over which Mr. Nuzzo has authority; (v) the relocation of his office to a location more than 50 miles from its present location other than a relocation to our San Antonio Support Center; (vi) our failure to obtain the assumption in writing of its obligation to perform the employment agreement by any successor to all or substantially all of our assets; or (vii) any other action or inaction that constitutes a material breach by us of Mr. Nuzzo’s employment agreement. If Mr. Nuzzo intends to resign for one or more of the conditions listed above, he must give notice of such intent to us within 90 days after the initial existence of such condition, which we have 30 days to remedy following receipt of such notice. If we fail to cure, then any resignation by Mr. Nuzzo within the 2-year period beginning with the initial existence of one or more of the foregoing conditions shall be deemed a resignation for “Good Reason.”

In addition to the benefits under his employment agreement, if Mr. Nuzzo’s employment is terminated without Cause or upon the occurrence of a Change in Control (as described below under “—C Units”), he will receive a pro rata portion of any unpaid retention bonuses based on the number of days Mr. Nuzzo was employed from August 31, 2018 through the date of such termination or event as compared to the number of days from August 31, 2018 through March 31, 2021, the date the final portion of the retention bonus is required to be paid.

Darren MacDonald

Mr. MacDonald’s employment agreement provides severance benefits to Mr. MacDonald in the event he is terminated without “Cause” or he resigns for “Good Reason,” in each case, subject to his

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execution of a release of claims. The severance benefits include: (i) a lump sum payment equal to 12 months of his base salary; (ii) a pro rata annual bonus for the year of termination based on actual performance; (iii) if the termination is less than 6 months prior to a change in control, public offering, secondary public offering, or payment of any cash dividend to our shareholders, payment of any earned Digital Growth Award; and (iv) Petco-paid continued health insurance benefits under COBRA for up to 12 months following Mr. MacDonald’s termination.

For purposes of Mr. MacDonald’s employment agreement:

•

“Cause” includes (i) Mr. MacDonald’s material breach of his employment agreement; (ii) the intentional and material failure or refusal by Mr. MacDonald to substantially perform his duties; (iii) the conviction of Mr. MacDonald of, or the entering of a plea of nolo contendere by him with respect to, a felony or a misdemeanor involving moral turpitude; or (iv) Mr. MacDonald’s substantial inability or failure to perform the essential functions of his position even with reasonable accommodation as required by law, in the cases of clauses (i), (ii) and (iv), subject to customary notice and cure provisions.

•

“Good Reason” means (i) a material diminution in Mr. MacDonald’s authority, duties or responsibilities; (ii) a requirement that he report to any person or body other than the chief executive officer or our board of directors; (iii) a diminution in his base salary; (iv) the relocation of his office to a location more than 50 miles from its present location; (v) our failure to obtain the assumption in writing of its obligation to perform the employment agreement by any buyer or successor to us upon the effective date of merger, consolidation, sale or similar transaction, unless such assumption occurs by operation of law; or (vii) any other action or inaction that constitutes a material breach by us of Mr. MacDonald’s employment agreement. If Mr. MacDonald intends to resign for one or more of the conditions listed above, he must give notice of such intent to us within 90 days after the initial existence of such condition, which we have 30 days to remedy following receipt of such notice. If we fail to cure, then any resignation by Mr. MacDonald within the 180-day period beginning with the initial existence of one or more of the foregoing conditions shall be deemed a resignation for “Good Reason.”

Justin Tichy

Mr. Tichy’s employment agreement provides severance benefits in the event he is terminated without cause, subject to his execution of a release of claims. The severance benefits require a lump sum payment equal to 12 months of base salary.

Michelle Bonfilio

Ms. Bonfilio’s employment agreement provides severance benefits in the event she is terminated without cause, subject to her execution of a release of claims. The severance benefits are a lump sum payment equal to 12 months of base salary.

In addition, any unpaid installments under Ms. Bonfilio’s retention bonus agreement remain payable in the event of her termination of employment by us without “cause” or due to her death or disability. For purposes of the Ms. Bonfilio retention agreement, “cause” is defined to include any act of dishonesty or disloyalty, fraud, conviction of a felony or conviction of a misdemeanor involving moral turpitude, and/or willful misconduct by Ms. Bonfilio in the performance of her job duties.

C Units

All unvested C Units will become fully vested upon the occurrence of a “Change in Control” (as defined in the grant agreement, as amended from time to time), subject to each NEO’s continued

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employment through such event. A Change in Control will not occur upon the closing of this offering for purposes of the C Units.

Additionally, the C Units are subject to customary repurchase rights in favor of Scooby LP in the event of the NEO’s termination of employment.

Quantification of Potential Payments

The table below sets forth the aggregate amounts that would have been payable to each NEO under the Employment Agreements and C Units, as described above, assuming the applicable termination event or Change in Control occurred on February 1, 2020.

Name	Termination without Cause ($)	Resignation for Good Reason ($)	Qualifying Termination in Connection with a Change in Control ($)
Ronald Coughlin, Jr.
Cash Payments(1)	$2,433,125	$2,433,125	—
Continued Health Benefits(2)	$23,170	$23,170	—
C Units(3)	$0	$0	$0
Total	$2,456,295	$2,456,295	$0
Michael Nuzzo
Cash Payments(1)	$1,249,174	$1,249,174	$1,000,000
C Units(3)	—	—	$0
Total	$1,249,174	$1,249,174	$1,000,000
Darren MacDonald
Cash Payments(1)	$1,062,000	$1,062,000	—
Continued Health Benefits(2)	$0	$0	—
C Units(3)	—	—	$0
Total	$1,062,000	$1,062,000	$0
Justin Tichy
Cash Payments(1)	$480,00	—	—
C Units(3)	—	—	$0
Total	$480,000	—	$0
Michelle Bonfilio
Cash Payments(1)	$456,000	—	—
C Units(3)	—	—	$0
Total	$456,000	—	$0

(1)

These amounts were determined as follows. For Mr. Coughlin, this includes 18 months of his base salary ($1,275,000), and his annual bonus for Fiscal 2019 ($1,158,125). For Mr. Nuzzo, the severance consists of 18 months of his base salary ($975,000); he also would be entitled to a bonus payment of $969,000 (1.5 times his bonus for Fiscal 2019) if the termination were without “Cause” within 12 months following a change in control. In addition for Mr. Nuzzo, he would receive a pro rata portion of his $1,500,000 remaining retention bonus less the $500,000 already paid ($274,194) if he were terminated without cause or resigned for good reason prior to a change in control, or the full amount of the unpaid retention bonus of $1,000,000 upon a change in control. For Mr. MacDonald, this consists of 12 months of his base salary ($550,000) and his annual bonus for Fiscal 2019 ($512,000). For Mr. Tichy and Ms. Bonfilio, this consists of 12 months of their base salaries ($480,000 and $456,000, respectively). Ms. Bonfilio would also remain eligible to receive any unpaid installments of her retention bonuses when otherwise due.

(2)	Amounts in this row are based on premiums in effect as of February 1, 2020, which are assumed for purposes of these calculations to remain in effect throughout the duration of the period in

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which continued health benefits are provided. For Mr. MacDonald, although he eligible to receive continued health benefits under the terms of his employment agreement, as of February 1, 2020, he was not a participant in our health plan and thus would not have received any benefit had the applicable termination occurred on such date.
(3)

Amounts in this row reflect the C Units that will become vested upon occurrence of the applicable event based on the value of such C Units on February 1, 2020 if there had been a liquidation as of that date and payout of the corresponding C Units. As described above, because the liquidation value of Petco was less than the “Distribution Threshold” of all outstanding C Units as of February 1, 2020, no amounts would have been payable in connection with the vesting of such C Units.

Wilkin Separation Agreement

In connection with her termination of employment with us, we and Ms. Wilkin entered into the Wilkin Separation Agreement, pursuant to which she received termination benefits specified in her employment agreement and her Special Retention Bonus Agreement. These payments included (i) a lump sum payment of $515,000, equal to 12-months of her base salary at the time of her separation, (ii) a lump-sum payment of $7,000, the cost equivalent to our outplacement service package, and (iii) accelerated payment of her $2,000,000 retention bonus. We received a full release of claims in our favor pursuant to the Wilkin Separation Agreement, and all of Ms. Wilkin’s C Units were forfeited or repurchased for $0.

2020 Equity Incentive Plan

In advance of the offering, we expect to adopt the Petco 2020 Equity Incentive Plan (the “2020 Plan”). The purpose of the 2020 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2020 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of Petco through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2020 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (“SARs”), alone or in conjunction with other awards; restricted stock and restricted stock units (“RSUs”); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as “Awards.”

The following description of the 2020 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2020 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2020 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2020 Plan.

Administration

The 2020 Plan will be administered by the Compensation Committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2020 Plan, to administer and interpret the 2020 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

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Stock Subject to 2020 Plan

The maximum number of shares that may be issued under the 2020 Plan will not exceed         , subject to certain adjustments in the event of a change in our capitalization. Shares of common stock issued under the 2020 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2020 Plan, in whole or in part, the number of shares of common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to Petco will again become available for grant under the 2020 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2020 Plan.

Limits on Non-Employee Director Compensation

Under the 2020 Plan, the aggregate dollar value of all cash and equity-based compensation (whether granted under the Plan or otherwise) to our non-employee directors for services in such capacity shall not exceed $         during any calendar year. However, during the calendar year in which a non-employee director first joins our board of directors or during any calendar year in which a non-employee director serves as Chairman or Lead Director, such aggregate limit shall instead be $        .

Types of Awards

Stock Options

All stock options granted under the 2020 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2020 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights

SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion.

Restricted Stock and RSUs

Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The

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Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses

Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Other Stock-Based Awards

Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Amendment and Termination

Our board of directors has the right to amend, alter, suspend or terminate the 2020 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2020 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2020 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2020 Plan is expected to be adopted by our board of directors and our sole stockholder in connection with this offering and will automatically terminate, unless earlier terminated by our board of directors, ten years after such approval by our board of directors.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Director Compensation

We pay cash compensation to our independent, non-employee directors for their services as directors. The table below describes the compensation provided to our independent, non-employee directors in Fiscal 2019, which consisted solely of an annual cash stipend paid quarterly.

Name(1)	Fees Earned or Paid in Cash ($)	Total ($)
Gary Briggs	$75,000	$75,000
Christy Lake	$75,000	$75,000

(1)

As of February 1, 2020, Mr. Briggs and Ms. Lake each held 1,500,000 C Units originally granted in 2018 with a Distribution Threshold of $0.50, which are generally subject to the same terms as the C Units granted to our NEOs, as described under “Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity Incentive Compensation” and “Executive Compensation—Potential Payments Upon Termination or Change-in-Control—C Units” above.

In addition to the compensation described above, each of our independent, non-employee directors were offered reimbursement for reasonable, documented out-of-pocket expenses in connection with performing their duties.

Following this offering, we expect to adopt a director compensation program pursuant to which we expect to pay cash retainers, additional payments for serving on or as the chairperson of committees of our board of directors, and annual equity incentive awards. In addition, we expect that our director compensation program will provide each director with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our board of directors and its committees.

Confidential Treatment Requested by PET Acquisition LLC

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PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The amounts and percentage of shares of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable.

The percentage ownership information shown in the table prior to the completion of this offering is based on                  shares of our Class A common stock,                  shares of our Class B-1 common stock and                  shares of our Class B-2 common stock outstanding as of                 , 2020, after giving effect to the Recapitalization and the Corporate Conversion. The percentage ownership information shown in the table after this offering is based on                  shares of our Class A common stock,                  shares of our Class B-1 common stock and                  shares of our Class B-2 common stock outstanding as of                 , 2020, after giving effect to the sale of                  shares of Class A common stock by us in this offering and assuming no exercise of the underwriters’ option to purchase additional shares. The rights of the holders of our Class A common stock and our Class B-1 common stock are identical in all respects, except that our Class B-1 common stock does not vote on the election or removal of directors. The rights of the holders of our Class B-2 common stock differ from the rights of the holders of our Class A common stock and Class B-1 common stock in that holders of our Class B-2 common stock only possess the right to vote on the election or removal of directors.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors, or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 10850 Via Frontera, San Diego, California 92127.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering														Shares Beneficially Owned Following this Offering
	Class A			Class B-1			Class B-2				% of Total Voting Power(1)		% of Total Director Election and Removal Power		Class A				Class B-1				Class B-2				% of Total Voting Power(1)		% of Total Director Election and Removal Power
	Number	%		Number	%		Number		%						Number		%		Number		%		Number		%
Principal Stockholders
			%			%		%		%		%		%		%		%		%		%		%		%		%		%
Directors and Named Executive Officers

All Directors and Executive Officers as a group ( persons)	—	—		—	—		—		—		—		—		—		—		—		—		—		—		—		—

(1)	Does not include the right to vote on the election or removal of our directors.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

Petco Animal Supplies has a $2,525.0 million senior secured term loan facility (the “term loan facility”), maturing on January 26, 2023, which was most recently amended on January 27, 2017, and a senior secured asset-based revolving credit facility (the “revolving credit facility”), providing for senior secured financing of up to $500.0 million, subject to a borrowing base, expiring on the earlier of 91 days prior to the maturity of the term loan facility (currently October 27, 2022) or five years from the most recent amendment (August 23, 2023), which was most recently amended on August 23, 2018. The term loan facility and the revolving credit facility are collectively referred to as the “senior secured credit facilities.”

The obligations under the senior secured credit facilities are unconditionally guaranteed by each of Petco Animal Supplies’ domestic material subsidiaries (the “Guarantors”) and secured, subject to certain exceptions, by substantially all assets of Petco Animal Supplies and the Guarantors.

The credit agreements governing the senior secured credit facilities contain certain customary affirmative and negative covenants that relate to indebtedness, liens, fundamental changes in the business, investments, restricted payments, and agreements, among other things. The credit agreement governing the revolving credit facility requires Petco Animal Supplies to comply with a minimum fixed charge coverage ratio if excess availability falls below a specified threshold or other specified triggering events occur. Under the credit agreement governing the revolving credit facility, compliance with certain payment conditions, including a minimum fixed charge coverage, is required for Petco Animal Supplies taking certain corporate actions. Under the credit agreement governing the term loan facility, compliance with certain leverage criteria is required for Petco Animal Supplies taking certain corporate actions. These covenants apply to Petco Animal Supplies and its restricted subsidiaries.

The credit agreements governing the senior secured credit facilities contain customary default provisions including, among others, the failure to make payments when due, defaults under other material indebtedness, non-compliance with covenants, change of control, and bankruptcy, the occurrence of any of which would limit our ability to draw on the revolving credit facility and could result in the lenders under the senior secured credit facilities accelerating the maturity of such indebtedness and foreclosing upon the collateral pledged thereunder. Under the credit agreements governing the senior secured credit facilities, we are and will be permitted to enter into certain additional borrowing arrangements, subject to certain limitations. At August 1, 2020, we were in compliance with all of the covenants under the credit agreements governing the senior secured credit facilities.

Term Loan Facility

As of February 1, 2020, the outstanding principal balance of the term loan facility was $2,424.0 million ($2,363.4 million, net of the unamortized discount and debt issuance costs). Interest under the term loan facility is at our option of the bank’s ABR, payable quarterly in arrears, or LIBOR (subject to a 1.00% floor), payable upon maturity of the LIBOR contract, plus the applicable rate in either case. The ABR is the greater of the bank prime rate, federal funds effective rate plus 0.5%, or adjusted LIBOR plus 2.0%. The applicable rate is based on the senior secured first lien net leverage ratio, and is currently calculated as follows:

Senior Secured First Lien Net Leverage Ratio	ABR Spread	LIBOR Rate Spread
>4.00 to 1.00	2.25%	3.25%
≤4.00 to 1.00	2.00%	3.00%

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Principal payments under the term loan facility are $6.3 million quarterly, with the balance of the principal due at maturity.

Revolving Credit Facility

The revolving credit facility was most recently amended on August 23, 2018, to extend the availability of $500 million of commitments of consenting lenders to August 23, 2023, subject to a springing maturity 91 days inside the term loan facility maturity. The terms of the revolving credit facility remain substantially unchanged. As of August 1, 2020, $25.0 million was outstanding under the revolving credit facility.

The revolving credit facility has availability up to $500.0 million and a $150.0 million letter of credit sub-facility. The availability is limited to a borrowing base, which allows us to borrow up to 90.0% of eligible accounts receivable plus 90.0% of the net orderly liquidation value of the inventory plus 100% of qualified cash not to exceed $50.0 million, net of certain reserves. Letters of credit reduce the amount available to borrow under the revolving credit facility by their face value.

Interest on the revolving credit facility is based on either ABR or Adjusted LIBOR subject to a floor of 0%, in either case, plus an applicable margin. The applicable margin is currently equal to 50 basis points in the case of ABR loans and 150 basis points in the case of Adjusted LIBOR loans. The applicable margin is adjusted quarterly based on the average historical excess availability as a percentage of the Line Cap, which represents the lesser of the aggregate revolving credit facility and the borrowing base, as follows:

Average Historical Excess Availability	Applicable Margin for Adjusted LIBOR Loans	Applicable Margin for ABR Loans
Less than 33.3% of the Line Cap	1.75%	0.75%
Less than 66.7% but greater than or equal to 33.3% of the Line Cap	1.50%	0.50%
Greater than or equal to 66.7% of the Line Cap	1.25%	0.25%

The fee in effect on unused commitments is based on average daily exposure under the revolving credit facility, and is equal to 0.25% if the exposure exceeds 50% of the line cap in effect. Otherwise, the fee is equal to 0.375%.

As of February 1, 2020, $29.0 million was outstanding under the revolving credit facility and $325.9 million remains available, which is net of $60.8 million of outstanding letters of credit issued in the normal course of business and a $84.3 million borrowing base reduction for a shortfall in qualifying assets, net of reserves.

3.00% Senior Notes and Floating Rate Senior Notes

In connection with this offering, the 3.00% Senior Notes will be contributed to us and canceled, and the Floating Rate Senior Notes will be fully redeemed. For more information regarding this indebtedness, please read “Recapitalization and Corporate Conversion” and Note 9 to the historical consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Review, Approval, and Ratification of Related Person Transactions

Upon the completion of this offering, our board of directors will adopt a written policy regarding the review, approval, ratification, or disapproval by our Audit Committee of transactions between us or any of our subsidiaries and any related person (to be defined in the policy to include our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, and any immediate family member of any of the foregoing persons) in which the amount involved since the beginning of our last completed fiscal year will or may be expected to exceed $120,000 and in which one or more of such related persons has a direct or indirect material interest. In approving or rejecting any such transaction, we expect that our Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee. Any member of the Audit Committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote on approval, ratification, or disapproval of the transaction.

Related Party Transactions

Our Sponsors are our principal beneficial owners and, after giving effect to the Corporate Conversion and the completion of this offering, will own                  shares of our Class A common stock,                  shares of our Class B-1 common stock, and                  shares of our Class B-2 common stock representing collectively approximately                 % of the voting power of our company.                  and                 , representatives of                 , are directors on our board of directors.

3.00% Senior Notes

In January 2016, we issued 0.75% Senior Unsecured Notes in an initial aggregate principal amount of $125,000,000 to Scooby LP and other noteholders. On April 16, 2019, the notes were extended, amended, and restated with an interest rate of 3.00% (with effectiveness from January 26, 2019) (as amended, the “3.00% Senior Notes”). The 3.00% Senior Notes were subsequently extended, amended, and restated on July 25, 2019, February 3, 2020, and September 28, 2020. As of September 28, 2020, Scooby LP held a total principal amount of $120.4 million of the 3.00% Senior Notes.

Prior to the completion of this offering, noteholders, including Scooby LP, will contribute to us $132 million aggregate principal amount of the outstanding 3.00% Senior Notes, plus accrued but unpaid interest. After accounting for an offset of certain inter-company indebtedness, we will cancel the 3.00% Senior Notes and record the cancellation as a capital contribution to us. For more information about the 3.00% Senior Notes, please read “Recapitalization and Corporate Conversion” and Note 9 to our historical consolidated financial statements included elsewhere in this prospectus.

Promissory Note

Scooby LP holds a promissory note issued by Petco Animal Supplies with an initial principal amount of $3,499,999.88 in connection with the acquisition by Petco Animal Supplies of an online pet healthcare service on March 22, 2017. Half of this promissory note was redeemed effective as of March 25, 2019, and the remaining half of the promissory note equal to $1,749,999.94 remains outstanding as of August 1, 2020.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with an entity controlled by our Sponsors. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by our Sponsors or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Stockholders’ Agreement

In connection with the completion of this offering, we intend to enter into a stockholders’ agreement with an entity controlled by our Sponsors. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.

Indemnification Agreements

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by law. In addition, we intend to enter into separate indemnification agreements with our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our bylaws against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our bylaws.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The description of our Class A, Class B-1 and B-2 common stock and our preferred stock reflects the completion of the Corporate Conversion.

We are a Delaware corporation. After giving effect to the Corporate Conversion and the completion of this offering, our authorized capital stock will consist of                  shares of Class A common stock, $0.001 par value per share, of which                  shares will be issued and outstanding,                  shares of Class B-1 common stock, $0.001 par value per share, of which                  shares will be issued and outstanding,                  shares of Class B-2 common stock, $0.001 par value per share, of which                  shares will be issued and outstanding, and                  shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated. Our board of directors will be able to establish one or more series of preferred stock and fix the powers, designations, rights, and preferences of each such series from time to time. Immediately following this offering, we expect that no shares of preferred stock will be issued and outstanding. Unless the context otherwise requires, references to “common stock” refer to our Class A common stock, our Class B-1 common stock, and our Class B-2 common stock, collectively.

The following description of the anticipated certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our anticipated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Pursuant to our certificate of incorporation, holders of our Class A common stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of Class A common stock, as such, shall not be entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our certificate of incorporation. Pursuant to our certificate of incorporation, holders of Class A common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the Class A common stock will be able to elect all of the directors then standing for election.

Each share of Class A common stock is convertible into one share of Class B-1 common stock and one share of class B-2 common stock at any time and from time to time at the option of the holder so long as such holder holds one or more shares of Class B-1 common stock and Class B-2 common stock at the time of conversion.

Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Class A common stock shall be entitled to receive dividends out of any of our funds legally available when, as, and if declared by our board of directors. Upon the dissolution, liquidation, or winding up of our company, subject to the rights, if any, of the holders of our preferred stock, the holders of our equity interests shall be entitled to receive the assets of our company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of Class A common stock will not have preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our Class A common stock.

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Class B-1 and Class B-2 Common Stock

Pursuant to our certificate of incorporation, our Class B-1 common stock will have the same rights as our Class A common stock, except that holders of our Class B-1 common stock will not be entitled to vote in the election or removal of directors. Holders of our Class B-2 common stock will only have the right to vote in the election or removal of directors. Shares of our Class B-1 common stock and Class B-2 stock will together be convertible on a combined, share-for-share basis into shares of our Class A common stock at the election of the holder.

Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Class B-1 common stock shall be entitled to receive dividends out of any of our funds legally available when, as, and if declared by our board of directors. Upon our dissolution, liquidation, or winding up, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our Class A common stock and Class B-1 common stock equity interests shall be entitled to receive the assets of our company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of Class B-1 and Class B-2 common stock will not have preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our Class B-1 and Class B-2 common stock.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by the DGCL and by our certificate of incorporation, to issue up to shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors will have the discretion, subject to limitations prescribed by the DGCL and by our certificate of incorporation, to determine the powers (including voting powers), preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations, or restrictions, if any, of the shares of each such series.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of our common stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws, and Delaware Law

Some provisions of Delaware law, our certificate of incorporation, and our bylaws, which will be in effect upon the completion of the Corporate Conversion, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest, or otherwise, or removal of our directors. These provisions may also have the effect of preventing changes in our executive team. It is possible that these provisions could make it more difficult to

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accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for the shares of our Class A common stock.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Stockholder Meetings

Our certificate of incorporation and bylaws will provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. As long as we are a controlled company, special meetings of the stockholders of our company shall be called by the Secretary of our company at the request of our Sponsors, in addition to our Chief Executive Officer, the Chairman of our board of directors, if separate, and by our board of directors. Once we are no longer controlled, our certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called only by the Chief Executive Officer, the Chairman of our board of directors, if separate, or by resolution of our board of directors.

Stockholder Action by Written Consent

Our certificate of incorporation will provide that after we cease to be a controlled company, any action by stockholders must be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights (prior to such time, any action required or permitted to be taken at any annual meeting or special meeting may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted).

Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, each class serving three-year staggered terms, subject to a specified sunset as described above under “Management.” Our board of directors will have the exclusive power to fix the number of directors in each class. Beginning with the             annual meeting of stockholders following the completion of this offering, all of our directors will be subject to annual election.

Directors designated by our Sponsors may only be removed with or without cause by the request of the party entitled to designate such director. In all other cases and at any other time, our certificate of incorporation will provide that directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the voting power of our common stock. Except in the case of a vacancy arising with respect to a director designated by one of our Sponsors where such

Sponsor continues to have a right of designation pursuant to the Stockholders Agreement, our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

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Business Combination with Interested Stockholder

In general, Section 203 of the DGCL, an anti-takeover provision, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder, or person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in the manner prescribed by the DGCL and Delaware Court of Chancery.

We intend to elect in our certificate of incorporation not to be subject to Section 203. Although our certificate of incorporation will contain provisions that have generally the same effect as Section 203, our Sponsors, their affiliates, and their respective direct and indirect transferees will not be subject to such provisions regardless of the percentage of our voting stock owned by them.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Requirements for Advance Notification of Stockholder Meetings, Nominations, and Proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made, and information about the proposal or nominee for election to our board of directors.

Forum Selection

Our certificate of incorporation will provide that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any complaints asserting any “internal corporate claims,” which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

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Pursuant to 17 C.F.R. Section 200.83

Provisions of Our Certificate of Incorporation Relating to Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors or stockholders or their respective affiliates, other than those directors who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of our Sponsors or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, a corporate opportunity shall not be deemed to be a potential corporate opportunity for our company if it is a business opportunity that (i) our company is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of our company’s business or is of no practical advantage to our company, or (iii) is one in which our company has no interest or reasonable expectancy.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our common stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However,

Confidential Treatment Requested by PET Acquisition LLC

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exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL, subject to reimbursement in the event it is ultimately determined that the individual’s conduct did not meet the applicable standard of conduct to entitle the individual to indemnification under the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers. In addition, we have entered into separate indemnification agreements with certain officers and intend to enter into separate indemnification agreements with our directors and certain other officers. Such indemnification agreements provide, or will provide, among other things, for indemnification to the fullest extent permitted by law and our bylaws against any and all expenses, liabilities, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements provide, or will provide, for the advancement or payment of all expenses to the indemnitee and for the repayment to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our bylaws.

The limitation of liability, indemnification, and advancement provisions to be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Registration Rights

For a description of registration rights with respect to our Sponsors, please read “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                .

Listing

We intend to apply to list our Class A common stock for quotation on the                  under the symbol “                .”

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

After giving effect to the Corporate Conversion and the completion of this offering, we will have outstanding an aggregate of                  shares of Class A common stock. Of these shares, all of the                  shares of Class A common stock to be sold in this offering (or                  shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares of Class A common stock are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of our Class A common stock (excluding our Class A common stock to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers, and certain affiliates will agree not to sell any Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months

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Pursuant to 17 C.F.R. Section 200.83

would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through                  during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation, or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the Equity Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, or the lock-up restrictions described above.

Registration Rights Agreement

In connection with the completion of this offering, we will enter into a registration rights agreement with an entity controlled by our Sponsors. Please read “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Stockholders’ Agreement

In connection with the completion of this offering, we will enter into a stockholders’ agreement with an entity controlled by our Sponsors. Please read “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of our Class A common stock applicable to non-U.S. Holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. Holder” generally means a beneficial owner of our Class A common stock that is not or is not treated as, for U.S. federal income tax purposes, a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)) have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. Holder in light of that non-U.S. Holder’s circumstances, including Medicare taxes imposed on net investment income and the alternative minimum tax, nor does it address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as U.S. federal estate and gift taxation) or state, local, or non-U.S. taxation. This discussion does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt entities;

•	brokers, dealers, or traders in securities or foreign currencies;

•	controlled foreign corporations and corporations that accumulate earnings to avoid U.S. federal income tax;

•	passive foreign investment companies;

•	persons that hold our Class A common stock as part of a straddle, hedge, conversion transaction, or other integrated investment;

•	persons required to accelerate the recognition of any item of gross income with respect to our Class A common stock as a result of such income being included in an applicable financial statement;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes and investors therein;

•

persons that own or are deemed to own, actually or constructively, more than 5% of our Class A common stock for U.S. federal income tax purposes (except as described below under “—Gain on Sale or Other Taxable Disposition of Class A Common Stock”);

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•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(I)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	U.S. expatriates and former citizens or long-term residents of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of Scooby LP. Partners of a partnership considering an investment in our Class A common stock should consult their tax adviser as to the particular U.S. federal income tax consequences applicable to them of the ownership and disposition of our Class A common stock.

We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, in general, any distributions we make to a non-U.S. Holder with respect to such holder’s shares of our Class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. Holder provides proper certification of its eligibility for such reduced rate (including providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation)) to us or our paying agent prior to the payment of dividends. If a non-U.S. Holder holds stock through a financial institution or other agent acting on the non-U.S. Holder’s behalf, the non-U.S. Holder will be required to provide appropriate documentation to such agent. The non-U.S. Holder’s agent will then be required to provide such certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax adviser regarding their entitlement to benefits under any applicable income tax treaty. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. Holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. Holder’s shares of our Class A common stock, as gain from the sale or exchange of such stock and will be treated as described below under “—Gain on Sale or Other Taxable Disposition of Class A Common Stock.”

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Dividends we pay to a non-U.S. Holder that are effectively connected with its conduct of a trade or business within the United States will not be subject to U.S. withholding tax, as described above, if the non-U.S. Holder complies with applicable certification and disclosure requirements (including providing a valid IRS Form W-8ECI). Instead, unless an applicable tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. Holder were a United States person for U.S. federal income tax purposes. In addition, if the non-U.S. Holder receiving effectively connected dividends is an entity treated as a corporation for U.S. federal income tax purposes, such holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty). Non-U.S. Holders should consult their tax adviser regarding any applicable income tax treaties that may provide for different rules.

Any distributions we make to a non-U.S. Holder with respect to such holder’s shares of our Class A common stock will also be subject to the rules discussed below under the headings “Backup Withholding, Information Reporting and Other Reporting Requirements” and “Foreign Account Tax Compliance Act.”

Gain on Sale or Other Taxable Disposition of Class A Common Stock

In general, subject to the discussions below under the headings “Backup Withholding, Information Reporting and Other Reporting Requirements” and “Foreign Account Tax Compliance Act,” a non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of the non-U.S. Holder’s shares of our Class A common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. Holder within the United States;

•	the non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. Holder’s holding period in such shares (the “Relevant Period”).

Unless an applicable tax treaty provides otherwise, gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) will generally be subject to U.S. federal income tax on a net basis, in the same manner as if the non-U.S. Holder were a United States person for U.S. federal income tax purposes. In addition, if the non-U.S. Holder realizing the gain is a corporation, the branch profits tax described above also may apply to such holder’s effectively connected earnings and profits (subject to adjustments).

An individual non-U.S. Holder who is subject to U.S. federal income tax because the non-U.S. Holder was present in the United States for 183 days or more during the year of sale or other taxable disposition of our Class A common stock will generally be subject to a flat 30% tax on the gain recognized on such disposition, which may be offset by certain U.S.-source capital losses (assuming certain requirements are met, including timely filing of U.S. federal income tax returns with respect to such losses).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we

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are, and do not anticipate that we will become, a USRPHC for U.S. federal income tax purposes. Even if we are or become a USRPHC, as long as our Class A common stock continues to be regularly traded on an established securities market in the United States within the meaning of applicable Treasury regulations, a non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the disposition of our Class A common stock if such non-U.S. Holder has not held (actually or constructively) more than 5% of our outstanding Class A common stock at any time within the Relevant Period. If we are or become a USRPHC and a non-U.S. Holder has held (actually or constructively) more than 5% of our outstanding Class A common stock at any time within the Relevant Period, then (A) such non-U.S. Holder will generally be subject to tax on the net gain derived from the disposition on a net basis, in the same manner as if the non-U.S. Holder were a United States person for U.S. federal income tax purposes, unless an applicable income tax treaty provides otherwise, and (B) a purchaser may be required to withhold 15% of the proceeds payable to such non-U.S. Holder from a sale or other taxable disposition of our Class A common stock. Non-U.S. Holders should consult their tax advisers regarding the application of these rules to them, including if we are or become a USRPHC.

Non-U.S. Holders should consult their tax adviser regarding the application of these rules to them, and any potentially applicable income tax treaties that may provide for different rules than those set forth in this discussion.

Backup Withholding, Information Reporting, and Other Reporting Requirements

We must report annually to the IRS, and to each non-U.S. Holder, the amount of distributions paid to, and the tax withheld with respect to, each non-U.S. Holder. These reporting requirements apply regardless of whether such distributions constitute dividends or whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. Holder resides or is established.

A non-U.S. Holder will generally be subject to backup withholding for dividends on our Class A common stock paid to such holder, unless such non-U.S. Holder certifies under penalties of perjury that, among other things, it is a non-U.S. Holder, and otherwise complies with all applicable legal requirements.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. Holder sells or otherwise disposes of its shares of our Class A common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. Holder to the IRS and also backup withhold on that amount, unless such non-U.S. Holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. Holder sells its shares of our Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. Holder is a non-U.S. person and certain other conditions are met, or such non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder generally can be credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished

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Pursuant to 17 C.F.R. Section 200.83

to the IRS in a timely manner. Non-U.S. Holders should consult their tax advisers regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code and whether such institution or entity is the beneficial owner or an intermediary), unless those entities comply with certain requirements under the Code and applicable Treasury regulations, which requirements may be modified by an “intergovernmental agreement” entered into between the United States and an applicable foreign country. Future Treasury regulations or other official guidance may modify these requirements.

Pursuant to recently proposed regulations, the Treasury Department has indicated its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale or other disposition of certain financial instruments (which would include our stock). The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. There can be no assurance that final regulations would provide an exemption from withholding taxes under FATCA for gross proceeds from the disposition of property such as our Class A common stock.

Any applicable FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. Prospective investors should consult their tax advisers regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

Confidential Treatment Requested by PET Acquisition LLC

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UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to our Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                  and                  are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares of our Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by Petco

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of our Class A common stock, the representatives may change the offering price and the other selling terms. The offering of our Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of the shares of our Class A common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock during the period from the date of this prospectus continuing through the date                  days after the date of this prospectus, except with the prior written consent of                 . This agreement does not apply to any existing employee benefit plans. Please read “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of our Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for certain expenses in an amount up to $                .

An application has been made to list the Class A common stock on                  under the symbol “                .” In order to meet one of the requirements for listing the Class A common stock on                 , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no offer of Class A shares of our common stock (the “Shares”) may be made to the public in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Shares shall require our company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the representatives and our company that it is a qualified investor as defined in the Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each financial intermediary will be deemed to have represented, acknowledged, and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Shares to the public, other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged in with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”). Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of Petco Class A common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at February 1, 2020 and February 2, 2019 and for the years then ended, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The SEC maintains a website at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of this offering, we will become subject to the full information requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year. Following the completion of this offering, our website will be located at www.petco.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers of PET Acquisition LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PET Acquisition LLC (the Company) as of February 1, 2020 and February 2, 2019, the related consolidated statements of loss and comprehensive loss, members’ equity and cash flows for the years then ended, and the related notes and the financial statement schedule listed in the Index at Item 16(b) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 1, 2020 and February 2, 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842) and related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

San Diego, California

October 2, 2020

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	February 1, 2020	February 2, 2019
ASSETS
Current assets:
Cash and cash equivalents	$148,785	$180,649
Receivables, net	31,516	27,879
Merchandise inventories, net	478,968	470,144
Prepaid expenses	24,854	48,762
Other current assets	26,882	34,174

Total current assets	711,005	761,608

Fixed assets, net	656,256	683,547
Operating lease right-of-use assets	1,459,604	—
Goodwill	2,179,310	2,176,290
Trade name	1,025,000	1,044,000
Other intangible assets, net	1,553	128,006
Other long-term assets	122,390	130,928

Total assets	$6,155,118	$4,924,379

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and book overdrafts	$293,203	$276,932
Accrued salaries and employee benefits	93,685	94,267
Accrued expenses and other liabilities	148,181	143,917
Current portion of operating lease liabilities	278,229	—
Current portion of long-term debt and other lease liabilities	28,643	28,354

Total current liabilities	841,941	543,470

Senior secured credit facilities, net, excluding current portion	2,362,302	2,338,175
Senior notes, net	866,145	859,244
Operating lease liabilities, excluding current portion	1,156,742	—
Deferred taxes, net	265,276	304,203
Other long-term liabilities	101,651	241,378

Total liabilities	5,594,057	4,286,470

Commitments and contingencies (Notes 8, 9 and 16)
Members’ equity:
Members’ interest	1,358,130	1,347,622
Accumulated deficit	(780,466)	(707,518)
Accumulated other comprehensive loss	(8,273)	(2,195)

Total members’ equity	569,391	637,909

Noncontrolling interest	(8,330)	—

Total equity	561,061	637,909

Total liabilities and equity	$6,155,118	$4,924,379

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands)

	Fiscal years ended
	February 1, 2020 (52 weeks)	February 2, 2019 (52 weeks)
Net sales	$4,434,514	$4,392,173
Cost of sales	2,527,995	2,487,334

Gross profit	1,906,519	1,904,839
Selling, general and administrative expenses	1,776,919	1,746,387
Goodwill and indefinite-lived intangible impairment	19,000	373,172

Operating income (loss)	110,600	(214,720)
Interest income	(335)	(420)
Interest expense	253,018	243,744
Loss on extinguishment of debt	—	460

Loss before income taxes and (income) loss from equity method investees	(142,083)	(458,504)
Income tax benefit	(35,658)	(45,840)
(Income) loss from equity method investees	(2,441)	1,124

Net loss	(103,984)	(413,788)
Net loss attributable to noncontrolling interest	(8,111)	—

Net loss attributable to members	(95,873)	(413,788)

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	952	(79)
Unrealized loss on derivatives	(9,088)	(3,434)
Losses on derivatives reclassified to income	2,058	1,215

Total other comprehensive loss, net of tax	(6,078)	(2,298)

Comprehensive loss	(110,062)	(416,086)
Comprehensive loss attributable to noncontrolling interest	(8,111)	—

Comprehensive loss attributable to members	$(101,951)	$(416,086)

Loss per unit attributable to Common Series A and Common Series B members, basic and diluted	$(0.07)	$(0.28)
Weighted-average units used in computing loss per unit attributable to Common Series A and Common Series B members	1,457,985	1,457,164

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

	Members’ interest	Accumulated deficit	Accumulated other comprehensive income (loss)	Total members’ equity	Noncontrolling interest	Total equity
Balance at February 3, 2018	$1,339,272	$(295,337)	$1,710	$1,045,645	$—	$1,045,645
Equity-based compensation expense (Note 13)	8,452	—	—	8,452	—	8,452
Repurchase of equity	(102)	—	—	(102)	—	(102)
Net loss	—	(413,788)	—	(413,788)	—	(413,788)
Foreign currency translation adjustment, net of tax of $(28)	—	—	(79)	(79)	—	(79)
Unrealized loss on derivatives, net of tax of $(1,211)	—	—	(3,434)	(3,434)	—	(3,434)
Losses on derivatives reclassified to income, net of tax of $427	—	—	1,215	1,215	—	1,215
Cumulative effect adjustments	—	1,607	(1,607)	—	—	—

Balance at February 2, 2019	$1,347,622	$(707,518)	$(2,195)	$637,909	$—	$637,909

Consolidation of joint venture	—	—	—	—	(462)	(462)
Equity-based compensation expense (Note 13)	9,489	—	—	9,489	—	9,489
Partial settlement of member note	1,019	—	—	1,019	—	1,019
Net loss	—	(95,873)	—	(95,873)	(8,111)	(103,984)
Contributions from noncontrolling interest	—	—	—	—	243	243
Foreign currency translation adjustment, net of tax of $335	—	—	952	952	—	952
Unrealized loss on derivatives, net of tax of $(3,184)	—	—	(9,088)	(9,088)	—	(9,088)
Losses on derivatives reclassified to income, net of tax of $721	—	—	2,058	2,058	—	2,058
Cumulative effect adjustments	—	22,925	—	22,925	—	22,925

Balance at February 1, 2020	$1,358,130	$(780,466)	$(8,273)	$569,391	$(8,330)	$561,061

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal years ended
	February 1, 2020 (52 weeks)	February 2, 2019 (52 weeks)
Cash flows from operating activities:
Net loss	$(103,984)	$(413,788)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	173,544	186,997
Amortization of debt discounts and issuance costs	23,455	22,588
Provision for deferred taxes	(45,087)	(51,748)
Equity-based compensation	9,489	8,452
Impairments, write-offs and losses on sale of fixed and other assets	11,871	17,677
Loss on extinguishment of debt	—	460
(Income) loss from equity method investees	(2,441)	1,124
Amounts reclassified out of accumulated other comprehensive income (Note 10)	2,806	1,642
Change in contingent consideration obligation	883	(4)
Goodwill and indefinite-lived intangible impairment	19,000	373,172
Non-cash operating lease costs	441,981	—
Changes in assets and liabilities:
Receivables	(3,845)	23,630
Merchandise inventories	(8,193)	644
Prepaid expenses and other assets	(5,223)	9,663
Accounts payable and book overdrafts	15,928	23,771
Accrued salaries and employee benefits	(1,395)	18,006
Accrued expenses and other liabilities	(3,043)	(21,861)
Operating lease liabilities	(408,562)	—
Other long-term liabilities	(6,847)	2,777

Net cash provided by operating activities	110,337	203,202

Cash flows from investing activities:
Cash paid for fixed assets	(156,906)	(148,063)
Cash paid for intangible assets	(450)	(300)
Insurance recoveries	489	—
Cash paid for other acquisitions, net of cash acquired (Note 4)	(2,813)	—
Cash from consolidation of joint venture (Note 1)	1,205	—
Cash paid for investments	(585)	(9,912)
Proceeds from sale of investment	—	9,145
Proceeds from sale-leasebacks, net (Note 3)	18,549	2,298
Proceeds from partial surrender of officers’ life insurance	1,470	4,150

Net cash used in investing activities	(139,041)	(142,682)

Cash flows from financing activities:
Borrowings under long-term debt agreements	1,297,000	313,000
Repayments of long-term debt	(1,293,250)	(338,250)
Debt prepayment, issuance and refinancing costs	(58)	(3,098)
Payments for finance and capital lease liabilities	(3,447)	(2,890)
Partial settlement of member note	(809)	—
Cash received from noncontrolling interest	243	—
Repurchase of equity	—	(111)
Payment of contingent consideration	(2,750)	(750)

Net cash used in financing activities	(3,071)	(32,099)

Net (decrease) increase in cash, cash equivalents and restricted cash	(31,775)	28,421
Cash, cash equivalents and restricted cash at beginning of year	186,493	158,072

Cash, cash equivalents and restricted cash at end of year	$154,718	$186,493

Supplemental cash flow disclosures:
Interest paid, net	$217,664	$213,254
Capitalized interest	$953	$83
Income taxes paid	$15,036	$11,379
Supplemental non-cash investing and financing activities disclosures:
Accounts payable and accrued expenses for capital expenditures	$21,962	$17,132

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

PET Acquisition LLC (together with its consolidated subsidiaries, “the Company”) is a national specialty retailer of premium pet consumables, supplies and companion animals and services with 1,478 retail locations in 50 states, the District of Columbia and Puerto Rico as of February 1, 2020. The Company also offers an expanded range of consumables, supplies and services through its www.petco.com, www.petcoach.co, www.petinsurancequotes.com, and www.pupbox.com websites.

The Company is a Delaware limited liability company that was formed on November 19, 2015 as an acquisition entity controlled by Scooby LP, which is indirectly owned by certain funds affiliated with CVC Capital Partners and CPP Investments, a Canadian company (together with CVC Capital Partners’ affiliated funds, the “Sponsors”), and certain co-investors. On January 26, 2016, the Company entered into a merger agreement (the “Acquisition”) whereby Petco Holdings, Inc. converted from a Delaware corporation to a Delaware limited liability company and became a wholly owned subsidiary of the Company.

The Company is owned by (i) its Common Series A Unit holders, (ii) its Common Series B Unit holders, (iii) its Common Series C Unit holders, and (iv) its Voting Common Unit holders. Voting Common Units have exclusive voting rights with regards to the election and removal of managers on the Company’s board of managers. Common Series A Units have exclusive voting rights with regards to all other matters to be voted on. The Voting Common Units do not represent an economic interest in the Company.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of PET Acquisition LLC, its wholly owned subsidiaries, and a variable interest entity for which it is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on information that is currently available and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31, resulting in years of either 52 or 53 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year. For example, references to fiscal 2019 refer to the fiscal year beginning on February 3, 2019 and ending on February 1, 2020. Fiscal 2019 and fiscal 2018 included 52 weeks.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Subsequent Events

The Company evaluated subsequent events through October 2, 2020, the date the consolidated financial statements were available to be issued.

Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. A select group of senior executives collectively serves as the Company’s CODM. The Company manages its business as one reportable operating segment which is designed to sell pet food, supplies and companion animals, and services to pet parents across store and online channels.

Cash and Cash Equivalents

Cash equivalents represent all liquid investments with original maturities of three months or less and include money market mutual funds. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances. Included in the Company’s cash and cash equivalents are credit and debit card receivables from banks, which typically settle within five business days, of $31.1 million and $29.8 million at February 1, 2020 and February 2, 2019, respectively. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to the total amounts reported in the consolidated statements of cash flows. Restricted cash is held in a trust used for certain employee benefit costs.

	February 1, 2020	February 2, 2019
Cash and cash equivalents	$148,785	$180,649
Restricted cash included in other current assets	5,933	5,844

Total cash, cash equivalents and restricted cash in the statement of cash flows	$154,718	$186,493

Outstanding checks in excess of funds on deposit (book overdrafts) totaled $52.4 million and $43.3 million for the Company at February 1, 2020 and February 2, 2019, respectively, and are reflected in accounts payable and book overdrafts in the consolidated balance sheets.

Vendor Rebates and Allowances

Most of the Company’s receivables are due from vendors. Receivables are stated net of an allowance for doubtful accounts for estimated losses resulting from the inability to collect these receivables, which is determined by continually evaluating individual receivables, the vendor’s financial condition and current economic conditions. The allowance for doubtful accounts was $2.0 million and $1.9 million at February 1, 2020 and February 2, 2019, respectively. The additions and deductions to the allowance for doubtful accounts were not material for all fiscal years presented.

The Company receives vendor allowances, primarily in the form of cooperative advertising reimbursements, rebate incentives, prompt purchase discounts, and vendor compliance charges

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

pursuant to agreements with certain vendors. Substantially all vendor allowances are initially deferred as a reduction of the cost of inventory purchased and recorded as a reduction to cost of sales in the consolidated statements of loss and comprehensive loss as the inventory is sold. Vendor rebates and allowances that are identified as specific, incremental and identifiable costs incurred by the Company in selling the vendors’ products are classified as a reduction of selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss as the costs are incurred, as the related costs are also classified as selling, general and administrative expenses.

Merchandise Inventories

Merchandise inventories represent finished goods and are stated at the lower of cost or net realizable value. Cost is determined by the average-cost method and includes inbound freight charges. Physical inventories are performed on a regular basis at store locations and cycle counts are performed for inventory at distribution centers. During the period between counts at store and distribution center locations, the Company accrues for estimated losses related to inventory shrinkage based on historical inventory shrinkage results and current trends in the business. Inventory shrinkage may occur due to theft, loss, or the deterioration of goods, among other reasons. The Company assesses its inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated market value based upon historical mark-downs, supply on-hand and assumptions about future sales.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization or at fair value as of the date of the Acquisition. Store facilities and equipment under finance leases are recorded at the present value of minimum lease payments at the inception of the lease. Maintenance and minor repairs are expensed as incurred.

Buildings, equipment, furniture and fixtures are depreciated using the straight-line method over the estimated useful life of the asset. Leasehold and building improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Land is not depreciated. Amortization of fixed assets financed through finance leases is included in depreciation and amortization expense.

The Company’s fixed assets are generally depreciated or amortized using the following estimated useful lives:

Buildings	30 years
Equipment	3 to 7 years
Furniture and fixtures	4 to 7 years
Leasehold and building improvements	5 to 10 years

Costs incurred to develop internal-use software during the application development stage, which include costs to design the software configuration and interfaces, coding, installation and testing, are capitalized and reported at cost, less accumulated amortization. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized, whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Software and capitalized development costs are included in the Company’s equipment fixed asset category and are amortized using the straight-line method over the estimated useful life of the asset.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

The Company assesses its fixed assets, including internal use software, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The review of recoverability is based on estimates of the undiscounted future cash flows expected to be generated by an asset (or group of assets) at a store level. If impairment exists due to the inability to recover the asset’s carrying value, impairment losses are measured as the amount by which the asset’s carrying value exceeds its fair value using the income approach and are recorded as a reduction of the related asset and charged to the consolidated statements of loss and comprehensive loss.

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized. The Company has the option to first perform a qualitative assessment of its goodwill to determine whether it is necessary to perform a quantitative impairment test. If the Company concludes it is more likely than not that its goodwill is impaired, management evaluates the recoverability of goodwill by comparing the carrying value of the Company’s reporting unit to the fair value. An impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value, with the loss recognized not exceeding the total amount of goodwill allocated to that reporting unit.

The Company has one reporting unit. The fair value of the Company’s reporting unit is estimated by a third party valuation firm. In fiscal 2019 and 2018, fair value estimates used in the quantitative impairment test were calculated using a discounted cash flow analysis and a public company analysis. The discounted cash flow analysis measures the value of an asset by the present value of its future estimated cash flows. The public company analysis analyzes transactional and financial data of publicly traded companies to develop valuation multiples. These multiples are then applied to the Company to develop an indication of fair value. Significant assumptions inherent in the valuation methodologies for goodwill are employed and include, but are not limited to, prospective financial information, growth rates, discount rates and comparable multiples from publicly traded companies in similar industries.

Other Intangible Assets

Other intangible assets represent the Company’s trade name, educational website content, certain contract costs, and customer lists. The Company’s trade name is a non-amortizable intangible asset. All other intangibles have finite lives and are amortized using the straight-line method over their estimated useful lives. Prior to the adoption of Accounting Standards Update No. 2016-02—Leases in fiscal 2019, other intangible assets also included favorable lease rights.

The Company reviews its amortizable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying value of its intangible assets may not be recoverable. The amount of impairment, if any, is measured based on fair value, which is determined using future projected discounted operating cash flows.

In fiscal year 2018 and 2019, the Company elected to perform its annual impairment test during the fourth quarter of each year or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company also has the option to first perform a qualitative assessment of its indefinite-lived intangible assets to determine whether it is necessary to perform a

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

quantitative impairment test. The fair value of the Company’s indefinite-lived trade name is estimated by a third party valuation firm using the relief from royalty valuation method. Significant assumptions inherent in the valuation methodologies for the indefinite-lived trade name are employed and include, but are not limited to, prospective financial information, royalty rates and discount rates. An impairment charge is recorded for the amount by which the carrying amount of the indefinite-lived trade name exceeds its fair value.

Joint Ventures and Equity Method Investments

Investments for which the Company exercises significant influence but does not have control are accounted for under the equity method. These investments have primarily consisted of a 50% joint venture with Grupo Gigante, S.A.B. de C.V. (the “Mexico joint venture”) to establish Petco locations in Mexico and a 45% joint venture with a domestic partner to sell over-the-counter and prescription pet medications. The Company’s share of the investees’ results is presented as either income or loss from equity method investees in the accompanying consolidated statements of loss and comprehensive loss.

The joint ventures are not material to the Company’s consolidated financial statements. The equity method of accounting is applicable as the Company is not the primary beneficiary but has significant influence over the operation and financial policies of the pet medication joint venture. The equity method of accounting is applicable for the Mexico joint venture as the Company does not own more than 50% of voting power, but has significant influence over the operation and financial policies of the investee.

The Mexico joint venture purchases certain inventory items and store assets from the Company. The Company also receives royalties from the Mexico joint venture for the use of its trademarks. Revenues generated from these transactions were not material in fiscal 2019 and 2018. The cumulative unrealized foreign currency adjustment on the translation of the Company’s investment in the joint venture and the foreign currency translation impact of the royalty receivable are recorded in accumulated other comprehensive income (“AOCI”), net of tax.

The Company consolidates variable interest entities (“VIEs”) where it has been determined that the Company is the primary beneficiary of those entities’ operations. The Company holds a 50% investment in a joint venture with a domestic partner to build and operate veterinary clinics in Petco locations, which was previously accounted for under the equity method. In March 2019, the Company entered into an amended agreement governing the joint venture’s operations and determined that the Company had the power to direct the activities most important to the VIE. As a result, the joint venture is a VIE for which the Company is now the primary beneficiary. Accordingly, the assets, liabilities, and noncontrolling interest of the VIE, which were not material, were measured at fair value as of the date the Company became the primary beneficiary in accordance with ASC 805—Business Combinations. The results of operations and statements of financial position of the VIE, which are not material, are included in the Company’s consolidated financial statements beginning in March 2019. Under the amended agreement, the domestic partner provides certain management and support services to the joint venture. These services include administrative, financial reporting, compliance, and technology support services in connection with the operation and growth of the joint venture. As compensation for these services, the joint venture pays the domestic partner a quarterly management fee equal to a portion of clinic revenues, subject to a minimum fixed fee. The Company incurred and recorded $1.4 million of management fees under this agreement in fiscal 2019, which are included in selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

The Company also has an investment in a pet specialty company, which was previously accounted for under the equity method. In October 2019, the Company concluded that it no longer holds significant influence over the operation and financial policies of this investee. Accordingly, the Company discontinued the equity method of accounting for this investee. Since this investment does not have a readily determinable fair value, the Company now measures its investment at cost minus impairment, if any, with adjustments resulting from observable price changes (the “cost method”). Additionally, the carrying value of this investment was reduced from $0.9 million to $0.0 million, as the Company no longer considers the investment to be recoverable.

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would conduct a transaction, in addition to the assumptions that market participants would use when pricing the related assets or liabilities, including non-performance risk.

A three-level hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 —	Unobservable inputs for the asset or liability.

Refer to Notes 8, 9, 10 and 11 for fair value disclosures for the senior secured term credit facilities, senior notes, derivatives, and other types of assets and liabilities measured at fair value, respectively.

Self-Insurance Reserves

The Company is self-insured for workers’ compensation, general, auto liability and employee-related health care benefits, a portion of which is paid by the Company’s employees. Additionally, the Company has insurance coverage to limit its exposure above a per occurrence retention limit. These insurance policies have stated maximum coverage limits after which the Company bears the risk of loss. The Company determines the related liabilities using a number of factors including historical experience and trends related to claims and payments, information provided by the Company’s insurance brokers and actuaries, an estimate of incurred but not reported claims and industry experience and trends. Estimates of future claim costs for workers’ compensation, general, auto liability and employee-related health care benefits are recorded on an undiscounted basis. All estimates of ultimate loss and loss adjustment expense and resulting reserves are subject to inherent variability caused by the nature of the insurance process. The potentially long period of time between the reporting of an occurrence of an incident and the final resolution of a claim and the possible effects

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

of changes in the legal, social and economic environments contribute to this variability. The Company reports self-insurance liabilities gross of insurance recoveries. As of February 1, 2020, insurance recoveries of $6.0 million and $18.4 million were recorded in other current assets and other long-term assets, respectively. As of February 2, 2019, insurance recoveries of $6.9 million and $22.0 million were recorded in other current assets and other long-term assets, respectively.

Self-insurance reserves are reflected in the consolidated balance sheets as follows (in thousands):

	February 1, 2020	February 2, 2019
Current:
Workers’ compensation and employee-related health care benefits	$21,443	$22,763
General and auto liability reserves	5,135	6,222

	$26,578	$28,985

Non-current:
Workers’ compensation reserve	$46,834	$57,157
General and auto liability reserves	13,188	16,601

	$60,022	$73,758

The current portion and non-current portion of self-insurance reserves for workers’ compensation and employee-related health care benefits are included in accrued salaries and employee benefits and other long-term liabilities, respectively, in the consolidated balance sheets. The current portion and non-current portion of self-insurance reserves for general and auto liability costs are included in accrued expenses and other liabilities and other long-term liabilities, respectively, in the consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services.

See Note 2 for further discussion on revenue recognition.

Cost of Sales

Cost of sales includes the following types of expenses:

•	Direct costs (net of vendor rebates, allowances and discounts for products sold) including inbound freight charges;

•	Shipping and handling costs associated with sales to customers;

•	Freight costs associated with moving merchandise inventories;

•	Inventory shrinkage costs and write-downs;

•	Payroll costs of pet groomers, trainers, veterinarians and other direct costs of services; and

•	Costs associated with operating the Company’s distribution centers including payroll, occupancy costs and depreciation.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the following types of expenses:

•	Payroll and benefit costs of store and corporate employees;

•	Occupancy and operating costs of store and corporate facilities;

•	Depreciation and amortization related to store and corporate assets;

•	Credit card fees;

•	Store pre-opening and remodeling costs;

•	Advertising costs; and

•	Other administrative costs.

Advertising Expenses

The Company records advertising expense as incurred and classifies advertising costs within selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company’s advertising expenses, net of cooperative advertising reimbursements, were $97.7 million and $79.6 million for fiscal 2019 and 2018, respectively. Vendor cooperative advertising reimbursements reduced total advertising expense by $18.4 million and $13.3 million for fiscal 2019 and 2018, respectively.

Leases

The majority of the Company’s lease liabilities are real estate operating leases from which store, corporate support, and distribution operations are conducted. The Company also leases equipment and certain store locations under finance leases. Lease terms generally do not include options to extend or terminate the lease unless it is reasonably certain that the option will be exercised. Effective fiscal 2019, for any lease with an initial term in excess of 12 months, the related lease assets and liabilities are recognized on the consolidated balance sheet as an operating or finance lease at the commencement of the lease agreement. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term.

Operating lease assets represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are recognized based on the present value of future payments over the lease term at the commencement date. The Company uses a collateralized incremental borrowing rate based on the information available at the commencement date to determine the present value of future payments. Operating leases typically require payment of certain non-lease costs, such as real estate taxes, common area maintenance and insurance. These components comprise the majority of the Company’s variable lease costs and are excluded from the present value of lease liabilities unless an event occurs that results in the payments becoming fixed for the remaining term. The remaining lease and non-lease components are accounted for together as a single lease component for all underlying classes of assets. Operating lease assets are adjusted for lease incentives, initial direct costs, impairments, and exit or disposal costs.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Operating lease costs are recognized on a straight-line basis from the commencement date to the end of the lease term. Operating lease costs relating to distribution centers are included in cost of sales, and operating lease costs relating to store and corporate support locations are included in selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss. Amortization on finance lease right-of-use assets relating to distribution centers are included in cost of sales, and amortization on finance lease right-of-use assets relating to store and corporate support locations are included in selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss. Interest on finance lease right-of-use assets is included in interest expense in the consolidated statements of loss and comprehensive loss. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company’s sublease portfolio consists mainly of operating leases with a domestic partner to operate dog boarding and daycare facilities, which are not material.

The Company records contractual obligations associated with the retirement of long-lived assets at their fair value at the time the obligations are incurred. These obligations arise from certain leases and primarily relate to the cost of removing leasehold improvements and certain fixtures from such lease sites and restoring the sites to their original condition. Upon initial recognition of the liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the estimated useful life of the asset. Activity related to these obligations in Fiscal 2019 and 2018 was not material. The Company’s asset retirement obligation was $5.5 million and $4.3 million at February 1, 2020 and February 2, 2019, respectively, and is included in other long-term liabilities in the consolidated balance sheets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of loss and comprehensive loss in the period that includes the enactment date. Valuation allowances, if any, are recorded against net deferred tax assets when it is considered more likely than not that some portion or all of a deferred tax asset may not be recoverable. Deferred tax assets and liabilities are recorded as either net non-current assets or net non-current liabilities on the consolidated balance sheets. Refer to Note 14 for further disclosures of the Company’s income taxes.

Management regularly evaluates the likelihood of recognizing the benefit for income tax positions it has taken in various federal and state filings by considering relevant facts, circumstances and information available. The authoritative guidance clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold for recognizing benefit of a tax position is that such position is more likely than not to be sustained upon examination by the taxing authority, including resolution of any related appeals or litigation processes, and is based on the technical merits of the position.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Equity-Based Compensation

Equity-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the vesting period of the award, which is also the requisite service period, based upon the corresponding vesting method and probability of vesting (Note 13). The Company recognizes the effect of pre-vesting forfeitures as they occur.

Equity Valuation

The per share fair value of equity was determined by the Company’s board of directors based on enterprise valuations performed by management with the assistance of a third-party valuation firm, taking into consideration any recent market transactions involving the Company’s equity. The valuation of the equity of any private company involves various estimates and assumptions that may differ from actual values.

For fiscal 2019, the Company’s equity value was determined using a combination of two valuation approaches:

Income Approach—estimates the fair value based on the present value of the Company’s future estimated cash flows and the residual value of the Company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the Company achieving these estimated cash flows.

Market Approach (specifically, the guideline public company method)—estimates fair value based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets.

For fiscal 2018, in addition to the two valuation approaches above, the Company’s equity value was also determined using the market transaction approach, which utilizes the per share price of recent market transactions involving comparable companies or the Company’s common stock, such as in the Acquisition by two unrelated third-party investors. For fiscal 2019, the market transaction was not used due to the limited number of recent transactions of comparable companies.

The results of the valuation approaches were weighted based on a variety of factors including: current macroeconomic environment, current industry conditions and length of time since arms-length market transaction events. Additionally, a discount for lack of marketability was applied to account for the lack of access to an active public market. The resulting value was then allocated to outstanding equity using an option-pricing model.

Membership Units

At February 1, 2020, there were 1,297,999,923 Common Series A Units, 342,710,243 Common Series B Units, 239,361,146 Common Series C Units, and 100 Voting Common Units authorized for issuance. Issued and outstanding membership units consisted of the following:

	February 1, 2020	February 2, 2019
Common Series A Units issued and outstanding	1,118,999,923	1,118,999,923
Common Series B Units issued and outstanding	339,558,148	338,158,148
Common Series C Units issued and outstanding	183,389,373	143,081,289
Voting Common Units issued and outstanding	100	100

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Loss per unit is presented in conformity with the two-class method required for participating securities. There were no potentially dilutive securities in fiscal 2019 or fiscal 2018. The Common Series C Units are held by Scooby LP. The Company considered the impact of presenting a separate earnings per unit calculation for Common Series C Units. However, as earnings and losses are only allocable to Common Series C Units after certain applicable thresholds have been met, and such thresholds have not been met for loss per unit purposes, no losses were allocated to Common Series C Units.

Pre-Opening Costs

Costs incurred in connection with opening new stores are expensed as incurred and are included in selling, general and administrative expenses in the Company’s consolidated statements of loss and comprehensive loss. Such costs include advertising, payroll, initial store supplies and utilities.

Sponsor Management Fees

On January 26, 2016, the date of the Acquisition, the Company entered into a management services agreement with certain affiliates and/or investment advisors of the Sponsors (the “Sponsor MSA Parties”), under which the Sponsor MSA Parties provide certain management and advisory services to the Company and its operating subsidiaries. The services include management, consulting and financial planning services in connection with the operation and growth of the Company. As compensation for management, consulting and financial planning services, the Company agreed to reimburse the Sponsor MSA Parties costs for services rendered plus reimbursement of reasonable out-of-pocket expenses incurred in connection with the services rendered. The Company also agreed to provide customary indemnification to the Sponsor MSA Parties. The agreement has a term of ten years and is automatically renewed in one year increments thereafter, unless otherwise earlier terminated. Management fees incurred and recorded by the Company during fiscal year 2019 and 2018 were not material. These fees are included in selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss.

Derivative Instruments

In March 2016, the Company entered into a series of five interest rate cap agreements with four counterparties totaling $1,950.0 million to limit the maximum interest rate on a portion of the Company’s variable-rate debt and limit its exposure to interest rate variability when three-month LIBOR exceeds 2.25%. The interest rate caps are accounted for as cash flow hedges, and changes in the fair value of the interest rate caps are reported as a component of AOCI.

Refer to Note 10 for further disclosures of the Company’s derivative instruments and hedging activities.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02—Leases (“ASU 2016-02”), which requires leases to be recognized on the balance sheet as assets and liabilities for the rights and obligations created by leased assets. The Company adopted this accounting policy at the beginning of fiscal year 2019 and recognized a cumulative effect adjustment to retained earnings, as permitted under Accounting Standards Update No. 2018-11—Leases: Targeted Improvements. The Company set an accounting policy election not to capitalize leases with a term of twelve months or less. In addition, the Company elected the transition package of practical expedients, which allowed the Company to carry forward for its existing leases: i) the historical lease classification as either

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

operating or finance; ii) the assessment of whether any expired or existing contracts are or contain leases; and iii) capitalization of initial direct costs. Additionally, the Company elected the practical expedients to account for certain leases at a portfolio level and to not separate lease and non-lease components.

Previously designated capital leases are now considered finance leases under the new guidance. The designation of operating leases remains substantially unchanged under the new guidance.

Adoption of this accounting policy resulted in the recognition of $1.61 billion of operating lease right-of-use assets, along with $1.54 billion of corresponding lease liabilities on February 3, 2019. As part of the adoption, $91.6 million of other long-term liabilities, which included existing deferred rent, tenant improvement allowances, reserves for closed stores, and unfavorable lease rights, were derecognized with a corresponding adjustment to operating lease right-of-use assets. Also, $33.8 million in prepaid rent, previously included within prepaid expenses, was reclassified as a reduction to the current portion of operating lease liabilities. Additionally, $125.2 million of existing favorable lease rights, which were previously recorded within other intangible assets, were also derecognized with a corresponding adjustment to operating lease right-of-use assets. The Company recorded a $22.9 million cumulative-effect adjustment to retained earnings, primarily related to the derecognition of a deferred gain on the sale-leaseback of its corporate headquarters, which was previously being recognized over the initial lease term as a reduction of selling, general, and administrative expenses. The adoption did not have a material impact on the Company’s liquidity. Refer to Note 6, Leases, for additional information regarding the Company’s accounting policy for leases and additional disclosures.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13—Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the accounting for recognizing impairments of financial assets. Under the new accounting guidance, credit losses for financial assets held at amortized cost will be estimated based on expected losses rather than the current incurred loss impairment model. The new accounting guidance also modifies the impairment model for available-for-sale debt securities. The new accounting guidance generally requires the modified retrospective transition method, with the cumulative effect of applying the new accounting guidance recognized as an adjustment to opening retained earnings in the year of adoption. The amendments in this standard are effective for annual periods and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company evaluated the impact the new standard will have on its consolidated financial statements and related disclosures and does not expect the impact to be material.

In August 2017, the FASB issued Accounting Standards Update No. 2017-12—Targeted Improvements to Accounting for Hedging Activities, which expands and refines hedge accounting for both financial and non-financial risks, aligns the recognition and presentation of the effects of hedging instruments and hedged items in the financial statements, and includes targeted improvements related to the assessment of hedge effectiveness. The new guidance also modifies disclosure requirements for hedging activities. The Company early adopted this accounting policy at the beginning of fiscal year 2017 with no material impact to the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued Accounting Standards Update No. 2018-15—Intangibles— Goodwill and Other—Internal-Use Software (Subtopic 350-40), which amends ASC 350-40 to

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The amendments in this standard are effective for annual periods and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company evaluated the impact the new standard will have on its consolidated financial statements and related disclosures and does not expect the impact to be material.

2. Revenue Recognition

The Company generates revenue primarily from the sale of products and services. Revenue is recognized when the control of promised goods or services is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. Control refers to the ability of the customer to direct the use of, and obtain substantially all of, the remaining benefits from the goods or services.

Net sales by product type and services were as follows (in thousands):

	Fiscal years
	2019 (52 weeks)	2018 (52 weeks)
Dog and cat food	$2,054,280	$2,045,593
Supplies and companion animals	1,938,904	1,967,996
Services and other	441,330	378,584

Net sales	$4,434,514	$4,392,173

For all contracts with customers, the Company evaluates whether it is the principal (i.e. to report revenue on a gross basis) or agent (i.e. to report revenue on a net basis). Generally, the Company is the principal in its contracts with customers as it controls the related goods or services before they are transferred to the customer.

Revenue from product sales and services is reported net of sales refunds, which includes an estimate of future returns based on historical refund rates, with a corresponding reduction to cost of sales. The Company records a refund liability for sales returns, which is included in accrued expenses and other liabilities, and a corresponding asset for anticipated cost recoveries, which is included in other current assets. There is inherent judgment in estimating future refunds as they are susceptible to factors outside of the Company’s influence. The Company has significant experience in estimating the amount of refunds based primarily on historical data.

Revenue is recognized net of applicable sales tax in the consolidated statements of loss and comprehensive loss. Sales tax liability is included in accrued expenses and other liabilities in the consolidated balance sheets.

The Company’s contract liabilities primarily relate to product merchandise not yet delivered to customers, unredeemed gift cards, services not yet completed, and options that provide a material right to customers, such as its customer loyalty program. The Company did not have any material contract assets or contract liabilities as of February 1, 2020 or February 2, 2019.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Product Revenue

Product revenue is recognized when control passes, which generally occurs at a point in time when the customer completes a transaction in the store and receives the merchandise. The Company’s payment terms are typically at the point of sale.

For transactions initiated online, customers choose whether to have it delivered to them (using third-party parcel delivery companies) or to collect their merchandise from one of the Company’s stores (“buy online, pick up in store,” or “BOPUS”). For items delivered directly to the customer, control passes and revenue is recognized when delivery has been completed to the customer, as title has passed and possession has transferred to the customer. For BOPUS sales, control passes and revenue is recognized once the customer has taken possession of the merchandise. Any fees charged to customers for delivery (such as shipping and handling) are a component of the transaction price and are recognized when delivery has been completed. The Company uses delivery information to determine when to recognize revenue for products and any related delivery fee revenue.

Service Revenue

The Company recognizes service revenue from pet grooming, veterinary care, and certain other in-store services once the service is completed, as this is when the customer has the ability to direct the use of and obtain the benefits of the service. Payment terms are typically at the point of sale, but may also occur upon completion of the service. The Company’s service contracts are primarily with retail and veterinary customers.

The Company recognizes service revenue from dog training ratably over the life of the contract, as this pattern best depicts when customers use the services provided and, accordingly, when delivery of the performance obligation occurs.

Gift Cards

The Company sells its own gift cards to customers in its retail stores, online, and through select third parties. The Company recognizes revenue from gift cards when gift cards are redeemed by the customer. The Company also recognizes revenue for the portion of gift card values that is not expected to be redeemed (“breakage”). Breakage is estimated based upon historical redemption patterns and other factors, such as laws and regulations applicable to each jurisdiction. There is judgment in assessing redemption patterns and the ultimate value of gift cards that is not expected to be redeemed.

Sales Incentives and Customer Loyalty Program

The Company has a customer loyalty program that allows members to earn points for each qualifying purchase. Points earned enable members to receive a certificate that may be redeemed on future purchases within 45 days of the issuance date. The loyalty program points represent customer options that provide a material right and, accordingly, are performance obligations for each applicable contract. The relative standalone selling price of points earned by loyalty program members is deferred and included as part of accrued expenses and other liabilities in the consolidated balance sheets based on the amount of points that are projected to be redeemed, subject to breakage. Revenue is recognized for these performance obligations as actual redemptions occur and the Company updates its estimate of the amount of points that are projected to be redeemed. There is judgment in assessing redemption patterns and the ultimate value of points that is not expected to be redeemed.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

The Company issues coupons that are not earned in conjunction with a purchase of a product or service, typically as part of targeted marketing activities. Additionally, the Company issues coupons in conjunction with the purchase of products or services. However, these coupons typically do not materially exceed the range of discounts given to similar customers and do not confer a material right. In both of these cases, these are not performance obligations and are instead recognized as a reduction of the transaction price when redeemed by the customer.

Practical Expedients and Exemptions

The Company does not present certain qualitative and quantitative information relating to its remaining performance obligations, as substantially all of the Company’s remaining performance obligations have an original expected duration of one year or less. The Company’s remaining performance obligations are not material.

3. Sale-Leaseback Transaction

In January 2020, the Company sold and leased back its San Antonio, TX corporate support center for $19.0 million with net cash proceeds of $18.5 million. The transaction qualified for sale-leaseback accounting, in which the Company recognized the sale, resulting in an initial gain of $3.1 million, which is reflected as a reduction of selling, general, and administrative expenses. The lease has been classified as an operating lease and contains a 10 year initial term plus renewal options.

4. Other Acquisitions

During fiscal 2019, the Company completed the acquisition of a small, regional veterinary business for total consideration of approximately $3.0 million. Net tangible and identifiable intangible assets acquired and liabilities assumed were not material. The acquisition resulted in the recognition of $3.0 million of goodwill, which is deductible for tax purposes.

Pro forma results of operations for the acquisition have not been presented because they are not material to the consolidated results of operations.

5. Composition of Balance Sheet Accounts

Prepaid Expenses

Prepaid expenses consisted of the following (in thousands):

	February 1, 2020	February 2, 2019
Prepaid occupancy-related costs	$4,500	$29,536
Other prepaid expenses	20,354	19,226

	$24,854	$48,762

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	February 1, 2020	February 2, 2019
Equipment	$578,842	$509,557
Leasehold improvements	490,506	429,586
Furniture and fixtures	267,458	244,547
Buildings and related improvements	23,134	38,490
Land	3,904	6,888

	1,363,844	1,229,068
Less accumulated depreciation	(707,588)	(545,521)

	$656,256	$683,547

The Company’s depreciation and amortization expense for fixed assets, net was $172.5 million and $184.6 million for fiscal 2019 and 2018, respectively.

Other Intangible Assets, Net

Components of other intangible assets, net were as follows (dollar amounts in thousands):

	February 1, 2020
	Estimated useful lives (years)	Weighted average remaining estimated life (years)	Gross amount	Accumulated amortization	Net amount
Customer lists	3-7	2.4	$3,944	$(2,512)	$1,432
Proprietary technology	5-17	4.2	848	(727)	121

Total intangible assets subject to amortization	3-17	2.5	4,792	(3,239)	1,553
Indefinite-lived intangible trade name	—	—	1,025,000	—	1,025,000

Total intangible assets			$1,029,792	$(3,239)	$1,026,553

	February 2, 2019
	Estimated useful lives (years)	Weighted average remaining estimated life (years)	Gross amount	Accumulated amortization	Net amount
Favorable lease rights	3-34	14.8	$160,340	$(35,162)	$125,178
Customer lists	3-7	3.2	3,944	(1,722)	2,222
Proprietary technology	5-17	1.3	858	(546)	312
Contract costs	9	8.9	300	(6)	294

Total intangible assets subject to amortization	3-34	14.6	165,442	(37,436)	128,006
Indefinite-lived intangible trade name	—	—	1,044,000	—	1,044,000

Total intangible assets			$1,209,442	$(37,436)	$1,172,006

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Quantitative impairment tests were performed on the Company’s trade name in the fourth quarter of fiscal 2019 and 2018. The fair value of the Company’s indefinite-lived trade name was determined by a third party valuation firm using the relief from royalty valuation method. As a result of the quantitative impairment tests performed, trade name impairment charges of $19.0 million and $83.0 million were recorded in the fiscal 2019 and 2018 financial statements, respectively.

The Company’s amortization expense for other intangible assets was $1.0 million and $15.5 million for fiscal 2019 and 2018 respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss. As a result of the adoption of ASU 2016-02 in fiscal 2019, favorable lease rights were derecognized with a corresponding adjustment to operating lease right-of-use assets (Note 1).

At February 1, 2020, the Company’s scheduled intangible asset amortization expense was as follows (in thousands):

Fiscal years	Amortization expense
2020	$838
2021	344
2022	344
2023	4
2024	2
Thereafter	21

Total intangible asset amortization	$1,553

Accrued Salaries and Employee Benefits

Accrued salaries and employee benefits consisted of the following (in thousands):

	February 1, 2020	February 2, 2019
Accrued compensation	$45,209	$41,727
Accrued paid time-off	27,033	29,777
Self-insurance reserves	21,443	22,763

	$93,685	$94,267

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	February 1, 2020	February 2, 2019
Accrued real estate taxes	$29,659	$25,379
Accrued capital expenditures	21,962	17,132
Sales taxes payable	16,753	15,992
Accrued federal taxes	3,339	9,129
Other accrued expenses and liabilities	76,468	76,285

	$148,181	$143,917

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	February 1, 2020	February 2, 2019
Self-insurance reserves	$60,022	$73,758
Deferred rent	—	50,894
Unfavorable lease rights	—	30,812
Other liabilities	41,629	85,914

	$101,651	$241,378

As a result of the adoption of ASU 2016-02 in fiscal 2019, deferred rent, tenant improvement allowances, reserves for closed stores, and unfavorable lease rights were derecognized with a corresponding adjustment to operating lease right-of-use assets (Note 1).

6. Leases

Lease assets and liabilities are reflected in the Company’s consolidated balance sheets as follows (in thousands):

Leases	Balance sheet location	February 1, 2020
Assets
Operating leases	Operating lease right-of-use assets	$1,459,604
Finance leases	Fixed assets, net(1)	11,976

Total lease assets		$1,471,580

Liabilities
Current
Operating leases	Current portion of operating lease liabilities	$278,229
Finance leases	Current portion of long-term debt and other lease liabilities	3,393
Non-current
Operating leases	Operating lease liabilities, excluding current portion	1,156,742
Finance leases	Other long-term liabilities	13,041

Total lease liabilities		$1,451,405

(1)	Finance lease right-of-use assets are recorded net of accumulated amortization of $13.4 million as of February 1, 2020.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

The components of total lease cost are as follows (in thousands):

Leases	Fiscal year ended February 1, 2020
Operating lease cost	$441,981
Finance lease cost:
Amortization of right-of-use lease assets	3,919
Interest on lease liabilities	973
Variable lease cost	112,709
Sublease income	(5,450)

Total lease cost	$554,132

Other information for the Company’s leases is as follows (in thousands):

Fiscal year ended February 1, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$408,562
Operating cash flows from finance leases	$973
Financing cash flows from finance leases	$3,447
Lease assets obtained in exchange for lease liabilities:
Operating leases	$133,219
Finance leases	$3,695

February 1, 2020
Weighted average remaining lease term:
Operating leases	6.3 years
Finance leases	6.8 years
Weighted average discount rate:
Operating leases	10.6%
Finance leases	6.2%

At February 1, 2020, the Company’s future minimum lease payments under non-cancellable operating and finance leases are as follows (in thousands):

Fiscal years	Operating leases	Finance leases
2020	$418,994	$4,327
2021	365,153	2,868
2022	310,272	2,645
2023	256,950	2,294
2024	201,151	2,025
Thereafter	458,356	6,157

Total minimum payments	$2,010,876	$20,316
Less imputed interest	(575,905)	(3,882)

Present value of lease payments	1,434,971	16,434
Less current portion	(278,229)	(3,393)

Lease liabilities, excluding current portion	$1,156,742	$13,041

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

At February 2, 2019, prior to the adoption of ASU 2016-02, the Company’s future minimum lease payments under non-cancellable operating and capital leases were as follows (in thousands):

Fiscal years	Operating leases	Capital leases
2019	$401,160	$4,041
2020	372,055	3,805
2021	328,344	2,342
2022	276,683	2,115
2023	224,818	1,715
Thereafter	567,961	6,560

Total minimum payments	$2,171,021	$20,578

Less amount representing interest		(4,080)

Present value of capital lease payments		16,498
Less current portion of capital leases		(3,104)

Capital lease obligations, excluding current portion		$13,394

7. Goodwill

The changes in the carrying amount of the Company’s goodwill were as follows (in thousands):

	February 1, 2020	February 2, 2019
Beginning balance:
Goodwill	$2,984,253	$2,984,245
Accumulated impairment	(807,963)	(517,791)

Goodwill, net	$2,176,290	$2,466,454

Additions from acquisitions	$3,020	$—
Purchase price adjustments	—	8
Impairment	—	(290,172)
Ending balance:
Goodwill	$2,987,273	$2,984,253
Accumulated impairment	(807,963)	(807,963)

Goodwill, net	$2,179,310	$2,176,290

A quantitative impairment test was performed on the Company’s goodwill in the fourth quarter of fiscal 2019. The result of the quantitative impairment test indicated that the fair value of the reporting unit was higher than its carrying value, and therefore no goodwill impairment charge was recorded for fiscal 2019. A quantitative impairment test was performed on the Company’s goodwill in the fourth quarter of fiscal 2018, and a goodwill impairment charge of $290.2 million was recognized.

8. Senior Secured Credit Facilities

The Company has a $2,525.0 million senior secured term loan facility maturing on January 26, 2023 (“Term Loan Facility”), which was most recently amended on January 27, 2017 (“Amended Term Loan Facility”), and a senior secured asset-based revolving credit facility (the “Amended Revolving

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Credit Facility”), providing for senior secured financing of up to $500.0 million expiring on the earlier of 91 days prior to the maturity of the Amended Term Loan Facility (currently October 27, 2022 or five years from the most recent amendment), subject to a borrowing base. The Amended Term Loan Facility and the Amended Revolving Credit Facility are collectively referred to as the “Senior Secured Credit Facilities”.

As of February 1, 2020, the outstanding principal balance of the Amended Term Loan Facility was $2,424.0 million ($2,363.4 million, net of the unamortized discount and debt issuance costs). As of February 2, 2019, the outstanding principal balance of the Amended Term Loan Facility was $2,449.3 million ($2,370.0 million, net of the unamortized discount and debt issuance costs). The weighted average interest rate on the borrowings outstanding was 5.1% and 6.1% as of February 1, 2020 and February 2, 2019, respectively. Debt issuance costs are being amortized over the contractual term to interest expense using the effective interest rate in effect at issuance. As of February 1, 2020, the estimated fair value of the Amended Term Loan Facility was approximately $2,011.9 million based upon recent bids in the secondary marketplace on that date, which are considered Level 2 fair value hierarchy inputs (Note 1).

As of February 1, 2020, $29.0 million was outstanding, with a weighted average interest rate of 5.3%, under the Amended Revolving Credit Facility. As of February 2, 2019, no amounts were outstanding under the Amended Revolving Credit Facility. At February 1, 2020, $325.9 million was available under the Amended Revolving Credit Facility, which is net of $60.8 million of outstanding letters of credit issued in the normal course of business and a $84.3 million borrowing base reduction for a shortfall in qualifying assets, net of reserves. Unamortized debt issuance costs of $4.9 million and $6.6 million relating to the Amended Revolving Credit Facility were outstanding and were being amortized using the straight-line method over the remaining term of the agreement as of February 1, 2020 and February 2, 2019, respectively.

The Company’s obligations under the Senior Secured Credit Facilities are secured by substantially all of the personal property assets of the Company with differing priority rights to the various personal property assets ascribed to each facility. Both credit facility agreements, while not identical, contain certain affirmative and negative covenants related to indebtedness, liens, fundamental changes in the business, investments, restricted payments and agreements and a fixed charge coverage ratio, among other things. As of February 1, 2020, the Company is in compliance with its covenants on the agreements.

The credit agreements governing the Senior Secured Credit Facilities contain customary default provisions including, among others, the failure to make payments when due, defaults under other material indebtedness, non-compliance with covenants, change of control and bankruptcy, the occurrence of any of which would limit the Company’s ability to draw on the Amended Revolving Credit Facility and could result in the applicable lenders under the Senior Secured Credit Facilities accelerating the maturity of such indebtedness and foreclosing upon the collateral pledged thereunder.

Amended Term Loan Facility

On June 17, 2016, the Company amended the Term Loan Facility, which consisted of two tranches (“Tranche B-1” and “Tranche B-2”). The covenants of the amended facility were substantially similar to those of the original facility, while the interest rate spread declined. Interest under the amended facility was at the Company’s option the bank’s alternative base rate (“ABR”) or the London

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Interbank Offered Rate (“LIBOR”), adjusted for statutory reserve requirements (“Adjusted LIBOR”), with Tranche B-1 subject to a 1.00% floor, payable upon maturity of the LIBOR contract, in either case plus the applicable rate. The ABR was the greater of the bank prime rate, federal funds effective rate plus 0.5% or the LIBOR quoted rate plus 1.0% (or 2.0% for Tranche B-1). The applicable rate was 3.00% (previously 3.75%) per annum for Tranche B-1 and 3.25% (previously 4.00%) for Tranche B-2 for an ABR loan or 4.00% (previously 4.75%) per annum for Tranche B-1 and 4.25% (previously 5.00%) for Tranche B-2 for an Adjusted LIBOR loan. Additionally, when the Company’s senior secured first lien net leverage ratio falls below 4.00, each of the applicable rate options will be reduced by 0.25%.

On January 27, 2017, the Company amended the Amended Term Loan Facility further and consolidated Tranche B-2 into Tranche B-1. The covenants of the amended facility are substantially similar to those of the existing facility, while the interest rate spread declined. Interest under the Amended Term Loan Facility continues to be at the Company’s option the bank’s ABR or Adjusted LIBOR subject to a 1.00% floor, payable upon maturity of the LIBOR contract, in either case plus the applicable rate. The ABR is the greater of the bank prime rate, federal funds effective rate plus 0.5% or the LIBOR quoted rate plus 2.0%. The applicable rate is 2.25% (previously 3.00%) per annum for an ABR loan or 3.25% (previously 4.00%) per annum for an Adjusted LIBOR loan. Additionally, when the Company’s senior secured first lien net leverage ratio falls below 4.00, each of the applicable rate options will be reduced by 0.25%. Principal payments under the Amended Term Loan Facility are $6.3 million quarterly.

Amended Revolving Credit Facility

On August 23, 2018, the Company amended its Revolving Credit Facility to increase the total availability to $555.0 million and to extend the maturity on $500.0 million of this availability from January 26, 2021 to the earlier of 91 days prior to the maturity of the Amended Term Loan Facility (currently October 27, 2022) or five years from closing. The remaining $55.0 million of availability was set to expire on the original maturity date of January 26, 2021. All other key terms of the Amended Revolving Credit Facility remained unchanged.

Fees relating to the August 23, 2018 amendment consisted of arranger fees and other third party expenses. Approximately $3.1 million of the Amended Revolving Credit Facility fees under the August 23, 2018 amendment were capitalized in the accompanying consolidated balance sheet as a contra-liability, and no loss on debt extinguishment was recognized. The remaining portion of debt issuance costs of the Amended Revolving Credit Facility previously capitalized were set to amortize over the expected remaining term to interest expense using the effective interest rate in effect on the date of issuance.

On December 14, 2018, the Company terminated the $55.0 million additional availability relating to the January 26, 2021 tranche of the Amended Revolving Credit Facility. All other key terms of the Amended Revolving Credit Facility remain unchanged.

The Amended Revolving Credit Facility has availability up to $500.0 million and a $150.0 million letter of credit sub-facility. The availability is limited to a borrowing base, which allows borrowings of up to 90% of eligible accounts receivable plus 90% of the net orderly liquidation value of eligible inventory plus up to $50 million of qualified cash of the Company to which the Company and guarantors have no access, less reserves as determined by the administrative agent. Letters of credit reduce the amount available to borrow under the Amended Revolving Credit Facility by their face value.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Interest on the Amended Revolving Credit Facility is based on either ABR or Adjusted LIBOR subject to a floor of zero percent, in either case, plus an applicable margin. The applicable margin is currently equal to 50 basis points in the case of ABR loans and 150 basis points in the case of Adjusted LIBOR loans.

The applicable margin is adjusted quarterly based on the average historical excess availability as a percentage of the Line Cap, which represents the lesser of the aggregate Amended Revolving Credit Facility and the borrowing base, as follows:

Average Historical Excess Availability	Applicable Margin for Adjusted LIBOR Loans	Applicable Margin for ABR Loans
Less than 33.3% of the Line Cap	1.75%	0.75%
Less than 66.7% but greater than or equal to 33.3% of the Line Cap	1.50%	0.50%
Greater than or equal to 66.7% of the Line Cap	1.25%	0.25%

The Amended Revolving Credit Facility is subject to an unused commitment fee. If the actual daily utilized portion exceeds 50%, the unused commitment fee is 0.25%. Otherwise, the unused commitment fee is 0.375% and is not dependent upon excess availability.

9. Senior Notes

Floating Rate Senior Notes

On January 26, 2016, the Company issued unsecured senior notes maturing on January 26, 2024 in a private offering (the “Floating Rate Senior Notes”). Debt issuance costs of $26.2 million related to the Floating Rate Senior Notes are being amortized over the contractual term to interest expense using the effective interest rate in effect at issuance. The Floating Rate Senior Notes bear interest at a floating rate equal to three-month LIBOR, subject to a 1.00% floor, plus 8.0% per annum (the “Applicable Margin”) payable quarterly in arrears.

At February 1, 2020, the outstanding principal balance of the Floating Rate Senior Notes was $750.0 million and the carrying amount was $734.4 million, net of the unamortized debt issuance costs. The weighted average interest rate on the borrowings outstanding was 9.9% as of February 1, 2020. At February 2, 2019, the outstanding principal balance of the Floating Rate Senior Notes was $750.0 million and the carrying amount was $731.4 million, net of the unamortized debt issuance costs. The weighted average interest rate on the borrowings outstanding was 10.9% as of February 2, 2019. At February 1, 2020 and February 2, 2019, the estimated fair value of the Floating Rate Senior Notes was approximately $701.7 million and $696.2 million, respectively, based upon debt yields and the redemption option, which are considered Level 2 fair value hierarchy inputs (Note 1).

The Company may redeem the Floating Rate Senior Notes at its option, in whole or in part, at par value. The indenture governing the Floating Rate Senior Notes specifies a number of events of default (many of which are subject to applicable cure periods), including, among others, the failure to make payments when due, defaults under other agreements or instruments of indebtedness and non-compliance with covenants. Upon the occurrence of an event of default, the holders of the Floating Rate Senior Notes may declare all amounts outstanding to be immediately due and payable. As of February 1, 2020, the Company is in compliance with its debt covenants.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

3.00% Senior Notes

On January 26, 2016, the Company issued senior unsecured notes maturing on January 25, 2019 in a private offering to its members. Interest on the notes was originally 0.75% per annum, payable semi-annually either in cash or by means of capitalizing such interest and adding it to the then outstanding principal amount of the notes.

On April 6, 2019, the Company amended the notes to extend their maturity to July 25, 2019. Interest under these notes (the “3.00% Senior Notes”) is now 3.00% per annum, payable upon maturity. On July 25, 2019, February 3, 2020, and September 28, 2020, the Company further amended the notes to extend their maturity to January 25, 2020, January 25, 2021, and January 25, 2023, respectively. At February 1, 2020 and February 2, 2019, the outstanding principal balance of the 3.00% Senior Notes was $131.7 million and $127.8 million, respectively. At February 1, 2020 and February 2, 2019, the estimated fair value of the 3.00% Senior Notes was approximately $121.4 million and $127.9 million, respectively, based upon debt yields and the redemption option, which are considered Level 2 fair value hierarchy inputs (Note 1). The borrowings are classified as long-term obligations due to the Company’s intent and ability to refinance these obligations on a long-term basis.

The Company may redeem the 3.00% Senior Notes at any time, in whole or in part, by paying the then outstanding principal balance plus accrued interest up to the redemption date. The indentures governing the notes specify a number of events of default (subject to applicable cure periods), including, among others, the failure to make payments when due, defaults under other instruments of indebtedness and non-compliance with covenants. Upon the occurrence of an event of default, the holders of the 3.00% Senior Notes may declare all amounts outstanding to be immediately due and payable. The Company is currently in compliance with its covenants under the note indentures.

10. Derivative Instruments

In March 2016, the Company entered into a series of five interest rate cap agreements with four counterparties totaling $1,950.0 million to limit the maximum interest rate on a portion of the Company’s variable-rate debt and limit its exposure to interest rate variability when three-month LIBOR exceeds 2.25%.

Terms of the Company’s interest rate caps and their fair values are as follows (in thousands):

				Derivative (liability) asset fair value
	Notional amount	Effective date	Expiration date	February 1, 2020	February 2, 2019
	$975,000	January 31, 2017	January 31, 2021	$(2,849)	$2,430
	243,750	January 31, 2017	January 31, 2021	(666)	702
	243,750	January 31, 2017	January 31, 2021	(686)	663
	243,750	January 31, 2017	January 31, 2021	(664)	701
	243,750	January 31, 2017	January 31, 2021	(646)	736

Total	$1,950,000			$(5,511)	$5,232

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

Interest rate caps are reflected in the Company’s consolidated balance sheets as follows (in thousands):

(Liabilities) Assets	Balance sheet location	February 1, 2020	February 2, 2019
Current asset portion of interest rate caps	Other current assets	$—	$2,865
Current liability portion of interest rate caps	Accrued expenses and other liabilities	(5,511)	—
Non-current asset portion of interest rate caps	Other long-term assets	—	2,367

Total interest rate caps		$(5,511)	$5,232

Although the Company is exposed to credit loss in the event of nonperformance by its counterparties, credit risk is considered limited due to the credit ratings of the counterparties and the use of a master netting agreement, which permits the netting of derivative payables and receivables. The Company has not historically incurred, and does not expect to incur in the future any losses as a result of counterparty default. The notional amount of the Company’s outstanding derivatives is not an indicator of the magnitude of potential exposure.

The interest rate cap agreements contain provisions that would be triggered in the event the Company defaults on its debt agreements (Note 8 and Note 9), which in turn could impact the assessment of hedge effectiveness or cause termination of the underlying cap agreements. As of February 1, 2020, no events of default have occurred. There is no collateral posting requirement outside the provisions in the debt agreements.

The interest rate caps are accounted for as cash flow hedges because the interest rate caps are expected to be highly effective in hedging variable rate interest payments. Changes in the fair value of the interest rate caps are reported as a component of AOCI. As of February 1, 2020 and February 2, 2019, AOCI included unrealized losses of $10.7 million ($7.9 million, net of tax) and unrealized losses of $1.2 million ($0.9 million, net of tax), respectively. Approximately $2.8 million and $1.6 million of pre-tax losses deferred in AOCI were reclassified to interest expense during fiscal 2019 and 2018, respectively. The Company currently estimates that $10.8 million of pre-tax losses related to trade date costs on its interest rate caps that are currently deferred in AOCI will be reclassified to interest expense in the consolidated statement of operations within the next twelve months. This estimate could vary based on actual amounts as a result of changes in market conditions.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

11. Fair Value Measurements

Assets and Liabilities Measured on a Recurring Basis

The following table presents information about assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	February 1, 2020			February 2, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets (liabilities):
Money market mutual funds	$5,919	$—	$—	$40,953	$—	$—
Investments of officer’s life insurance	$—	$12,142	$—	$—	$11,676	$—
Interest rate caps	$—	$(5,511)	$—	$—	$5,232	$—
Non-qualified deferred compensation plan	$—	$(12,075)	$—	$—	$(11,523)	$—

The fair value of money market mutual funds is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market. Money market mutual funds included in the Company’s cash and cash equivalents were $0.0 million and $35.2 million as of February 1, 2020 and February 2, 2019, respectively. Also included in the Company’s money market mutual funds balances is $5.9 million and $5.8 million at February 1, 2020 and February 2, 2019, respectively, which relates to the Company’s restricted cash, and is included in other current assets in the consolidated balance sheets.

The fair values of the interest rate caps are determined using a discounted cash flow analysis on the expected cash flows of each interest rate cap (Note 10). This analysis reflects the contractual terms, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values are determined by netting the discounted future fixed cash receipts payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate yield curves. The Company qualitatively assesses both its own nonperformance risk and the respective counterparties’ nonperformance risk in the fair value measurements. The valuations also consider credit risk adjustments, including nonperformance risk, that are necessary to reflect the probability of default by the counterparties’ or the Company. As of February 1, 2020, the credit risk adjustments decreased the aggregate liability recorded for the fair value of the interest rate caps by approximately $0.1 million. As of February 2, 2019, the credit risk adjustments increased the aggregate asset recorded for the fair value of the interest rate caps by approximately $0.1 million.

The Company maintains a deferred compensation plan for key executives and other members of management, which is fully funded by investments in officers’ life insurance. The fair value of this obligation is based on participants’ elected investments, which reflect the closing market prices of similar assets.

Assets Measured on a Non-Recurring Basis

The Company’s non-financial assets, which primarily consist of goodwill, other intangible assets, fixed assets and equity and cost method investments, are reported at carrying value, or at fair value as

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

of the date of the Acquisition, and are not required to be measured at fair value on a recurring basis. However, on a periodic basis (at least annually for goodwill and indefinite-lived intangibles or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable), non-financial assets are assessed for impairment. If impaired, the carrying values of the assets are written down to fair value using Level 3 inputs.

The Company holds an investment in a pet specialty company, which was previously accounted for under the equity method. In October 2019, the Company concluded that it no longer holds significant influence over the operation and financial policies of this investee. Accordingly, the Company discontinued the equity method of accounting for this investee. Additionally, the carrying value of this investment was reduced from $0.9 million to $0.0 million, as the Company no longer considers the investment to be recoverable. The related loss is included in selling, general, and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss.

In fiscal 2019, the Company determined that the fair value of its reporting unit was greater than its carrying amount, and therefore no goodwill impairment charge was recorded (Note 7). In fiscal 2019, the Company determined that the carrying amount of its trade name exceeded its fair value, resulting in a trade name impairment charge of $19.0 million. The Company recorded impairment charges of $0.7 million on other intangible assets and $3.2 million on its other cost method investments in fiscal year 2019. The related losses are included in selling, general, and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss. There were no other indications of impairment of the Company’s other intangible assets or equity and cost method investments in fiscal 2019.

In fiscal 2018, the Company determined that the carrying amount of its reporting unit and trade name exceeded their fair values, resulting in impairment charges of $290.2 million and $83.0 million, respectively. There were no other indications of impairment of the Company’s indefinite-lived trade name, other intangible assets or equity and cost method investments in fiscal 2018.

The Company recorded fixed asset impairment charges of $8.5 million and $15.0 million in fiscal years 2019 and 2018, respectively. Impairment charges related to distribution centers are recorded in cost of sales, whereas impairment charges related to store and corporate locations are recorded in selling, general and administrative expense in the accompanying consolidated statements of loss and comprehensive loss.

12. Employee Benefit Plans

The Company has employee savings plans that permits eligible participants to make contributions by salary reduction pursuant to either section 401(k) of the Internal Revenue Code or under the Company’s non-qualified deferred compensation plan.

Prior to January 1, 2019, the Company generally matched 50% of the first 6% of compensation that was contributed by each participating employee to the 401(k) plan. Prior to January 1, 2019, eligible participants that held positions as director and above were limited to a matching contribution of 50% of the first 3% of compensation contributed to the plan. Under the 401(k) plan, the Company match was subject to a 5-year vesting schedule. Employees were required to complete twelve months of service with the Company to participate in the plan.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

On January 1, 2019, the Company amended its 401(k) plan. The Company now generally matches 100% of the first 1% plus 50% of the next 5% of compensation contributed by each participating employee. For eligible participants that hold positions as director and above, the Company matches, at its discretion, 100% of the first 1% plus 50% of the next 2% of compensation that is contributed by each participating employee to the plan. The Company match is subject to a 3-year vesting schedule. Employees are now required to complete six months of service with the Company to participate in the amended plan.

Under the Company’s non-qualified deferred compensation plan, the Company matches 50% of the first 6% of compensation contributed by each participating employee to the plan from the date of eligibility until the point of time that the participating employee is eligible to participate in the Company’s 401(k) plan. Once a participating employee is eligible to participate in the 401(k) plan, the Company match is 50% of the first 3% of compensation contributed by the employee to the plan.

In connection with the required matches, Company contributions to the plans were $6.9 million and $4.9 million for fiscal years 2019 and 2018, respectively.

13. Equity-Based Compensation Expense

Subsequent to the Acquisition, Scooby LP established an incentive plan (“the 2016 Incentive Plan”) pursuant to which eligible employees, consultants and non-employee directors of the Company are eligible to receive partnership unit awards (“Series C Units”). Series C Unit awards are restricted profit interests in Scooby LP, subject to a distribution threshold, and were originally based upon attainment of certain criteria or events as follows:

(1)	50% time-based units that vest in equal installments on each anniversary of the grant date. Upon a change in control, all time-based units become fully vested.

(2)

30% EBITDA-based units that would have vested each year based on specified annual and cumulative EBITDA targets. Upon a change in control, the number of unvested EBITDA-based units that would have vested was dependent upon whether the proceeds resulting from the change in control were greater than the EBITDA-based unit acceleration amount with respect to the investment.

(3)

20% internal rate of return (“IRR”)-based units that would have vested upon a change in control if the change in control resulted in an IRR to the Sponsors greater than or equal to 23% and a multiple of invested capital greater than or equal to 2.0.

In July 2018, the Company effected a modification for current employees as follows:

(1)	The distribution threshold for time-based units was reduced.

(2)

EBITDA-based and IRR-based units were converted to time-based units with a reduced distribution threshold that will vest in five equal installments beginning on the anniversary of the original grant date beginning in calendar year 2019.

Based on the modified distribution thresholds, the incremental compensation cost related to the modification was $11.0 million, which is being recognized over the remaining term of the grants. Series C Unit awards following the modification are generally issued in the form of time-based units that vest in equal annual installments. Upon a change in control, these units become fully vested.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

In October 2018, the Company accelerated the vesting of a portion of Series C Units held by an executive in connection with their separation of employment and in December 2018, the Company accelerated the vesting of Series C Units held by a former board member in connection with their separation from the board. These modifications resulted in $2.1 million of incremental compensation expense recognized during fiscal 2018.

For the Series C Units granted during fiscal 2019 and fiscal 2018, the weighted average fair value per unit was estimated to be $0.25 and $0.35, respectively.

The weighted average fair value per Series C Unit was calculated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal 2019	Fiscal 2018
Dividend yield	0.0%	0.0%
Expected volatility(1)	60.0%	58.3%
Risk-free interest rate(2)	1.7%	2.5%
Expected term(3)	5 years	5.5 years

(1)

The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the Series C Units.

(2)	The risk-free interest rates are based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the Series C Units.
(3)	The expected term of the Series C Units is based on estimated liquidity event timing.

Prior to the modification, the Company’s IRR-based Series C Units were not valued because they were not deemed probable of vesting.

Series C Unit activity under the 2016 Incentive Plan was as follows (in thousands):

Units
Series C Units outstanding, February 2, 2019	143,081
Granted	59,120
Forfeited	(18,812)

Series C Units outstanding, February 1, 2020	183,389

Series C Units vested, February 1, 2020	57,544

Series C Units available for future grant, February 1, 2020	55,972

Charges with respect to awards issued pursuant to the 2016 Incentive Plan are reflected in the Company’s consolidated financial statements. The Company recorded $9.5 million and $8.5 million of compensation expense in fiscal 2019 and 2018, respectively. Compensation expense related to the Company’s Series C Units is generally not tax deductible.

In July 2019, 1.4 million Series B Units of Scooby LP were granted to an executive, resulting in $0.7 million of compensation expense and a corresponding income tax benefit of $0.2 million recognized during fiscal 2019. Series B and vested Series C Units of Scooby LP contain certain provisions whereby the holder may require Scooby LP to repurchase these units upon a termination event due to death or disability. The Company is not required to purchase its own membership units upon the occurrence of such an event.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

As of February 1, 2020, unrecognized compensation expense related to the unvested portion of the Company’s Series C Units was $14.6 million, which is expected to be recognized over a weighted average period of 3.3 years.

14. Income Taxes

Income tax benefit consisted of the following (in thousands):

	Fiscal years
	2019 (52 weeks)	2018 (52 weeks)
Current:
Federal	$4,273	$2,504
State	5,156	3,404

	$9,429	$5,908

Deferred:
Federal	$(34,814)	$(43,657)
State	(10,273)	(8,091)

	$(45,087)	$(51,748)

Income tax benefit	$(35,658)	$(45,840)

Income tax expense for fiscal 2018 was impacted by the adjustment of deferred tax assets and liabilities related to the reduction in the U.S. federal statutory income tax rate from 35% to 21% under the U.S. Tax Cuts and Jobs Act (“Tax Act”), which was enacted on December 22, 2017. The Company re-measured certain deferred tax assets and liabilities based on the federal rate at which they are expected to reverse in the future, which is generally 21%.

A reconciliation of income tax benefit at the federal statutory rate with the provision for income taxes is as follows (in thousands):

	Fiscal years
	2019 (52 weeks)		2018 (52 weeks)
Income tax benefit at federal statutory rate	$(27,524)	21.0%	$(96,473)	21.0%
Non-deductible expenses	1,986	(1.5)	60,691	(13.3)
State taxes, net of federal tax benefit	(4,073)	3.1	(3,714)	0.8
U.S. tax reform	—	—	(2,252)	0.5
Tax credits	(4,150)	3.2	(3,616)	0.8
Other, net	(1,897)	1.5	(476)	0.1

	$(35,658)	27.3%	$(45,840)	9.9%

The increase in the effective tax rate in fiscal 2019 is primarily due to the non-deductible goodwill impairment charge impacting the rate in fiscal 2018 (Note 7). The decrease in the federal statutory rate in fiscal 2018 is due to changes in the federal tax rate, as applied to fiscal year taxpayers, as a result of the Tax Act. In accordance with the Tax Act, as a fiscal year taxpayer, a blended tax rate should be

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

determined based on the applicable rates before and after the change and the number of days in the period within the taxable year before and after the effective date of the change in tax rate.

Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	February 1, 2020	February 2, 2019
Deferred tax assets:
Inventory	$17,449	$16,124
Deferred rent	—	8,868
Accrued employee benefits	31,203	34,301
Net operating losses, state tax credit carryforwards	6,539	2,659
Interest expense limitation carry-forward under IRC §163(j)	54,330	26,015
Store closure reserves	—	5,276
Lease-related items	332,546	—
Other	6,339	4,177

Total deferred tax assets	448,406	97,420

Valuation allowance	(5,068)	(428)

Net deferred tax assets	443,338	96,992
Deferred tax liabilities:
Fixed assets	(73,159)	(73,467)
Intangible assets	(261,773)	(265,468)
Debt restructuring	(15,551)	(20,023)
Lease-related items	(341,278)	(24,646)
Investments in joint ventures	(14,942)	(15,567)
Other	(1,911)	(2,024)

Total deferred tax liabilities	(708,614)	(401,195)

	$(265,276)	$(304,203)

Effective fiscal 2018, the Tax Act includes changes to the amount of tax deductible business interest expense available in a taxable year. Generally, the amount of deductible business interest that can be deducted in a current taxable year cannot exceed the sum of 30% of the taxpayer’s adjusted taxable income for the year, plus the taxpayer’s business interest income for the year. The amount of business interest expense disallowed as a deduction in the current year may be carried forward indefinitely. As of February 1, 2020, the Company has recorded a deferred tax asset of $54.3 million reflecting the benefit of $231.0 million in interest limitation carryforwards.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. With the exception to certain state net operating losses discussed below, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. This is based upon future reversals of existing taxable temporary differences and projections for future taxable income over the periods in which the deferred tax assets are deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

As of February 1, 2020, the Company has recorded a deferred tax asset of $2.3 million reflecting the benefit of $41.7 million in state income tax net operating loss carryforwards, which will begin to expire in fiscal 2020. The Company has recorded a deferred tax asset of $0.8 million reflecting the benefit of $3.8 million of federal income tax net operating loss carryforwards, which will begin to expire in fiscal 2033. The Company believes that it is more likely than not that the state net operating loss carryforward will not be realized. In recognition of this risk, the Company recorded a valuation allowance of $2.3 million on the deferred tax asset related to these state net operating loss carryforwards as of February 1, 2020. The Company recorded a deferred tax asset of $3.4 million for certain state tax credits as of February 1, 2020. The Company believes it is more likely than not that these credits will not be realized and has recorded a $2.8 million valuation allowance related to these credits. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets will be accounted for as a reduction of income tax expense.

Changes in unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

	Fiscal year
	2019 (52 weeks)	2018 (52 weeks)
Beginning balance	$74	$111
Decreases related to lapse of statute of limitation	—	(37)

Ending balance	$74	$74

Included in the balance of total unrecognized tax benefits at February 1, 2020, is $0.1 million of tax benefits that if recognized, would affect the Company’s effective tax rate. Interest and penalties recognized in fiscal 2019 and 2018 were not material. Accrued interest and penalties related to uncertain tax positions were not material at February 1, 2020 and February 2, 2019. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is no longer subject to examination for U.S. federal income tax for periods prior to fiscal 2015. The Company is no longer subject to examination by state tax authorities for tax periods prior to fiscal 2012. The Company is currently under audit by various state jurisdictions for various years. Though the estimated completion dates of these audits are not known, it is possible that these audits will be completed within the next 12 months. In addition, the Company does not foresee other material changes to the federal or state uncertain tax positions affecting income tax expense within the next 12 months. The Company has no material foreign operations.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

15. Accumulated Other Comprehensive Income (Loss)

Changes in the balances of each component included in AOCI are presented below (net of tax, in thousands):

	Derivatives	Equity securities	Foreign currency translation adjustment	Total
Balance at February 3, 2018	$2,572	$158	$(1,020)	$1,710

Other comprehensive loss before reclassifications	(3,434)	—	(79)	(3,513)
Amounts reclassified from AOCI	1,215	—	—	1,215

Other comprehensive loss	(2,219)	—	(79)	(2,298)

Cumulative effect adjustments	(1,226)	(158)	(223)	(1,607)

Balance at February 2, 2019	$(873)	$—	$(1,322)	$(2,195)

Other comprehensive loss before reclassifications	(9,088)	—	952	(8,136)
Amounts reclassified from AOCI	2,058	—	—	2,058

Other comprehensive loss	(7,030)	—	952	(6,078)

Balance at February 1, 2020	$(7,903)	$—	$(370)	$(8,273)

16. Commitments and Contingencies

Baseball Stadium Naming Rights Commitment

In March 2003, the Company entered into an agreement with San Diego Ballpark Funding LLC and Padres L.P. to name the San Diego Padres’ new stadium Petco Park. The naming rights include signage, advertising and other promotional benefits. The agreement term is 22 years. Pursuant to the agreement, the Company pays an annual contract fee. Fees for fiscal 2019 and 2018 were $4.0 million and $3.8 million, respectively. These fees are included in selling, general and administrative expenses in the consolidated statements of loss and comprehensive loss, and will be adjusted by the maximum annual change related to the San Diego consumer price index per year through 2026.

COVID-19

The COVID-19 pandemic has been a highly disruptive economic and societal event that has affected the business and has had a significant impact on consumer shopping behavior. To serve pet parents while also providing for the safety of employees, the Company has adapted certain aspects of the business. Throughout the crisis, the Company continues to monitor the rapidly evolving situation and will continue to adapt its operations to address federal, state and local standards, meet the needs of pets and pet parents, and implement standards that the Company believes to be in the best interest of the safety and well-being of its employees. The duration and severity of the pandemic remains uncertain.

Litigation

The Company is involved in the legal proceedings and is subject to other claims and litigation arising in the ordinary course of its business. The Company has made accruals with respect to certain

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Cont’d

of these matters, where appropriate, which are reflected in the Company’s consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters, the Company has not made accruals because management has not yet determined that a loss is probable or because the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, the Company currently does not expect that these matters will have a material adverse effect on its consolidated financial statements. The outcome of any litigation is inherently uncertain, however, and if decided adversely to the Company, or if the Company determines that settlement of particular litigation is appropriate, the Company may be subject to liability that could have a material adverse effect on its consolidated financial statements.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF

PET ACQUISITION LLC

(PARENT COMPANY)

All operating activities of the Company are conducted by the subsidiaries. PET Acquisition LLC is a holding company and does not have any material assets or conduct business operations other than investments in subsidiaries. The Senior Secured Credit Facilities and Floating Rate Senior Notes of Petco Animal Supplies, Inc., a wholly owned subsidiary of PET Acquisition LLC, contain provisions whereby Petco Animal Supplies, Inc. has restrictions on the ability to pay dividends, loan funds and make other upstream distributions to PET Acquisition LLC.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF

PET ACQUISITION LLC

(PARENT COMPANY)

BALANCE SHEETS

(In thousands)

	February 1, 2020	February 2, 2019
ASSETS
Cash and cash equivalents	$100,002	$100,002
Other current assets	1,487	538
Other long-term assets	139	135
Investment in subsidiary	599,549	665,161

Total assets	$701,177	$765,836

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities	$17	$—
Senior notes	131,703	127,839
Other liabilities	66	88

Total liabilities	131,786	127,927

Members’ equity:
Members’ interest	1,358,130	1,347,622
Accumulated deficit	(780,466)	(707,518)
Accumulated other comprehensive loss	(8,273)	(2,195)

Total members’ equity	569,391	637,909

Total liabilities and members’ equity	$701,177	$765,836

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF

PET ACQUISITION LLC

(PARENT COMPANY)

STATEMENTS OF LOSS

(In thousands)

	Fiscal years ended
	February 1, 2020 (52 weeks)	February 2, 2019 (52 weeks)
Equity in loss of subsidiary	$(92,967)	$(412,989)
Selling, general, and administrative expenses	(4)	(4)
Interest expense, net	(3,851)	(1,008)

Loss before income taxes	(96,822)	(414,001)
Income tax benefit	(949)	(213)

Net loss	$(95,873)	$(413,788)

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PET ACQUISITION LLC

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF

PET ACQUISITION LLC

(PARENT COMPANY)

STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal years ended
	February 1, 2020 (52 weeks)	February 2, 2019 (52 weeks)
Cash flows from operating activities:
Net loss	$(95,873)	$(413,788)
Adjustments to reconcile net income to net cash provided in operating activities:
Equity in loss of subsidiary	92,967	412,989
Changes in assets and liabilities	2,906	799

Net cash provided by operating activities	—	—

Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	100,002	100,002

Cash and cash equivalents at end of year	$100,002	$100,002

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

            Shares

Class A Common Stock

PROSPECTUS

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting and consulting fees and expenses		*
Transfer agent and registrar fees		*

Total	$

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

We are currently organized as a Delaware limited liability company. Prior to the effectiveness of this registration statement, we will convert into a Delaware corporation pursuant to a statutory conversion and change its name to                 . Our certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers and other employees and individuals against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement in connection with specified actions, suits, and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability, or loss asserted to have been incurred by them in their capacities as officers and directors.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

We will obtain directors’ and officers’ insurance to cover our directors, officers, and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

3.00% Senior Notes

In January 2016, we issued 0.75% Senior Unsecured Notes in an initial aggregate principal amount of $125,000,000 to Scooby LP and other noteholders. On April 16, 2019, the notes were extended, amended, and restated with an interest rate of 3.00% (with effectiveness from January 26, 2019). The notes were issued pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act and were subsequently extended, amended, and restated on July 25, 2019, February 3, 2020, and September 28, 2020.

Item 16. Exhibits and Financial Statement Schedules

(a)	The following documents are filed as exhibits to this Registration Statement:

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated Bylaws

4.1*	Form of Registration Rights Agreement

4.2*	Form of Stockholders’ Agreement

5.1*	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered

10.3*†	Form of Petco 2020 Equity Incentive Plan

10.4*†	Form of Indemnification Agreement

10.5*†	Employment Agreement between Petco Animal Supplies, Inc. and Ronald Coughlin, Jr. dated June 4, 2018

10.6*†	Employment Agreement between Petco Animal Supplies Stores, Inc. and Michael Nuzzo dated April 8, 2015

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description of Document

10.7*†	Amendment to Employment Agreement between Petco Animal Supplies Stores, Inc., Scooby LP, and Michael Nuzzo dated January 26, 2016

10.8*†	Employment Agreement between Petco Animal Supplies, Inc. and Darren MacDonald dated May 25, 2019

10.9*†	Employment Letter between Petco Animal Supplies Stores, Inc. and Justin Tichy dated September 17, 2018

10.10*†	Employment Letter between Petco Animal Supplies Stores, Inc. and Michelle Bonfilio dated October 3, 2018

10.11*†	Employment Letter between Petco Animal Supplies Stores, Inc. and Laura Wilkin dated May 2, 2018

10.12*†	Release of Claims Agreement between Petco Animal Supplies Stores, Inc., Scooby LP, PET Acquisition LLC, and Laura Wilkin dated August 13, 2019

10.13*†	Form of Common Series C Unit Award Agreement

10.14*†	Retention Bonus Agreement between Petco Animal Supplies Stores, Inc. and Michelle Bonfilio dated April 1, 2020

21.1*	List of Subsidiaries

23.1*	Consent of Gibson, Dunn & Crutcher LLP (included in 5.1 above)

23.2*	Consent of Ernst & Young LLP

24.1*	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules:

Schedule I

Parent Company Condensed Financial Information required to be filed under this item are set forth on pages F-41 through F-44.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the completion specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

The undersigned Registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, State of California, on the                  day of                 , 2020.

PET Acquisition LLC

By:
Name: Ronald Coughlin, Jr.
Title: Chief Executive Officer

Confidential Treatment Requested by PET Acquisition LLC

Pursuant to 17 C.F.R. Section 200.83

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints                  and                , and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place, and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the                day of                , 2020.

Signature	Title

Ronald Coughlin, Jr.	Chief Executive Officer (principal executive officer)

Michael Nuzzo	Chief Financial Officer and Chief Operating Officer (principal financial and accounting officer)

Maximilian Biagosch	Director

Cameron Breitner	Director

Gary Briggs	Director

Nishad Chande	Director

Christy Lake	Director

Jennifer Pereira	Director

Christopher J. Stadler	Director